Exhibit 99.2

Ferroglobe PLC

Annual Report and Accounts 2020

Company Registration No. 09425113

Ferroglobe PLC

Annual Report and Financial Statements

Year ended 31 December 2020

Ferroglobe PLC

Annual report and financial statements 2020

Ferroglobe PLC

GLOSSARY AND DEFINITIONS

Unless the context requires otherwise, the following definitions apply throughout this U.K. Annual Report (including the Appendix, save as set out below):

“2020”	the financial year ended 31 December 2020;

“2019”	the financial year ended 31 December 2019;

“2021 AGM”	the Annual General Meeting of the Company, to be held in 2021;

“2020 Form 20-F”	the Company’s Form 20-F for the fiscal year ended 31 December 2020;

“ABL RCF”

the Credit and Security Agreement for a new $100 million North American asset-based revolving credit facility dated as of 11 October 2019, entered into between Globe and QSIP Canada ULC, as borrowers, and PNC Bank, N.A., as lender and settled in March 2021;

“ABL Revolver”	credit available under the ABL RCF;

“Adjusted EBITDA”	earnings before interest, tax, depreciation and amortisation, adjusted in accordance with Company’s adjustments announced as part of its earnings reports. Alternative Performance Measures are reconciled at Appendix 1;

“Alternative Performance Measures”	the non-IFRS financial metrics reconciled at Appendix 1;

“Aon”	Aon Plc;

“ARA”	this annual report and accounts for the financial year ended 31 December 2020;

“Articles”	the Articles of Association of the Company, from time to time;

“Auditor”	Deloitte LLP, the Company’s independent U.K. statutory auditor;

“Aurinka”	Aurinka Photovoltaic Group, S.L.;

“Blue Power”	Blue Power Corporation, S.L.;

“Board”	the Company’s board of directors;

“Business Combination”	the business combination of Globe and FerroAtlántica as the Company’s wholly owned subsidiaries on 23 December 2015;

“Business Combination Agreement”	the definitive transaction agreement entered into on 23 February 2015 (as amended and restated on 5 May 2015) by, among others, the Company, Grupo VM, FerroAtlántica and Globe;

“Capital”	net debt plus total equity. Alternative Performance Measures are reconciled at Appendix 1;

“CEO”, “Chief Executive Officer” or “Chief Executive”	the Chief Executive Officer of the Company, or where the context requires, of the relevant company or organization;

“Companies Act”	the U.K. Companies Act 2006;

“Company” or “Ferroglobe”	Ferroglobe PLC, a company incorporated in England and Wales with registered number 09425113 and whose registered office is at 5 Fleet Place, London EC4M 7RD, United Kingdom or, where the context requires, the Group;

“Consolidated Financial Statements”	(save in the supplemental attachment when it will have the meaning given below) these consolidated financial statements for the year ended 31 December 2020

“Compensation Committee”	the compensation committee of the Company;

“EBITDA”	earnings before interest, tax, depreciation and amortisation;

“EIP”	the Ferroglobe PLC Equity Incentive Plan, adopted by the Board on 29 May 2016 and approved by shareholders on 29 June 2016;

“EU”	the European Union;

“Exchange Act”	the U.S. Securities Exchange Act of 1934 (as amended);

“Executive Chairman”	the executive chairman of the Company;

“Executive Directors” or “Executives”	the executive directors of the Company;

“FerroAtlántica” or “Grupo FerroAtlántica” or “Predecessor”	Grupo FerroAtlántica, S.A.U. a joint stock company organised under the laws of Spain, including (where the context so requires), its subsidiaries and subsidiary undertakings;

“Free cash-flow”	operating cash-flow less property, plant and equipment cash flows. Alternative Performance Measures are reconciled at Appendix 1;

“Globe” or “GSM”	Globe Specialty Metals, Inc., a Delaware corporation, including (whether the context requires) its subsidiaries and subsidiary undertakings;

“Group”	the Company and its subsidiaries;

“Grupo VM”	Grupo Villar Mir, S.A.U.;

“IASB”	International Accounting Standards Board;

“IFRS”	International Financial Reporting Standards;

“Indenture”	the indenture, dated as of 15 February 2017, among Ferroglobe and Globe as co-issuers, certain subsidiaries of Ferroglobe as guarantors, and Wilmington Trust, National Association as trustee, registrar, transfer agent and paying agent;

“KPI”	key performance indicator;

“LIBOR”	the basic rate of interest payable in respect of the drawn amount of the ABL Revolver, interest under which is to be paid at the rate of LIBOR plus the applicable margin;

“NASDAQ”	the NASDAQ Global Select Market;

“NASDAQ Rules”	the NASDAQ Stock Market Rules;

“Net debt”	bank borrowings, debt instruments, obligations under finance leases, and other financial liabilities, less cash and cash equivalents. Alternative Performance Measures are reconciled at Appendix 1;

“Non-Executive Directors” or “NEDs”	the non-executive directors of the Company;

“Notes”	$350,000,000 aggregate principal amount of Senior Notes due 2022;

“Ordinary Shares”	the ordinary shares of $0.01 each in the capital of the Company;

“Policy”	the directors’ remuneration policy in force from time to time;

“Revolving Credit Facility Agreement” or “RCF”

the credit agreement, dated 27 February 2018, as amended on or about 31 October 2018 and 22 February 2019 among Ferroglobe PLC, as Borrower, certain subsidiaries of Ferroglobe PLC from time to time party thereto as guarantors, the financial institutions from time to time party thereto as lenders, PNC Bank, National Association, as administrative agent, issuing lender and swing loan lender, PNC Capital Markets LLC, Citizens Bank, National Association and BMO Capital Markets Corp., as joint legal arrangers and bookrunners, Citizens Bank, National Association, as syndication agent, and BMO Capital Markets Corp., as documentation agent, as amended from time to time;

“Revolving Credit Facility”	borrowings available under the RCF;

“SHA”	the amended and restated shareholders agreement between Group VM and the Company dated 22 November 2017, as amended on 23 January 2018;

“SEC”	the U.S. Securities and Exchange Commission;

“SOX”	the U.S. Sarbanes-Oxley Act of 2002;

“SPE”	Ferrous Receivables DAC, a special purpose entity domiciled and incorporated in Ireland to which trade receivables generated by the Company’s subsidiaries in the United States, Canada, Spain and France were sold;

“U.K.”	the United Kingdom of Great Britain and Northern Ireland;

“U.S.”	the United States of America;

“Working capital”	inventories and trade and other receivables, less trade and other payables. Alternative Performance Measures are reconciled at Appendix 1;

“$”	U.S. dollars.

In the separate attachment hereto only (and for the avoidance of doubt, not in the remainder of this U.K. Annual Report), the following phrase has the meaning given below:

“Consolidated Financial Statements”	the audited consolidated financial statements of Ferroglobe and its subsidiaries as of 31 December 2020, 2019 and 2018 and for each of the years ended 31 December 2020, 2019 and 2018, including the related notes thereto, prepared in accordance with IFRS, as filed on SEC Form 20-F.

Ferroglobe PLC

Report and financial statements 2020

Officers and professional advisers

Directors
J López Madrid
M Amusategui	(appointed 12 June 2020)
D G Barger
B L Crockett
S E Eizenstat
M Garrido y Ruano J M Alapont	(resigned 30 April 2021)
G Hamilton	(resigned 31 May 2020)
M Levi	(appointed 15 January 2020)
P Larrea Paguaga	(resigned 10 January 2020)
J Villar-Mir de Fuentes
Company Secretary
Dorcas Murray Thomas Wiesner	(resigned 30 October 2020) (appointed 30 October 2020)
Registered Address
5 Fleet Place
London
EC4M 7RD
Auditor
Deloitte LLP
Statutory Auditor
1 New St. Square EC4A 3HQ London

Ferroglobe PLC

Introduction

Ferroglobe PLC is a public limited company incorporated under the laws of England and Wales under Company Number: 09425113. Ferroglobe (encompassing its subsidiaries Globe and FerroAtlántica) is a global, leading producer of silicon metals and silicon and manganese based alloys, with a geographical reach building on Globe’s footprint in North America and FerroAtlántica’s footprint in Europe.

The Company was incorporated in 2015 and its Ordinary Shares are listed for trading on the NASDAQ in U.S. dollars under the symbol “GSM”.

The Company is subject to disclosure obligations in the U.S. and the U.K. While some of these disclosure requirements overlap or are otherwise similar, some differ and require distinct disclosures. Pursuant to the requirements of the Companies Act, this document includes our directors’ strategic report, directors’ report, remuneration report and required financial information (including our statutory accounts and statutory auditor’s report for the reporting period commencing 1 January 2020 and ending 31 December 2020), which together comprise our U.K. annual reports and accounts for the period ended 31 December 2020 (the “U.K. Annual Report”).

We are also subject to the information and reporting requirements of the Exchange Act, regulations and other guidance issued by the SEC and the NASDAQ listing standards applicable to foreign private issuers. In accordance with the Exchange Act, we are required to file annual and periodic reports and other information with the SEC, including, without limitation, our 2020 Form 20-F. Certain other announcements made by the Company are furnished to the SEC on Form 6-K. Our status as a foreign private issuer requires the Company to comply with various corporate governance practices under the SOX, as well as related rules subsequently implemented by the SEC. In addition, NASDAQ Rules permit foreign private issuers to follow home country practice in lieu of the NASDAQ corporate governance standards, subject to certain exemptions and except to the extent that such exemptions would be contrary to U.S. federal securities law.

We have provided as a separate attachment to the U.K. Annual Report extracts from the 2020 Form 20-F to assist shareholders in assessing the Group’s performance and results. This attachment does not form part of the financial statements. Investors may obtain the full 2020 Form 20-F, without charge, from the SEC at the SEC’s website at www.sec.gov or from our website at www.ferroglobe.com. Unless expressly stated otherwise, the information on our website is not part of this U.K. Annual Report and is not incorporated by reference herein.

The capitalised terms used throughout the U.K. Annual Report are defined in the Glossary and Definitions section of this U.K. Annual Report unless otherwise indicated. In the following text, the terms “we,” “our,” “the Company”, “our Company” and “us” may refer, as the context requires, to Ferroglobe or collectively to Ferroglobe and its subsidiaries. Throughout the U.K. Annual Report, rounding has been applied and numbers given and totals aggregated may differ in consequence.

Chairman’s Letter to Shareholders

Dear fellow shareholders,

2020 was an extraordinary year for all of us. The worst pandemic in over a century has caused worldwide disruption and cost many lives. While the positive news around vaccinations gives us all hope for the future, the road to recovery remains uncertain.

The unprecedented impact of COVID-19 was felt throughout our Company and the broader value chain into which we are integrated. As a result, our sales declined 29% in 2020 compared with 2019. Despite the challenges caused by the pandemic we returned to positive adjusted EBITDA during Q4 2020. This achievement is the result of our team’s ability to make quick and decisive decisions on how we operated our assets, reduced costs, and managed cash throughout the year.

2020 was also a difficult year for our global workforce. The Board and I are extremely proud of their commitment and resilience which allowed us to operate the business and navigate the challenges we faced. Throughout the year, we forged ahead on the execution of a number of important initiatives centered on platform optimization and continued cost cutting. These efforts supported our ability to offset the precipitous decline in shipments across our product portfolio.

Strategic Turnaround Plan

Our financial performance over the past few years has reinforced the need for a comprehensive review of the business through a new lens. With the assistance of a top-tier consultant firm we conducted a deep and broad evaluation of our Company throughout 2020, with the goal of designing a strategic plan focused on bolstering the long-term competitiveness of the business and returning the Company to profitability by fundamentally changing the way we operate, both operationally and financially. This multi-year turnaround plan developed by management, and subsequently approved by the Board, impacts all the functional areas of the business as we drive change to ensure competitiveness throughout the cycle. In aggregate we target $180 million of EBITDA improvement supported by specific actions across a number of value creation areas: commercial excellence, footprint optimization, continuous plant efficiency, centralized procurement and reduction of corporate overheads. Additionally, we are targeting cash release of $70 million during this period through continued improvement of working capital management.

The majority of 2020 was spent on designing this plan and preparing for its execution. As of the first quarter of 2021, we are fully entrenched in the execution of the plan across all value creation areas. Although we are in the early days of execution of this plan, we are excited about the results already achieved. Equally, we are encouraged that the new strategy has reinvigorated our workforce as we collectively work towards a strong and more competitive Company that will create value for all stakeholders.

Comprehensive Financing Well Advanced

Over the past few years, we have commented on various financing and refinancing opportunities which we have been evaluating. However, as the operating environment evolved and our cash needs changed, we have been able to delay raising incremental capital. In 2020, we engaged with several financing parties with the goal of refinancing our existing senior unsecured notes, as well as raising incremental capital to help fund the execution of the transformation plan. The comprehensive financing has progressed well with a substantive support as evidenced by signing of a lock-up agreement in March 2021, and we expect to close the transaction in the third quarter of 2021. The closing of this refinancing is paramount for the implementation of the strategic turnaround plan, the extension of the maturity of our long-term financing, and enhancing the financial position of the Group.

2020 also saw the successful refinancing of our prior European accounts receivable securitization facility with a new factoring facility in Europe. The new facility has improved advance rates and utilises a different structure compared to the prior program which resulted in a cash release of approximately $19 million at closing and significantly lowered our financing costs.

Health and Safety

Safety is always a priority for our business and during the year we continued to make improvements that will enhance our health and safety performance. We made several improvements to our policies and processes not only to help us manage the risks associated with the pandemic, but to ensure we protect our people from the risks inherent to our business. We created a new role at corporate level that is responsible for coordinating our safety management activity, training, and reporting. The new role will provide improved oversight of safety across the organization and ensure we deploy our resources effectively to meet our goal of zero harm. Whilst we still have a long journey to achieve the goal of zero harm, it is my priority that each employee returns home safe and healthy at the end of every working day.

Performance in 2020

The conditions for a gradual recovery were present at the start of 2020; however, the pandemic limited the improvement we expected. Across the year as a whole, we experienced a decline in revenue of 29%, from $1,615 million in 2019 to $1,144 million in 2020, while an operating loss of $355.6 million in 2019 improved to an operating loss of $184.4m in 2020, including impairment charges of $73.3 million related to the value of goodwill with respect to the Company’s US operations. There is more on the Company’s performance in respect of its key performance indicators in 2020 at page 167.

To adapt to the challenging operating environment in 2020 we implemented a number of capacity curtailments at certain locations during the second and third quarters. As market conditions began to improve during the middle part of the year, we restarted production at a number of these plants while retaining the ability to increase capacity as the market improves.

In addition to a number of cost saving initiatives throughout year we focused on reducing working capital. As part of our cash generating initiatives, we reduced working capital by $15 million in the fourth quarter.

As the year drew to a close, we benefited from improvements in both sales volumes and prices. The momentum seen in the fourth quarter has carried over into 2021 with both US and European indices showing solid improvement.

Board and Senior Management Changes

In January 2020, Marco Levi joined us as our new CEO. Marco is an exceptional leader, with over 30 years’ experience in process manufacturing industries, including chemicals, plastics, rubber and paper. He has a proven track record of successful business transformations and demonstrable talent in leading global, asset-rich, materials technology companies through cyclical downturns to sustainable growth and profitability. With Marco as the latest and key addition to our management team, I am confident we have the leadership team we need to address the challenges and opportunities we face in the months and years ahead.

As CEO, Marco succeeded Pedro Larrea Paguaga who stepped down in January 2020 to pursue other opportunities. The Board and I are grateful to Pedro for his commitment during his time in the business.

On 2 June 2020 we announced the resignation of Greger Hamilton from our Board of Directors on 31 May 2020 and that Don Barger would not stand for re-election at the Company’s 2020 AGM. Both Don and Greger served on the Board since the Company was formed in 2015. Greger was a key driver of the significant improvements we have seen to our control environment and Don oversaw a number of key remuneration initiatives, including the appointment of Marco Levi our CEO and Beatriz García-Cos our CFO. Don also oversaw the revision of our directors’ remuneration policy approved at the annual general meeting in 2019, which gained the support of over 90% of the shareholders who voted at that meeting. The Board and I are very grateful to Greger and Don for their respective contributions and wish both well for the future.

Looking Ahead

We have set out on our journey to re-define the strategic vision and plan for the Company. The COVID-19 pandemic raises a number of uncertainties and risks but also presents us with opportunities as the global markets flex and settle. We will continue to monitor the situation closely and remain focused on our priority of recovering value for shareholders: strengthening our balance sheet, continuing to drive down cost and generating cash, with a firm belief in the underlying value of our business and asset base, the strength of our refreshed leadership team and the unique flexibility that our global production platform provides to take advantage of market recovery as it emerges.

I would like to finish by expressing my gratitude to our loyal and hard-working employees across the Group and to our customers, suppliers and other partners for their valued contributions. I would also like to thank you, our shareholders, for your continued support.

Javier López Madrid

Executive Chairman

Strategic report

This strategic report for the financial year to 31 December 2020 has been prepared in compliance with Section 414C of the Companies Act to provide an overview of the Group’s business and strategy. It contains certain forward-looking statements. These statements are made by the directors in good faith based on the information available to them up to the time of their approval of this report and such statements should be treated with caution due to the inherent uncertainties, including both economic and business risk factors, underlying any such forward-looking information.

For a supplementary description of our business (including our model, strategy and competitive strengths), risks associated with our business and our results of operations, see the following sections of the 2020 Form 20-F: Part I, Item 3, Section D, Risk factors; Item 4, Information on the Company; Item 5, Operating and Financial Review and Prospects; Item 7, Major Shareholders and Related Party Transactions and Item 11, Quantitative and Qualitative Disclosures About Market Risk. These sections are set out in a separate attachment to this U.K. Annual Report and do not form part of the financial statements.

Nature of the business

Ferroglobe is a global leader in the growing silicon and specialty metals industry with an expansive geographical reach. The Company is one of the world’s largest producers of silicon metal, silicon-based alloys and manganese-based alloys and has quartz mining activities, low-ash metallurgical quality coal mining activities and interests in hydroelectric power across the globe, with operating units in 9 countries across 5 continents.

The Group sells its products to a diverse base of customers worldwide, including manufacturers of aluminium, silicone compounds used in the chemical industry, ductile iron, automotive parts, photovoltaic (solar) cells, electronic semiconductors and steel and are key elements in the manufacture of a wide range of industrial and consumer products. Supplies to customers are made from our production centres in North America, Europe, South America, Africa and Asia. The Group’s manufacturing platform is flexible, enabling it to switch production between plants and products to enhance profitability and meet customer requirements. The Group’s ownership of sources of critical raw materials also contributes to reduced operating costs. Ferroglobe recycles and sells most of the by-products generated in its production processes.

Business model and strategy

We believe our vertically integrated business model and ownership of raw materials provides us with a cost advantage over our competitors. We are not reliant on any single supplier for our raw materials and currently own sources of these materials, which provides us with stable, long-term access to critical raw materials for our production processes and so enhances operational and financial stability.

As part of the strategy for delivering the objectives of the Company, the Group develops new products or new specifications on a continual basis. As a consequence of these efforts, investments may be made in facilities that allow the production of new products, such as higher-grade silicon metal, solar grade silicon metal or new foundry products.

The Group is continually pursuing growth opportunities by the acquisition of industrial facilities or companies that operate in the same sector and products and which are deemed to be potentially valuable for the Group.

Throughout 2020 we conducted a deep and broad evaluation of our Company with the goal of designing a strategic plan focused on bolstering the long term competitiveness of the business and returning the Company to profitability by fundamentally changing the way we operate, both operationally and financially. The multi-year turnaround plan we developed essentially impacts all the functional areas of our Company as we seek to drive changes that ensure competitiveness throughout the cycle. The key value drivers of our strategic plan are the following:

•	Footprint optimization: One of the Company’s core advantages is our large and diverse production platform. While our asset footprint provides flexibility, at times we are restricted in our ability to quickly adapt to changing market conditions due to inherent constraints in curtailing capacity, particularly for shorter durations. Going forward, our goal is to ensure that the operating platform is more flexible and modular so shifts in production, based on needs and relative costs, are incorporated swiftly. Through this value creation driver we aim to shift our capacity footprint by optimizing production to the most competitive assets.

•	Continuous plant efficiency: We will continue to build on the success of our existing key technical metrics (KTM) programme, which consists of specific initiatives aimed at enhancing our process, minimizing waste, and improving the overall efficiency to drive down costs. The Company maintains a pipeline of initiatives developed through the sharing of best practices amongst our numerous sites and through new improvements identified by our research and development team. Under the strategic plan we have formalized the manner in which we execute such initiatives by creating operational and technical teams with the expertise critical for implementation. Furthermore, we are developing tools to track our key performance indicators in an ongoing effort to improve furnace level performance.

•	Commercial excellence: We are focused on the design and delivery of commercial best practices that maximize profitable revenue, including programs aimed at consistently improve pricing, salesforce effectiveness, product mix, customer selection and focus. By organizing and analyzing client profitability we seek to optimize commercial opportunities. Our focus will be on portfolio and account management, ensuring we have the proper customer relationship management tools and clearly defined objectives for each of our customers. Front line management will require us to re-design our commercial coverage and operating model in-line with our product and customer priorities. On the pricing side, we seek to enhance communication and transparency amongst our internal teams to realize target margins on each sale.

•	Centralized purchasing: We are reshaping the organization so that purchasing of many consumables can be done centrally and to support a procurement culture centered on buying better and spending better. This will enable us to improve its tracking of needs, enhance our ability to schedule purchases and enable us to benefit from bulk purchases. Buying better is a supply-led effort that focuses on price and volume allocation, negotiating prices and terms, managing price risks, pooling volumes and contracts, shifting volumes to best-price suppliers and leveraging procurement networks. Spending better is an operation-led effort to control demand, enforce compliance, reduce complexity, and perform value engineering to improve efficient spending. Through the principles of buying better and spending better, we aim to attain more than just cost reduction. Through the new organization, we seek to reduce supply chain risk, supporting continuous quality and service improvement, fostering better decision-making about suppliers and optimizing resource allocation

•	Selling, general and administration & corporate overhead reduction: During our corporate review conducted in 2020, we identified significant opportunity for further cost improvement through permanent cost-cutting at the our plants, as well as at corporate levels. By tracking these costs vigorously and increasing accountability, we aim to bolster the overall cost structure at various levels. Through this value creation driver, we aim to create a culture focused on cost control and disciplines for deploying best practices to drive sound spending decisions without compromising our overall performance.

•	Working capital improvement: Improving net working capital performance requires cross-functional cooperation and alignment. By increasing the collaboration amongst the global team, and having oversight and controls at the corporate level, we aim to make a significant improvement in our overall cash conversion cycle on sustainable basis. This value creation area touches on inventory management of our raw materials and finished goods, as well as monitoring and improving terms with both our suppliers and customers, commensurate with market levels.

•	There is more information on the Group’s business, risks, key financials and organizational structure in Part I, Item 3, Item 4, Item 5 Information on the Company of the 2020 Form 20-F (as set out in the separate attachment to this U.K. Annual Report and not forming part of our financial statements). This, together with the information in this Strategic Report, and the Operating and Financial Review and Prospects section of the 2020 Form 20-F included in the separate attachment provides a fair review of the Company’s business and its development and performance during 2020.

Key Risks

We operate in a highly competitive industry.

The silicon metal market and the silicon based and manganese based alloys markets are global, capital intensive and highly competitive. Our competitors may have greater financial resources, as well as other strategic advantages, to maintain, improve and possibly expand their facilities, and, as a result, they may be better positioned than we are to adapt to changes in the industry or the global economy. Advantages that our competitors have over us from time to time, new entrants that increase competition in our industry, and increases in the use of substitutes for certain of our products could have a material adverse effect on our business, results of operations and financial condition.

The proposed restructuring may not be completed, and even if it is completed, we expect to incur significant costs in implementing it.

We are proposing to implement a restructuring which contemplates the occurrence of three inter-conditional transactions:

•	the issuance of $60 million of new senior secured notes due June 30, 2025 (the “Super Senior Notes”);

•	the issuance of at least $40 million in new equity of Ferroglobe; and

•	the extension of the maturity to December 31, 2025 and amendment to other terms of the Notes.

A committee of holders of the Notes (the “Ad Hoc Group Noteholders”) has agreed to backstop the issuance of $60 million of Super Senior Notes and an affiliate of Tyrus Capital has agreed to backstop the issuance of up to $40 million in new equity of Ferroglobe. Such issuances are subject to certain conditions, and there can be no assurance that the proposed restructuring will be completed. Moreover, the extension of the maturity and amendment to other terms of the Notes will be implemented by an exchange offer, which will require the support of substantially all of the holders of the Notes. As of the date of this annual report, holders holding approximately 96% in aggregate principal amount of Notes have signed a lock-up agreement (the “Lock-Up Agreement”) with the Ad Hoc Group Noteholders, Grupo VM and affiliates of Tyrus Capital to support the proposed restructuring as set out in the Lock-Up Agreement, but there can be no assurance that such support will not be withdrawn prior to implementation of the proposed restructuring or that, if withdrawn, additional consents required to implement the proposed restructuring will be obtained. As a result of these uncertainties, we cannot assure you that the proposed restructuring will be implemented.

If we fail to implement the proposed restructuring, we will need to contemplate other means to restructure our balance sheet in light of the Notes maturing in 2022. Failure to implement a balance sheet restructuring will likely have a material adverse effect on our business, results of operation and financial condition.

Our business is particularly sensitive to increases in energy costs, which could materially increase our cost of production.

Electricity is one of our largest production components. The price of electricity is determined in the applicable domestic jurisdiction and is influenced both by supply and demand dynamics and by domestic regulations. Changes in local energy policy, increased costs due to scarcity of energy supply, climate conditions, the termination or non-renewal of any of our power purchase contracts and other factors may affect the price of electricity supplied to our plants and adversely affect our results of operations and financial conditions.

Because electricity is indispensable to our operations and accounts for a high percentage of our production costs, we are particularly vulnerable to supply limitations and cost fluctuations in energy markets.

Our business benefits from antidumping and countervailing duty orders and laws that protect our products by imposing special duties on unfairly traded imports from certain countries. If these duties or laws change, certain foreign competitors might be able to compete more effectively.

The current antidumping and countervailing duty orders may not remain in effect and continue to be enforced from year to year, the products and countries now covered by orders may no longer be covered, and duties may not continue to be assessed at the same rates. In the United States, rates of duty can change as a result of “administrative reviews” of antidumping and countervailing duty orders. These orders can also be revoked as a result of periodic “sunset reviews,” which determine whether the orders will continue to apply to imports from particular countries. Antidumping and countervailing duties in the European Union and Canada are also subject to periodic reviews. In the European Union and in Canada, such reviews can include interim reviews, expiry reviews and other types of proceedings that may result in changes in rates of duty or termination of the duties.

Changes in any of these factors could adversely affect our business and profitability. Finally, at times, in filing trade actions, we arguably act against the interests of our customers. Certain of our customers may not continue to do business with us as a result.

Our business operations may be impacted by various types of claims, lawsuits, and other contingent obligations.

We are involved in various legal and regulatory proceedings including those that arise in the ordinary course of our business. We estimate such potential claims and contingent liabilities and, where appropriate, record provisions to address these contingent liabilities. The ultimate outcome of the legal matters currently pending against our Company is uncertain, and although such claims, lawsuits and other legal matters are not expected individually to have a material adverse effect, such matters in the aggregate could have a material adverse effect on our business, results of operations and financial condition. Furthermore, we could, in the future, be subject to judgments or enter into settlements of lawsuits and claims that could have a material adverse effect on our results of operations in any particular period. While we maintain insurance coverage in respect of certain risks and liabilities, we may not be able to obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against such claims.

Key Performance Indicators (“KPIs”)

The Board considered that the most important KPIs during 2020 were those set out below. Certain of these KPIs will also be a core area of focus during 2021.

At the corporate level, the principal KPIs that we use for measuring the overall performance of our business are:

•	Adjusted EBITDA

•	Adjusted EBITDA margin

•	Working capital improvement

•	Free cash-flow

•	Net Debt to Total Assets

•	Net Debt to Capital; and

•	Net Income.

Some of these measures are also part of our compensation structure for the key executives, as follows:

•	Adjusted EBITDA: EBITDA, adjusted in accordance with Company’s adjustments announced as part of its earnings reports.

•	Free cash-flow, which represents net cash provided by operating activities less payments for property, plant and equipment and, for the purposes of the annual bonus plan, includes cash from divestitures.

The following table sets out the Company’s performance in respect of these financial and non-IFRS measures in 2020. Refer to Appendix 1 for reconciliations of these non-IFRS measures.

Adjusted EBITDA	Adjusted EBITDA Margin	Working Capital Improvement	Free Cash- Flow
($m)		($m)	($m)
32.5	2.8%	116.0	8.9
(2019: (29.2))	(2019 (1.8)%)	(2019: (117.8))	(2019: (101.5))

Net Income	Net Debt to Total Assets	Net Debt to Capital
($m)
(246.3)	32.5%	54.5%
(2019: (280.6))	(2019: 27.8%)	(2019: 44.5%)

In addition to these financial KPIs, there are a number of non-financial performance measures which the Company uses to gauge its success such as customer attrition, inventory rotation /obsolescence, benchmark against competitors and others. Some of these are reflected in the annual bonus an equity plan objectives for senior management and are reviewed each year to ensure their continued relevance. In the financial year ended 31 December 2020, the annual bonus was subject to meeting certain financial conditions related to free cash flow and adjusted EBITDA. Further information on performance in respect of these performance measures is in the Directors Remuneration Report at page 30.

Details of the Group’s anti-bribery and corruption and environmental policies are below and details of its employment policies and greenhouse gas emissions are set out below and in the Directors’ Report.

Principal risks and uncertainties

The Company is exposed to a number of operational risks which are monitored on an ongoing basis and which are summarised in the supplementary attachment. The key financial risks related to credit risk and liquidity risk are highlighted in Note 27. There is more information on the Group’s, risks, in Part I, Item 3 Information on the Company of the 2020 Form 20-F (as set out in the separate attachment to this U.K. Annual Report and not forming part of our financial statements).

We did not maintain an effective control environment to enable the identification and mitigation of risk of the existence of potential material accounting errors. We have identified deficiencies in the principles associated with the control environment component of the COSO framework. There is more information on the Group’s controls and procedures in Part I, Item 15 Information on the Company of the 2020 Form 20-F (as set out in the separate attachment to this U.K. Annual Report and not forming part of our financial statements).

Employees

As at 31 December 2020, the Group had:

•	8 directors, of whom seven are male and one is female;

•	345 senior managers, of whom 281 are male and 64 are female; and

•	3,383 employees (including the senior managers and 2 of the directors above), of whom 3,058 are male and 325 are female.

Environment and other social matters

Ferroglobe is committed to conducting its business in compliance with all applicable laws and regulations in a manner that has the highest regard for human rights, the environment and the health and safety and well-being of employees and the general public. During the year under review the Group’s employees were each asked to re-confirm in writing their commitment to the Company’s Code of Conduct which emphasizes the Group’s commitment to the highest standards of integrity, ethical behavior, transparency, safety and corporate citizenship. The Code of Conduct incorporates the Group’s key policies on matters including whistleblowing, anti-bribery and corruption, environmental impacts, health and safety and respect in the workplace and the conduct of national and international trade.

Section 172 (1) Statement

This section of the U.K. Companies Act sets out a number of matters to which directors of a U.K. company must have regard in discharging their duty to promote the success of the Company. As of this year, the strategic report must include a statement which describes how the directors have had regard to those matters when performing their duties. The Board welcomes this opportunity to throw more light on its governance structures and on how input from its stakeholders has informed and shaped its decision-making. In 2020 the Board exercised all their duties with regard to these and other factors as they reviewed and considered proposals from senior management and governed the Company through the Board and its Committees.

The factors which the directors must take account of can be summarised as:

•	the likely consequences of any decision in the long term

•	taking account of the interests of the Company’s employees and fostering business relationships with customers, suppliers and other relevant stakeholders, such as regulatory bodies, governments and local authorities

•	the impact of operations on the community and the environment

•	maintaining a high standard of business conduct

•	acting fairly between its members

In order to take account of these factors, the Board must be informed of them. This takes place directly and indirectly, through collaborative working with management and direct and indirect feedback, as illustrated below. The Company’s internal control framework, including the Company’s Sarbanes Oxley controls, and the work of the Internal Audit team assists in providing assurance to the Board on the information made available to it.

The likely consequences of any decision in the long-term

The governance structures of the Company include delegation of certain responsibilities of the Board to its key Committees and delegation of the Board’s authority for the executive management of the Company to its executive team, subject to clearly defined limits and regular monitoring by the Board and subject also to the reservation to the Board of any matter not expressly delegated in this way.

The Executives bring their annual plan to the Board for approval each year. This includes forecasts, expected revenues, costs and major expenditure and projects for the year ahead. Each year the Board also takes a day out of its board calendar to consider, with the majority of the management team, the Company’s strategic plan. In 2020 this strategy day was held in July. Throughout the year, the Board has received a number of reports on the Company’s capital structure and financing arrangements. Reports were made regularly to the Board by the management team members responsible for each function and region on their area of responsibility, their performance, priorities and key decisions and risks for the immediate future and medium term, giving assurance that proper consideration is made to the longer-term in decision making throughout the business.

Staying informed on employee, customer, supplier, investor and other key stakeholders’ views

Our relationships with those who work for the Company and with the Company are key to our success. The Board stays up to date with views of our employees through a number of means: key members of the management team, including the VP People & Culture, usually attend the management presentation made at each Board meeting when their input is regularly solicited. They are also consulted in less formal settings. Prior to the Covid-19 pandemic, Directors had an annual schedule of visits to our facilities which enable them to spend time with our people on the ground and receive their direct feedback. In 2020 one output of these site visits has led to an increased focus at Board level on the importance of driving a unified brand and culture for Ferroglobe. There are other channels through which the Board or its Committees receives reports on employee views; these include the VP People & Culture’ normal attendance at Compensation Committee meetings and his annual report on pay and conditions across the Group; and the confidential whistleblowing hotline, reports to which are in turn reported to the Audit Committee at its scheduled meetings. In 2020 the CEO commenced town hall meetings, face to face and virtually, with employees across the Group to keep them updated on our financial and operational performance; employees are encouraged to raise questions as part of those sessions.

We build strong relationships with our customers and suppliers, including our joint venture partners, spending a lot of time with them to best understand their goals and how to develop our business in our respective interests. The Board is aware that many of our relationships are long-term and depend on mutual trust and collaboration. The Board gets feedback on customer and supplier issues on a regular basis: through the input of the Chief Commercial Officer and Marketing and VP Supply Chain Management who normally attend management presentations in the scheduled Board meetings and through presentations each has made to the Board on their areas of responsibility, priorities and challenges.

The Board is aware that the Company relies on the support of its shareholders and their views are important to it. The Board’s interactions with these stakeholders take place through a variety of channels. The Company’s major shareholder, Grupo VM, had during 2020 three representative directors on the Board through whom views and input can be provided or sought. The Board receives feedback from other shareholders and the investment community through the Company’s quarterly results presentations and one to one meetings the Executive Directors. The EVP Investor Relations is a regular attendee at Board meetings and shares themes or commentary made to the Executives and management by the Company’s investors and certain other stakeholders. Shareholders have the opportunity to attend the general meetings of the Company, including the AGM, and put questions to directors formally at the meeting and in a more relaxed environment before and afterwards. The Company also maintains an investor relations email address on its corporate website, questions posed to which are directed to its EVP Investor Relations and Company Secretary and, where relevant, would then be raised by them with the other Executive Directors or the Board.

Engaging with community and the environment

We engage with communities, government and regulators in the areas and countries in which we operate through a range of industry consultations, trade or industry bodies, conferences, forums and meetings. In 2020, examples of matters discussed included. In prior years we have engaged with local charities and community groups. We also routinely consult with the local, regional and central governments and their agencies on the proposed idling of our production facilities. These matters are reported to the Board, which is kept updated on the status of these discussions and their progress.

We recognise that our business has an impact on the environment and work with relevant authorities and industry experts to manage and minimise that impact. The Audit Committee of the Board receives regular updates on any allegations of non-compliance by the business with environmental laws and regulations, such as the allegations of violations of clean air legislation in the U.S.A. made by the U.S. Department of Justice in relation to the operations and construction of our Beverly facility. There is more on this in Note 24 of our financial statements.

There is more on our environmental impact on pages 18.

Maintaining a high standard of business conduct

On behalf of the Company, the Board has adopted a number of policies which articulate the Company and the Board’s commitment to the highest standards of integrity, ethical behaviour, transparency, safety and corporate citizenship. These include, as their mainstay, the Company’s code of conduct which sets out the Company’s policies on bribery and corruption, whistleblowing, conflicts of interest and political and charitable contributions, as well as the importance of safeguarding the wellbeing of its employees and protecting its resources. The Code of Conduct is supported by further policies on whistleblowing, data protection and statements on trade compliance, tax and modern slavery. The Board has also adopted a corporate governance policy statement to protect the interests of minority shareholders (on which there is more on page 17 below).

The Code of Conduct is reviewed regularly and every employee of the Company and all of its Board members are asked to confirm their personal commitment to the Code on joining the Company and to re-confirm it each year thereafter. Employees have the opportunity to report suspected breaches of the Code, for which purpose a secure and confidential hotline has been established, administered by an independent third party. Allegations of breaches of the Code are normally reported to the Audit Committee at each of its scheduled meetings and regular updates on the status of follow-up actions and outcomes given.

Acting fairly between members

A significant number of the Company’s shares are held by Grupo VM, its major shareholder. The Company has a number of checks and balances in place throughout the Company’s governance framework to ensure that the interests of the majority and the minority shareholders are respected and the Board is very cognisant of its duties in this regard. These checks and balances include:

•	the Company’s shareholders agreement with Grupo VM which regulates Board appointments, including those nominated by Grupo VM, Grupo VM’s rights to transfer and pledge its shares, its pre-emption rights and standstill obligations and the confidentiality agreement with Grupo VM which regulates the use, disclosure and security of confidential information shared with Grupo VM or its representatives;

•	the Company’s Articles of Association which, among other things, require the approval of a majority of independent directors to any agreement or arrangement between the Company and Grupo VM;

•	the Board’s corporate governance policy first adopted in October 2017 under which the Board commits to maintain a majority of independent directors on the Board. This policy is typically scheduled to be reviewed by the Board at least every eighteen months;

•	the workings and functions of the Board’s key Audit and Compensation Committees which are made up exclusively of independent Board directors;

•	the Company’s related parties’ policy which stipulates how and in what way proposed related party transactions are to be submitted for consideration and approval by the Audit Committee of the Board and the Company’s register of related party transactions which is submitted to each scheduled meeting of the Audit Committee;

•	the presence of directors on the Board who were nominated by Grupo VM.

The Chief Legal Officer and Group Company Secretary has primary responsibility for advising the Board on its duties and on the Company’s governance framework and normally attends all meetings of the Board and its Committees.

The Strategic Report for the financial period ended 31 December 2020 has been reviewed and approved by the Board on 4 June 2021.

Javier Lopez Madrid

Director

Directors’ report

The Directors present their report and the audited financial statements of the Group and Company for the year ended 31 December 2020. The Directors do not need to comply with Corporate Governance requirements.

The Directors’ Report comprises these pages (17 to 55) and the other sections and pages of the Annual Report cross-referred below which are incorporated by reference.

As permitted by legislation, certain disclosures normally included in the Directors’ Report have instead been integrated into the Strategic Report (pages 9 to 13). These disclosures include information relating to the Group’s principal risks and uncertainties.

Directors

The directors of the Company, who held office at any time during the year to 31 December 2020, were as follows:

Javier López Madrid	Director and Executive Chairman
Marco Levi	Director and Chief Executive Officer
José María Alapont Donald G. Barger. Jr	Non-Executive Director Non Executive Director
Bruce L. Crockett	Non-Executive Director
Stuart E. Eizenstat	Non-Executive Director
Manuel Garrido y Ruano Greger Hamilton Pedro Larrea Paguaga	Non-Executive Director Non-Executive Director Director and Chief Executive Officer
Marta de Amusategui y Vergara	Non-Executive Director
Juan Villar-Mir de Fuentes	Non-Executive Director

On 10 January 2020, Mr. Pedro Larrea Paguaga left the employment of the Company and its Board. On the same date, Dr. Marco Levi was appointed as CEO of the Company and on 15 January 2020 he was appointed to the Board.

On 31 May 2020 Greger Hamilton resigned from the Board. Donald Barger announced his intention to step down from the Board at the 2020 AGM.

On the 30 April 2021 José María Alapont resigned from the Board.

The biographies of our directors as at the date of this report are set out on pages 23 to 27. Details of the directors standing for election or re-election at our 2020 AGM will be set out in the notice of that meeting.

Directors’ indemnities

As required by the Articles, each director is indemnified in connection with his role as a director, to the extent permitted by law. As permitted by the Articles, the Company has purchased and maintained throughout the year under review directors’ and officers’ liability insurance.

Share repurchases

The Company has not acquired any of its own shares during the year ended 31 December 2020.

During 2019 the Company disposed of 8,040 shares held by it in treasury. These shares were transferred to employees in satisfaction of the Company’s obligations on the vesting of two conditional share awards granted in 2016 under the EIP and vesting on 5 December 2019. No further consideration was received for the transfer of these shares.

Dividends

The Company has not declared any dividends during the year under review.

Political donations

During the year under review the Company has not made any political donations, incurred any political expenditure or made any contributions to an EU or non-EU political party.

Employee policies

Ferroglobe has a culture of continuous improvement through investment in people at all levels within the organisation. Its Code of Conduct (“Code”), which applies to all directors and employees of the Group, sets out Ferroglobe’s commitment to protecting, respecting and supporting its workforce. The Code was revised in 2017 to bring together Ferroglobe’s policies on key ethical, behavioural and compliance matters. Its roll-out across the Group globally was initiated in 2017, supported by mandatory training for all employees. In 2018, 2019 and 2020, Group personnel were requested to re-certify their knowledge of and continued compliance with the Code. The adoption of and training provided on the Code is consistent with our evolution to an organization with an integrated approach to human relations policies across the five continents in which the Group operates.

Those key policies include:

•	Health and safety, where Ferroglobe places high value on the well-being of all personnel and is committed to providing a healthy and safe working environment;

•	Respect in the workplace, promoting equality and diversity, rejecting harassment and bullying and supporting work-life balance;

•	Striving to conduct operations in a way that respects the human rights of personnel, suppliers and others with whom Ferroglobe works, including local communities;

•	Encouraging the reporting of wrongdoing or of any suspicions or concerns as to wrongdoing, any of which can be raised in confidence through the whistleblowing hotline which Ferroglobe has established in all countries in which it operates where it is lawful to do so.

Ferroglobe is committed to providing equal opportunities for all Group personnel and to creating an inclusive workforce by promoting employment equality. This includes pursuing equality and diversity in all its employment activities, including recruitment, training, career development and promotion and ensuring there is no bias or discrimination in the treatment of people. Ferroglobe opposes all forms of unlawful or unfair discrimination on the grounds of race, age, nationality, religion, ethnic or national origin, sexual orientation, gender or gender reassignment, marital status or disability. Wherever possible, vacancies are filled from within Ferroglobe and efforts are made to create opportunities for internal promotion.

Greenhouse gas emissions

The UK Companies Act 2006 (Strategic Report and Directors’ Reports) Regulations 2013 requires UK-based quoted companies to report global greenhouse gas (“GHG”) emissions data in the Annual Report and Accounts. Comparison year data for 2018, 2019 and 2020 is included in Table 2 in this report. As in 2017-2018, the 2019 GHG inventory was prepared in accordance with the Ferroglobe PLC Greenhouse Gas Inventory Management Plan (2017), prepared in consultation with ERM Group, Inc. and its UK affiliate (the “IMP”).

The Company has selected the Operational Control approach and criteria as the basis for reporting GHG emissions data, defining “Operational Control” to encompass facilities the Group owns and operates, facilities it leases and operates, and joint venture facilities it operates. All facilities within Ferroglobe’s Operational Control that are material to its Group-wide GHG emission inventory are included in reported figures. This approach means that the operations for which emissions are reported are substantially coextensive with operations comprised by Ferroglobe’s consolidated financial reporting. The Company does not have responsibility for any emission sources that are not included in its financial reporting.

Table 1 sets forth the Company’s consolidated greenhouse gas emissions expressed in metric tonnes of carbon dioxide equivalent (CO2e). The figures reported below include all material direct (Scope 1) and indirect (Scope 2) emission sources for facilities within the Company’s Operational Control. Principal sources of Scope 1 emissions from operations at, or Scope 2 emissions imputed to, Ferroglobe-controlled facilities include:

•	Electricity purchased or produced by Ferroglobe facilities

•	Fuels purchased for consumption in stationary sources on-site at Ferroglobe facilities (e.g., natural gas, diesel, LPG)

•	Fuels purchased for consumption in mobile sources owned and operated by Ferroglobe

•	Process emissions associated with electric arc furnaces used for the production of silicon metal and ferroalloys.

Table 1. Company-wide Scope 1 and Scope 2 Emissions for 2020

Global GHG emissions data for period 1 January 2020 to 31 December 2020
Emissions From:	Tonnes of CO2e
Combustion of fuel and operation of facilities	1,701,763	*
Electricity, heat, steam and cooling purchased for own use	1,282,333
Company’s chosen intensity measurement: Emissions reported above normalized to per tonne of product output	4.92

*In line with DEFRA Guidance, 788,321 tonnes of CO2e are not included in the above table, due to being biogenic in nature.

Table 2. Company-wide Scope 1 and Scope 2 Emissions Comparison for 2018-2019-2020

Global GHG emissions data for period 1 January to 31 December 2018-2020
Emissions From:	2018 Tonnes of CO2e		2019 Tonnes of CO2e		2020 Tonnes of CO2e
Combustion of fuel and operation of facilities	3,248,196	*	2,490,210	**	1,701,763	***
Electricity, heat, steam and cooling purchased for own use	2,479,290		1,929,965		1,282,333
Company’s chosen intensity measurement: Emissions reported above normalized to per tonne of product output	5.01		4.99		4.92

*In line with DEFRA Guidance, 1.5 million tonnes of CO2e are not included in the above table, due to being biogenic in nature.

**In line with DEFRA Guidance, 944,997 tonnes of CO2e are not included in the above table, due to being biogenic in nature.

***In line with DEFRA Guidance, 788,321 tonnes of CO2e are not included in the above table, due to being biogenic in nature.

Methodology

In preparing the IMP and this report, the Company has adhered to the World Resources Institute (WRI) and the World Business Council for Sustainable Development (WBCSD) Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard – Revised Edition (2004) (the “GHG Protocol”) and the UK DEFRA’s Environmental Reporting Guidelines: Including mandatory greenhouse gas emissions reporting guidance (June 2013) (“DEFRA Guidance”). The Company reports material emissions of three out of the six Kyoto GHGs, viz. carbon dioxide (CO2), methane (CH4), and nitrous oxide (N2O). A fourth, sulfur hexafluoride (SF6), is present in electrical breakers at some Company facilities, but no emission of SF6 of have been observed. The two remaining Kyoto gases, perfluorocarbons (PFCs) and hydroflurocarbons (HFCs), are not reported since Company facilities do not emit or use materials containing them.

Financial risk management objectives/policies and hedging arrangements

Please see Part I, Item 11 (Quantitative and Qualitative Disclosures About Market Risk) of the 2020 Form 20-F (as set out in the separate attachment to this U.K. Annual Report) for information on Ferroglobe’s financial risk management objectives/policies and hedging arrangements.

Post year-end events

Modification of contractual terms in REINDUS loan

On January 26, 2021 the Company received a decision from the Administration under which it has been agreed to extend the grace period and the term of the loan. New terms agreed contractually implies main loan will start to be repaid by 2023 and it will be completed by 2030, and interest rate will increase from 2.29% to 3.55%.

Repayment of North-American asset-based loan (ABL)

On March 16, 2021, the Company has repaid in its entirety the remaining balance at the date for an amount equal to $39,476 thousand, cancelling its obligations derived from the contract.

Note purchase agreement

In May 12, 2021 Ferroglobe Finance Company, PLC (a new, indirect subsidiary of the Company) entered into a Note Purchase Agreement with the members of the “Ad Hoc Group” relating to the issuance of an initial $40 million of aggregate $60 million new senior secured notes (the “New $60 million Notes”). The $40 million new senior secured notes were issued in May 2021.

In accordance with the terms of the transaction set out in the Lock-Up Agreement, all holders of the existing 9.375% Senior Notes due 2022 (the “2022 Senior Notes”) will have the right to subscribe for a pro rata share of the New $60 million Notes.

Changes to the board of directors

On April 30, 2021, Mr. José María Alapont resigned from the Board of Directors.

On May 13, 2021, Belén Villalonga, Silvia Villar-Mir de Fuentes, Nicolas De Santis and Rafael Barrilero Yarnos were appointed to the Board.

Future developments

As part of its strategy to serve customers better, the Group develops new products or new specifications on a continuous basis. As a consequence of these efforts, investments have been made in facilities that allow the production of new products, such as higher-grade silicon metal, solar grade silicon metal, electrodes for use in silicon metals furnaces, high-value powders for use in Li-on batteries or new foundry products. Please see Part I, Item 4, Information on the Company of the 2020 Form 20-F by way of example of how the Group has developed proprietary technologies and has pursued innovation in the development of new products.

Research and development

Please refer to Part I, Item 4, Information on the Company of the 2020 Form 20-F (as set out in the separate attachment to this U.K. Annual Report) for information on Ferroglobe’s research and development activities and opportunities.

Overseas branches

The Company has no overseas branches.

Share capital structure and change of control provisions

The Company’s share capital comprises ordinary shares of $0.01 each, all of which bear the same rights and obligations. The Company’s issued share capital at 31 December 2020 is set out at Note 13 to the Consolidated Financial Statements.

The rights attaching to the Ordinary Shares are set out in the Articles, a copy of which can be obtained from the Company Secretary on request. Each Ordinary Share has one vote attaching to it for voting purposes and all holders of Ordinary Shares are entitled to receive notice of and attend and vote at the Company’s general meetings. The Articles vest power in the directors to refuse to register transfers of Ordinary Shares in certain circumstances including where the instrument of transfer is not stamped or is in favour of more than 4 transferees. There are also restrictions in the Articles affecting the terms of tender offers and any scheme of arrangement, consolidation, merger or business combination designed to protect minority shareholders while Grupo VM and its associates hold ten percent or more of the Ordinary Shares.

Significant agreements affected by a takeover

There are no agreements between the Group and any of its employees or any director of the Company that provide for compensation to be paid to the employee or director for termination of employment or for loss of office as a consequence of a takeover of the Company, other than provisions that would apply on any termination of employment.

The Notes are subject to provisions allowing the lenders to terminate the facilities and demand repayment following a change of control, including the requirement to offer redemption of the Notes at 101% of par value in the event of a change of control. Grupo VM, the Company’s principal shareholder, has pledged its holding to secure its obligations to its lenders. The Company may experience a change of control and be required to offer redemption of the Notes at a cash purchase price equal to 101% of par value were this pledge to be enforced and more than 35% of the Ordinary Shares were acquired by a beneficial owner (or group acting together as beneficial owner) in circumstances where Grupo VM (and certain other ‘Permitted Holders’ as defined in the Notes) held a lesser percentage. Grupo VM’s percentage holding in the Company is currently approximately 54%. While Grupo VM maintains its current shareholding, a change of control cannot occur. On this basis, a change of control as defined in the Indenture is unlikely to occur but the matter it is beyond the Company’s control. If a change of control were to occur, the Company may not have sufficient financial resources available to satisfy all of its obligations.

Capital Raising and Extension of the Maturity of the Senior Notes

Beginning in 2020, we engaged in discussions with the Ad Hoc Group Noteholders to put forward a plan to refinance the Notes and restructure our balance sheet. On March 27, 2021, Ferroglobe and Globe and certain other members of our group entered into the Lock-Up Agreement with the Ad Hoc Group Noteholders, Grupo VM and affiliates of Tyrus Capital that set forth a plan to implement the restructuring. The principal elements of the restructuring, as set forth below, are inter-conditional and must be completed by September 28, 2021, unless extended by agreement.

Issuance of $60 million of new senior secured notes

We intend to issue $60 million of new senior secured notes (the “Super Senior Notes”) maturing on June 30, 2025, in two tranches: (i) $40 million which were issued in May 2021 and (ii) $20 million to be issued on the completion date of the proposed restructuring (the “Transaction Effective Date”). The Super Senior Notes will bear an interest rate of 9.0% per annum and will benefit from first-ranking security over substantially all of the assets. The holders of the Super Senior Notes will have super senior priority rights with respect to the proceeds from the enforcement of the collateral securing the Super Senior Notes pursuant to the provisions of an intercreditor agreement together with all amounts received or recovered by the security agent within the meaning of the intercreditor agreement and will have priority over the holders of the Amended Senior Notes (defined below).

In the event that any part or all of the initial tranche consisting of $40 million of the Super Senior Notes are redeemed prior to certain termination events under the Lock-Up Agreement, following any notice of redemption or acceleration, a make-whole premium of $17.5 million is payable (reduced pro rata if only a part of the $40 million in Super Senior Notes is redeemed). We will be able to redeem the Super Senior Notes (i) at par in the 15-month period commencing on the Transaction Effective Date, (ii) subject to a make-whole premium in the subsequent 9-month period, (iii) at 104.5% in the further subsequent one-year period and (iv) at par thereafter.

The first tranche of $40 million of Super Senior Notes was issued to the Ad Hoc Group Noteholders. We intend to offer the holders of the Notes the right to subscribe for the Super Senior Notes. The Ad Hoc Group Noteholders have agreed to backstop any shortfall in the subscription for the Super Senior Notes subject to satisfaction of certain conditions set out in a new debt backstop letter.

Issuance of $40 million in new equity of Ferroglobe

We expect to issue at least $40 million of equity by launching an equity offering prior to the Transaction Effective Date. We will determine the specific choice of instrument and method of issuing this equity, taking into account the best interests of all of our shareholders. While we currently expect to conduct a pre-emptive rights issue or an offering of ordinary shares available to all shareholders, we will consider all available options, taking into account the best interests of all of our shareholders.

An affiliate of Tyrus Capital has agreed, subject to certain terms and conditions contained in the new equity backstop letter Exhibit 4.11 of the 2020 Form 20-F (as set out in the separate attachment to this U.K. Annual Report and not forming part of our financial statements), to backstop a shortfall of up to $40 million in the subscription for our ordinary shares at an issue price in an amount equal to the lower of (i) a 40% discount to the volume weighted average closing price of the ordinary shares over a number of trading days close to the Transaction Effective Date (adjusted to address any unusual trading activity), and (ii) the price per share offered in the equity raise by Ferroglobe, provided that the total number of shares issued (after giving effect to any shares issued in the equity raise) does not exceed the number of shares currently issuable without triggering pre-emption rights and that are not reserved for specific purposes.

Extension of the maturity date of the Notes from March 31, 2022 to December 31, 2025 and amendment of certain other terms

We intend to extend the maturity date of the Notes from March 31, 2022 to December 31, 2025 and amend certain other terms of the Notes. The extension of maturity and amendments will be implemented through an offer to exchange the Notes at par for new senior secured notes that will mature on December 31, 2025 (the “Amended Senior Notes”). As of the date of this annual report, holders holding over 96% in aggregate principal amount of Notes have signed the Lock-Up Agreement to support the maturity extension and amendment of the Notes. To the extent the holders of the Notes do not participate in the offer to exchange, the Notes will remain outstanding and will be due on March 31, 2022.

The Amended Senior Notes will have an interest rate per annum of 9.375% and will benefit from the same security as the Super Senior Notes, subject to the provisions of an intercreditor agreement pursuant to which the holders of the Amended Senior Notes will receive the proceeds from the enforcement of the collateral securing the Amended Senior Notes after the holders of the Super Senior Notes have been repaid in full. The covenants for the Amended Senior Notes will be more restrictive than the covenants in the indenture governing the Notes.

We will be able to redeem the Amended Senior Notes (i) subject to a make-whole premium in the one-year period commencing on the Transaction Effective Date, (ii) at 104.6875% in the first subsequent one-year period, (iii) at 102.34375% in the second subsequent one-year period, (iv) at 101% in the third subsequent one-year period and (v) at par thereafter.

Payments of dividends, distributions and advances by Ferroglobe’s subsidiaries will be contingent upon their earnings and business considerations and may be limited by legal, regulatory and contractual restrictions. For instance, the repatriation of dividends from Ferroglobe’s Venezuelan and Argentinean subsidiaries have been subject to certain restrictions and there is no assurance that further restrictions will not be imposed. Additionally, Ferroglobe’s right to receive any assets of its subsidiaries as an equity holder of such subsidiaries, upon their liquidation or reorganization, will be effectively subordinated to the claims of such subsidiaries’ creditors, including trade creditors.

Pursuant to the Lock-Up Agreement the Amended Senior Notes and, the $60 million Super Senior Notes will include change of control definitions compared with those contained in the indenture related to the Notes. Under the revised change of control provisions, no change of control shall occur or be deemed to occur by reason of among other matters, enforcement of remedies under the GVM pledge agreement or any disposal by Grupo VM of the Company´s shares for the purposes of repaying Grupo VM´s debt.

Going concern

The directors acknowledge that there are events and conditions relating to the completion of the restructuring of the Notes, the potential repayment of the outstanding balance of the Notes should a change of control occur, and difficulties in forecasting net cash flows in the current economic conditions because of the Covid-19 pandemic, which together in aggregate give rise to a material uncertainty that may cast substantial doubt on the ability of the Group and Company to continue as a going concern for a period of twelve months following the date our consolidated financial statements are issued. Notwithstanding the material uncertainty described above, management believes that the Group has adequate resources and considers it likely that the exchange of the Notes and additional capital will be completed, that will allow the Group to continue in operational existence for the foreseeable future. The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as going concern. There is more information on the material uncertainty and the basis of this assessment in Note 3.1 to the financial statements.

Statement of disclosure to the Company’s U.K. statutory auditor

In accordance with section 418 of the Companies Act, each director at the date of this Directors’ Report confirms that:

•	so far as he is aware, there is no relevant audit information of which the Auditor is unaware; and

•	he has taken all the steps he ought to have taken as a director to make himself aware of any relevant audit information and to establish that the Auditor is aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of section 418 of the Companies Act 2006. Deloitte LLP has indicated its willingness to continue in office, and a resolution that it be re-appointed is expected to be proposed at the 2021 AGM.

By order of the Board on 4 June 2021

Javier Lopez Madrid

Director

The Board of Directors

Details of the members of the Board as at the date of this ARA are below.

Javier López Madrid

Javier López Madrid has been Executive Chairman of the Company since 31 December 2016 and Chairman of our Nominations Committee since 1 January 2018. He was first appointed to the Board on 5 February 2015 and was the Company’s Executive Vice-Chairman from 23 December 2015 until 31 December 2016.

He has been Chief Executive Officer of Grupo VM since 2008, is a member of the World Economic Forum, Group of Fifty and a member of the Board of several non profit organizations. He is the founder and largest shareholder of Financiera Siacapital S.L. and founded Tressis, Spain’s largest independent private bank.

Mr. López Madrid holds a Masters in law and business from ICADE University.

Marco Levi

Marco Levi was appointed Chief Executive Officer of the Company on 13 January 2020 and appointed to its Board of Directors on 15 January 2020. Dr. Levi previously served as President and CEO of Alhstrom-Munksjö Oyj, a global fiber materials company listed in Finland, where he led a successful transformation of the business by refocusing its product portfolio towards value-added specialty products. Prior to that, Dr. Levi was Senior Vice President and Business President of the $3 billion emulsion polymers division of chemicals manufacturer Styron, including during the period in which Styron was acquired by Bain Capital from Dow Chemical Company. Dr. Levi previously had spent over twenty-two years at Dow in various departments and roles, ultimately serving as general manager of the emulsion polymers business.

Dr. Levi is also a Non-Executive Director of Schweitzer-Mauduit International, Inc, the leading global performance materials company, listed on the New York Stock Exchange. Dr Levi holds a doctorate in industrial chemistry from the Università degli Studi di Milano, Statale,in Italy.

Bruce L. Crockett

Bruce L. Crockett was appointed to our Board of Directors as a Non-Executive Director on 23 December 2015. He has been a member of our Audit Committee from that date and has served on our Compensation Committee since 1 January 2018.

Mr. Crockett holds a number of other Board and governance roles. He has been Chairman of the Invesco Mutual Funds Group Board of Directors and a member of its Audit, Investment and Governance Committees, serving on the board since 1991, as Chair since 2003 and on the Board of predecessor companies from 1978. Since 2013, he has been a member of the Board of Directors and, since 2014, Chair of the Audit Committee of ALPS Property & Casualty Insurance Company.  He has been Chairman of, and a private investor in, Crockett Technologies Associates since 1996. He is a life trustee of the University of Rochester.

Mr. Crockett was a member of the Board of Directors of Globe from April 2014 until the closing of the Business Combination, as well as a member of Globe’s Audit Committee. He was formerly President and Chief Executive Officer of COMSAT Corporation from 1992 until 1996 and its President and Chief Operating Officer from 1991 to 1992, holding a number of other operational and financial positions at COMSAT from 1980, including that of Vice President and Chief Financial Officer. He was a member of the Board of Directors of Ace Limited from 1995 until 2012 and of Captaris, Inc. from 2001 until its acquisition in 2008 and its Chairman from 2003 to 2008.

Mr. Crockett holds an A.B. degree from the University of Rochester, B.S. degree from the University of Maryland, an MBA from Columbia University and an Honorary Doctor of Law degree from the University of Maryland.

Stuart E. Eizenstat

Stuart E. Eizenstat was appointed to our Board of Directors as a Non-Executive Director on 23 December 2015. He has been a member of the Company’s Corporate Governance Committee since January 1, 2018 and was appointed to our Nominations Committee on 16 May 2018.

Mr. Eizenstat has been a Senior Counsel at Covington & Burling LLP in Washington, D.C. and Head of its international practice since 2001. He has served as a member of the Advisory Boards of GML Ltd. since 2003 and of the Office of Cherifien de Phosphates since 2010. He was a trustee of BlackRock Funds from 2001 until 2018.

Mr. Eizenstat was a member of Board of Directors of Globe from 2008 until the closing of the Business Combination and Chair of its Nominating Committee.  He was a member of the Board of Directors of Alcatel-Lucent from 2008 to 2016 and of United Parcel Service from 2005 to 2015. He has had an illustrious political and advisory career, including serving as Special Adviser to Secretary of State Kerry on Holocaust-Era Issues from 2009 to 2017 and Special Representative of the President and Secretary of State on Holocaust Issues during the Clinton administration from 1993 to 2001. He was Deputy Secretary of the United States Department of the Treasury from July 1999 to January 2001, Under Secretary of State for Economic, Business and Agricultural Affairs from 1997 to 1999, Under Secretary of Commerce for International Trade from 1996 to 1997, U.S. Ambassador to the European Union from 1993 to 1996 and Chief Domestic Policy Advisor in the White House to President Carter from 1977 to 1981. He is the author of “Imperfect Justice: Looted Assets, Slave Labor, and the Unfinished Business of World War II”; “The Future of the Jews: How Global Forces are Impacting the Jewish People, Israel, and its Relationship with the United States” and “President Carter: The White House Years.”

Mr. Eizenstat holds a B.A. in Political Science, cum laude and Phi Beta Kappa, from the University of North Carolina at Chapel Hill, a J.D. from Harvard Law School and nine honorary doctorate degrees and awards from the United States, French, German, Austrian, Belgian and Israeli governments.

Manuel Garrido y Ruano

Manuel Garrido y Ruano was appointed to our Board of Directors as a Non-Executive Director on 30 May 2017. He was a member of our Nominating and Corporate Governance Committee from 30 May 2017 until 31 December 2017, when he was appointed to our Corporate Governance Committee.

Mr. Garrido y Ruano has been Chief Financial Officer of Grupo VM since 2003 and a member of the Board or on the steering committee of a number of its subsidiaries in the energy, financial, construction and real estate sectors. He is Professor of Communication and Leadership of the Graduate Management Program at CUNEF in Spain. Mr. Garrido y Ruano was a member of the steering committee of FerroAtlántica until 2015, having previously served as its Chief Financial Officer from 1996 to 2003. He worked with McKinsey & Company from 1991 to 1996, specializing in restructuring, business development and turnaround and cost efficiency projects globally.

Mr. Garrido y Ruano holds a Masters in Civil Engineering with honors from the Universidad Politecnica de Madrid and an MBA from INSEAD.

Marta de Amusategui y Vergara

Marta de Amusategui y Vergara was appointed to our Board of Directors as a Non-Executive Director on June 12, 2020. She has been a member of our Audit Committee from that date.

Ms. Amusategui has substantial experience in executive and non-executive roles, with a background in business strategy, banking and finance. She is founder and partner of Abrego Capital S.L, providing strategic and financial advisory services, and co-founder and member of the Board of Observatorio Industria 4.0, the professional forum leveraging knowledge and experience to assist businesses, specifically those in the secondary sector, in their digital transformation. She began her career in management consulting and investment banking, serving as Country Executive Officer and General Manager with Bank of America in Spain from 2003 to 2008.

Ms. Amusategui has been a member of the Board of Eland Private Equity, S.G.E.L.C., S.A., a private equity management company specializing in renewable energies, since 2009. Since 2020, she has been a member of the boards of directors of Observatorio Industria 4.0, Abrego Capital S.L. and Eccocar Sharing S.L. She has also held other Board positions in the past, including that of Telvent GIT S.A. (NASDAQ TLVT), the global IT solutions and business information services provider, where she became an independent director from early 2010 until its de-listing following acquisition in December 2011. She is currently a member of the McKinsey Alumni Council in Spain.

Ms. Amusategui holds an Industrial Engineering degree (MSc equivalent) from Universidad Pontificia de Comillas, Madrid, Spain, and an MBA from INSEAD, Fontainebleau, France. She holds a number of academic appointments, lecturing in Financing at the Three Points Digital Business School, Grupo Planeta, in Barcelona, in Managerial Competencies in CUNEF, in Madrid, and in Risk Management on the Non-Executive Directors Program at ICADE Business School, also in Madrid.

Juan Villar-Mir de Fuentes

Juan Villar-Mir de Fuentes was appointed to our Board of Directors as a Non-Executive Director on 23 December 2015.

Mr. Villar-Mir de Fuentes has been Vice Chairman of Inmobiliaria Espacio, S.A since 1996 and Vice Chairman of Grupo Villar Mir, S.A.U. since 1999. He has been a member of the Board of Directors of Obrascon Huarte Lain, S.A. since 1996, a member of the Audit Committee and, later, its Compensation Committee and its Chairman since 2016. He was a Board director and member of the Compensation Committee of Inmobiliaria Colonial, S.A from June 2014 to May 2017. He also was a member of the Board of Directors and of the Compensation Committee of Abertis Infraestructuras, S.A. between 2013 and 2016.

Mr. Villar-Mir de Fuentes is Patron and member of the Patronage Council of Fundación Nantik Lum and Fundación Princesa de Gerona.

Mr. Villar-Mir holds a Bachelor’s Degree in Business Administration and Economics and Business Management.

Belen Villalonga

Belen Villalonga is a Professor of Management and Organizations, a Yamaichi Faculty Fellow, and a Professor of Finance (by courtesy) at New York University’s Stern School of Business. Between 2001 and 2012 she was a faculty member at the Harvard Business School. Her teaching, research, and consulting activities are in the areas of corporate governance, strategy, and finance, with a special focus on family-controlled companies. Her award-winning research has been cited over 15,000 times in scholarly articles and international media outlets.

Ms. Villalonga is an independent director and audit committee member (and former chair) at Grifols, a global leader in hemoderivatives that is part of Spain’s IBEX35 blue-chip index and is also listed on Nasdaq. She is also a member of the board and of the risk, audit, and compensation & talent management committees at Banco Santander International, the Santander group’s private banking subsidiary in the United States. She was also an independent director for 13 years at Acciona, a leader in the renewable energy and infrastructure industries, as well as at Talgo, a high-speed train manufacturer, where she chaired the strategy committee.

Ms. Villalonga holds a Ph.D. in Management and an M.A. in Economics from the University of California at Los Angeles, where she was a Fulbright Scholar. She also holds a Ph.D. in Business Economics from the Complutense University of Madrid. In addition to the board of directors, Professor Villalonga joins the Company’s audit committee.

Silvia Villar-Mir de Fuentes

Silvia Villar-Mir de Fuentes currently serves on the board of directors of Grupo Villar Mir, a privately held Spanish group with investments across a broad range of diversified industries, which is the beneficial owner of approximately 54% of the Company’s share capital.

Mrs. Villar-Mir de Fuentes currently serves on the board of directors of Obrascón Huarte Lain, a Spanish multinational construction and civil engineering company, where she is a member of the audit committee.

Mrs. Villar-Mir de Fuentes is a summa cum laude graduate in Economics and Business Studies, with concentration in finance and accounting, from The American College in London, United Kingdom.

Nicolas De Santis

Nicolas De Santis is a technology entrepreneur, strategist and author with substantial experience in executive and non-executive roles. Mr. De Santis is currently the Chief Executive Officer of Corporate Vision, a strategy and innovation consultancy and incubator which advises multinational corporations and start-ups globally on digital business transformation (including artificial intelligence and machine learning), business strategy, branding, business model innovation, sustainability strategies and corporate culture.

Previously Mr. De Santis served on the board of publicly traded Lyris Technologies (acquired by AUREA Software in 2015). He began his management career at Landor Associates (now WPP Group). As a technology entrepreneur, he co-founded several high-profile start-ups, including opodo.com, where he served as Chief Marketing Officer.

Mr. De Santis is a regular lecturer at business schools and universities on business strategy, global branding and European Affairs, including IE Business School, Madrid and the University of Wyoming. He is the author of Corporate Vision System®, Futurize You Company, Innovate Culture & Manage Complexity.

Rafael Barrilero Yarnoz

Rafael Barrilero Yarnoz is a senior advisor at Mercer Consulting. Mr. Barrilero Yarnoz has developed his career as a partner of the firm and as a member of the executive committee, leading the advisory talent and reward service for the boards of the main companies and multinationals. He has also led the business throughout the EMEA.

Previously, Mr. Barrilero led the Watson Wyatt consulting firm in Madrid. He began his career as a lawyer at Ebro Agricolas focused on labour law, before serving as Ebro’s head of human resources. He has a law degree from Deusto and a Masters in Financial Economics from ICADE, as well as a masters in human resources by Euroforum-INSEAD.

Directors’ responsibilities

The directors are responsible for preparing the Company’s annual reports and financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors are required to prepare the group financial statements in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006. The financial statements also comply with International Financial Reporting Standards as issued by the IASB. The directors have also chosen to prepare the parent company financial statements in accordance with Financial Reporting Standard 101 Reduced Disclosure Framework. Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss of the Group for that period. In preparing these financial statements, International Accounting Standard 1 requires that directors:

•	properly select and apply accounting policies;

•	present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;

•	provide additional disclosures when compliance with the specific requirements in IFRSs is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity’s financial position and financial performance; and

•	make an assessment of the entity’s ability to continue as a going concern.

In preparing the parent company financial statements the directors are required to:

•	Select suitable accounting policies and then apply them consistently;

•	Make judgments and accounting estimates that are reasonable and prudent; and

•	state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

•	Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue business

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company’s transactions and disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the financial statements and the directors’ remuneration report comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company’s website.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Directors’ responsibility statement

To the best of each directors’ knowledge:

•	the financial statements, prepared in accordance with the applicable accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole;

•	this directors’ report and the strategic report include a fair review of the development or performance of the business and the position of the Company and its subsidiaries and subsidiary undertakings taken as a whole, together with a description of the principal risks and uncertainties that they face;

•	the annual report and financial statements, taken as a whole, are fair, balanced and understandable and provide the information necessary for shareholders to assess the Company’s position, performance, business model and strategy.

The responsibility statement was approved by the Board and signed on its behalf.

By order of the Board on 4 June 2021

Javier Lopez Madrid

Director

Directors’ Remuneration Report

Introduction

Dear Shareholder

As Chairman of the Compensation Committee (the Committee), and on behalf of the Board, I present the Directors’ Remuneration Report for the period ended 31 December 2020.

This report sets out both the Company’s annual report on remuneration (the ARR) for 2020 and the directors’ remuneration policy (the 2020 Policy or the Policy), which was put to shareholders at the 2019 AGM and approved by over 91% of the shareholders who voted on it. Thank you for your support. The 2020 Policy is included on pages 32 to 36 for your information and ease of reference.

The Policy

Under English law, a directors’ remuneration policy requires shareholder approval not less than once in every three years. The Committee concluded its review of the policy first approved in 2016 in early 2019 and determined, as the deterioration in market conditions in the second half of 2018 continued into 2019, that the then current remuneration framework achieved an appropriate balance of performance and reward. There are few changes between the version of the 2019 Policy included in the 2018U.K. Annual Report and Accounts and that in this report.

Management Changes

We welcomed Marco Levi as our CEO in January 2020. The Committee reviewed his proposed terms of employment and compensation package prior to his appointment to determine that they met the objectives of and complied with the Policy and, following some changes proposed by the Committee, recommended their approval to the Board. Consequent on the relocation of several members of management to Spain in 2019, Marco is employed in Spain under a contract of employment governed by Spanish law. This has necessitated some changes to the manner in which we have implemented the Policy, as detailed in this report. Marco Levi’s base salary is slightly higher than his predecessor but, taking account of base salary and benefits, both his overall fixed compensation and his total remuneration are lower, reflecting, among other things, the lower market capitalization of the Company, its financial performance at the date of appointment and market considerations in Madrid. A similar approach was taken in relation to the remuneration of the new CFO, Beatriz García-Cos, appointed in October 2019. Starting in 2020, we have continued the roll-out of this review and re-alignment of executive compensation in respect of other senior managers below Board level.

The Committee also evaluated the terms of settlement proposed with Pedro Larrea Paguaga as former CEO on his leaving the Company in January 2020. Pedro Larrea Paguaga’s service contract and the rules of the Company’s EIP and Annual Bonus Plan included express provision on the compensation payable and the treatment of Pedro Larrea Paguaga’s awards on leaving. Following evaluation by the Committee and recommendation to the Board, it was agreed with Pedro Larrea Paguaga that some reductions to this compensation would be made. Details of the compensation paid or payable to Pedro Larrea Paguaga are set out on page 47.

There were no increases in Executive Directors’ salaries in 2020 and, save for that implicit in the rebalancing of elements of the fixed remuneration payable to Marco Levi as compared with the former CEO, none to date or expected for 2021.

Annual Bonus awards for 2020

The annual bonus objectives for the Executives in 2020 were adjusted EBITDA in relation to 50% of the award and net cash-flow in relation to 50%. Bonuses were also subject to an underpin requiring measurable improvement in the Group’s health and safety record in 2020, with potential to reduce the overall award at the discretion of the Compensation Committee. The Company achieved 60% performance in respect of free cash-flowand 28% performance in respect of adjusted EBITDA, for a total bonus of 44% of target. As a result , the CEO recommended to the Committee that no annual bonuses be paid for 2020. The Committee approved this recommendation for sign-off by the Board and this outcome was duly approved. See the ARR for more on the 2020 annual bonus outturn.

LTIPs vesting in 2020

Awards granted to our Executive Directors in 2017 under the EIP came to the end of their performance period on 31 December 2019 and vested in 2020. The Committee assessed their performance at 38.80% of target, and the awards vested and became exercisable. To date, the award to our Executive Chairman have not been exercised; the award to our former CEO was exercised in 2021.

Awards granted under the EIP to Javier López Madrid were made at 115%. The vesting of these awards is also subject to a cap set at eight times the value of the number of shares awarded, to mitigate the risk of an unjustified gain arising solely from share price appreciation. The performance conditions remain stretching and were unchanged from 2017, save for necessary adjustments to the make-up of the comparator group. See page 48 of the ARR for more information.

Non-Executive Directors and their remuneration

2020 was a challenging year for the Company and the Board met more frequently than anticipated in its usual annual calendar. Due to these exceptional requirements, the Board met 11 times in 2020, rather than the 7 times normally scheduled. No additional fees were paid to its Non-Executive Directors for the time and attention in preparing for and attending these meetings.

The Committee reviewed the structure of NED fees as part of its overall review of the Policy in 2020 and decided not to recommend any adjustment to the level or principles underlying NED fees, which remained unchanged in quantum from 2016.

In late 2020, the Committee undertook its annual review of its terms of reference and worked with the Corporate Governance Committee and the Board in considering whether responsibility for the oversight of NED fees should more properly sit with the Corporate Governance Committee to make recommendations to the Board. While this might be unusual in the U.K. it is more common in the U.S. where the Company is listed. It was decided that this change was appropriate in light of the overall governance regime to which the Company is subject by virtue of its listing on the Nasdaq Capital Market. Going forward, the Corporate Governance Committee will review and make recommendations to the full Board on the amount and type of compensation to be paid to the Company’s Non-Executive Directors. This change was effected in November 2020. To meet the requirements of U.K. corporate law, this report continues to advise on NED remuneration policy and practice in the relevant period and the Corporate Governance Committee has therefore reviewed and signed off on any aspect of NED remuneration disclosed in this report since the date its assumed oversight.

Looking forward to 2021

2020 has been challeging, particulary in light of the performance of the Company and the markets, and I am deeply greatful to the Board and management for their support.

We anticipated continued market challenges for our inudstry and business in early 2021; however, this uncertainty has significantly decreased due to the performance of the markets and the business with prices increasing. As a result, we decided to delay the determination of the terms of our annual bonus awards and the level of award and performance conditions of our EIP.

Signed on behalf of the Board.

Acting Chairman of the Compensation Committee

4 June 2021

The Policy

The following sections on pages 32 to 36 set out the directors’ remuneration policy that was approved at the 2019 Annual General Meeting. The approved Policy can be found in the Company’s U.K. Annual Report and Accounts for the period ended 31 December 2018 and on the Company’s website. The Policy is set out below for information only.

The following changes have been made to this section as compared with the same section in the U.K. Annual Report and Accounts 2019 to reflect application of the Policy in period from 1 January 2020 to date:

Following the re-allocation of oversight of Non-Executive Directors’ remuneration to the Board’s Corporate Governance Committee in late 2020 referred to in the Chairman’s statement on remuneration, that committee makes recommendations to the Board on matters relating to Non-Executive Director remuneration in accordance with the Policy and the Board makes final determination on such matters.

Following Marco Levi’s appointment as CEO on 10 January 2020 and to the Board on 15 January 2020, references to the application of the Policy to the CEO were updated throughout to refer to the Policy as applied to Marco Levi. Marco is based in Madrid, Spain and his service contract is accordingly governed by Spanish law. The section below on Operation of the Policy has been updated to reflect the CEO’s terms of employment and to remove references to the terms of employment of Pedro Larrea Paguaga, as former CEO.

Aim of the Policy

The overall aim of the Policy is to provide appropriate incentives that reflect the Company’s high-performance culture and values to maximise returns for shareholders.

In summary, our aim as regards Executive Directors is to provide remuneration which:

•	attracts, retains and motivates high calibre, high performing employees;

•	encourages strong performance and engagement, both in the short and the long term, to enable the Company to achieve its strategic objectives;

•	link a very significant proportion of pay to performance conditions measured over the short term and longer term;

•	set fixed pay levels at or around market norms to allow for a greater proportion of total remuneration opportunity to be in variable pay; and

•	create strong alignment between the interests of shareholders and executives through both the use of equity in variable incentive plans and the setting of shareholding guidelines for Executive Directors.

There are no material differences in the Policy for Executive Directors compared to that of senior management other than in terms of quantum and levels of participation in incentive plans reflecting the higher weighting to variable pay and ability to influence performance outcomes. For the wider employee population, the Company aims to provide remuneration structures and levels that reflect market norms for the location at which they are based.

Operation of the Policy

Throughout the Policy, reference is made to the authority, powers and discretions vested in the Committee. It is the Committee’s practice that, in relation to any significant decision in relation to the compensation of the Company’s Executive Directors or the second tier of executive management below them, the Committee makes recommendations to the Board which determines the final decision of the Company on such matters.

The following table summarizes the Policy as applied to Executive Director remuneration:

Components of remuneration for Executive Directors

Element	Purpose and link to strategy	Operation and maximum opportunity	Performance framework and recovery
Salary	A fixed salary commensurate with the individual’s role, responsibilities and experience, having regard to broader market rates.	Reviewed annually, taking account of Group performance, individual performance, changes in responsibility, levels of increase for the broader employee population and market salary levels.	Not applicable.

Pension and retirement benefits	Attraction and retention of top talent; providing mechanism for the accumulation of retirement benefits.

Executive Directors may be paid a cash allowance in lieu of pension.

The maximum cash allowance is 20% of base salary. This includes contributions to the U.S. tax-qualified defined contribution 401(k) plan.

Not applicable.

Benefits	Attraction and retention of top talent.	Benefits may include but are not limited to medical cover, life assurance and income protection insurance.	Not applicable.

Relocation allowances may take into account a housing allowance, school fees, adviser fees for assistance with tax affairs and an expatriate allowance to cover additional expenditure incurred as a result of the relocation. Payment of such relocation allowances will be reviewed by the Committee on an annual basis

Benefits may include tax equalization provisions applicable if an Executive moves between jurisdictions with differing tax regimes at the Company’s request. If the Executive moves to an area of higher taxation, the Company may agree to make an annual or other regular payment in cash to compensate him or her for any additional tax burden. Where the Executive moves to a jurisdiction where his or her effective tax burden is lower than that to which he or she was subject prior to such move, the Executive’s compensation may be commensurately reduced to ensure that his or her net pay remains unaffected.

Element	Purpose and link to strategy	Operation and maximum opportunity	Performance framework and recovery
Benefits will be provided as the Committee deems necessary including to take into account perquisites or benefits received from a prior employer or as is customary in the country in which an executive resides or is relocated from.

Benefits provided by the Company are subject to market rates and therefore there is no prescribed monetary maximum. The Company and the Committee keep the cost of the benefits under review.

The Company provides all Executive Directors with directors’ and officers’ liability insurance and will provide an indemnity to the fullest extent permitted by the Companies Act.

Annual and other bonuses	Short-term performance-based incentive to reward achievement of annual performance objectives.

The annual bonus plan and all payments and awards under it are at the discretion of the Committee. Subject as aforesaid, the Committee will determine an Executive Director’s actual bonus amount, subject to the achievement of quantitative and qualitative performance criteria.

At least two-thirds of the bonus will be based on financial metrics with any balance based on non-financial metrics.

The maximum annual bonus opportunity that may be awarded to an Executive Director is normally 200% of salary. If the Committee provides higher annual bonus opportunities in any year its rationale will be clearly explained in the Annual Report on Remuneration for the relevant year. In these and other exceptional circumstances the limit will be 500% of salary.

No more than 25% of the maximum annual bonus payable for each performance condition will be payable for threshold performance.

The Committee will select the most appropriate performance measures for the annual bonus for each performance period and will set appropriately demanding targets.

Normally any bonus earned in excess of the target amount will be deferred for three years into shares in the Company. An Executive Director may be granted an additional long-term incentive award as described below of equal value (at maximum) to the amount of annual bonus deferred.

Recovery and recoupment will apply to all bonus awards for misstatement, error or gross misconduct.

Element	Purpose and link to strategy	Operation and maximum opportunity	Performance framework and recovery

In addition or in place of an annual bonus, the Company may pay a retention bonus where it considers it necessary to retain key Executives in situations where the relevant Executive would otherwise leave the Company and his or her retention is critical to the Company’s performance and/or the achievement of strategic goals or key projects. The grant, terms and payment of any retention bonus are at the discretion of the Committee.

A retention bonus may be payable in cash or in shares and subject to such conditions as the Committee sees fit, including the Executive remaining with the Company for a defined period of time and/or meeting set performance criteria. The Committee would normally count any retention bonus awarded towards the 500% of salary limit.

Long-term incentive awards	Focus Executive Directors’ efforts on sustainable strong long-term performance of the Company as a whole, and to aid in retention with multi-year vesting provision. Improves alignment of Executive Directors’ interests with those of the Company and shareholders.	Executive Directors are eligible for awards to be granted as decided by the Committee under the Company’s long-term incentive plan. All awards are subject to performance targets as determined by the Committee for each grant, performance against which is normally measured over a three-year period. Awards usually vest three years from the date of their grant.

The Committee will select the most appropriate performance measures for long-term incentive awards for each performance period and will set appropriately demanding targets.

Recovery and recoupment will apply to all long-term incentive awards for misstatement, error or gross misconduct.

The annual target award limit will not normally be higher than 300% of salary (based on the face value of shares at date of grant).

Maximum vesting is normally 200% of target (based on the face value of shares at date of grant).

There is an exceptional annual target award limit in recruitment, appointment and retention situations of 500% of salary.

Element	Purpose and link to strategy	Operation and maximum opportunity	Performance framework and recovery
Share ownership guidelines	Increases alignment between the Executive Directors and shareholders.	Executive Directors are strongly encouraged to hold a percentage of their salary in shares. This holding guideline could be achieved through the retention of shares on vesting/exercise of share awards and may also (but is not required to) be through the direct purchase of shares by the Executive Directors.	Not applicable.

Performance Criteria and Discretions

Selection of Criteria

The Committee annually assesses at the beginning of the relevant performance period which corporate performance measures, or combination and weighting of performance measures, are most appropriate for both annual bonus and long-term incentive awards to reflect the Company’s strategic initiatives for the performance period. The Committee has the discretion to change the performance measures for awards granted in future years based upon the strategic plans of the Company. The Committee sets demanding targets for variable pay in the context of the Company’s trading environment and strategic objectives and taking into account the Company’s internal financial planning and market forecasts. Any non-financial goals will be well defined and measurable.

Discretions retained by the Committee in operating its incentive plans

The Committee operates the Group’s various plans according to their respective rules. In administering these plans, the Committee may apply certain operational discretions. These include the following:

•	determine the extent of vesting based on the assessment of performance, including exercising its discretion to reduce payout as and where appropriate;

•	determine “good leaver” status (as described below) and where relevant extent of vesting;

•	where relevant determine the extent of vesting in the case of share-based plans in the event of a change of control in accordance with the rules of the various plans; and

•	make the appropriate adjustments required in certain circumstances (e.g. rights issues, corporate restructuring events, variation of capital and special dividends).

The Committee, acting fairly and reasonably, and after consulting plan participants, may adjust the targets and/or set different measures and alter weightings for the variable pay awards already granted (in a way that the alterations are intended to create an equivalent outcome for plan participants) only if (i) an unexpected event (whether a corporate or outside event) occurs which causes the Committee to reasonably consider that the performance conditions would not achieve their original purpose without alteration and (ii) the varied conditions are materially no more or less difficult to satisfy than the original conditions. Any changes and the rationale for those changes will be set out clearly in the Annual Report on Remuneration in respect of the year in which they are made.

Remuneration scenarios for the Executive Directors

The charts below show the level of remuneration potentially payable to each of Javier López Madrid as Executive Chairman and Marco Levi as CEO under different performance scenarios for the 2020 financial year same as 2019.

In respect of the remuneration of the Executive Chairman:

In respect of the remuneration of the CEO:

Assumptions

1.	Fixed pay comprises base salary for 2020, benefits and a pension contribution of 20% of base salary for each of Javier Lopez Madrid and Marco Levi. Benefits comprise private health, income protection and life insurance arrangements at an estimated level of 5.46% of base salary for Javier Lopez Madrid and 4.52% of base salary for Marco Levi salary (excluding the one-off contribution towards relocation costs incurred in 2020) and an expatriate allowance of 20% of base salary in the case of Javier López Madrid.

2.	On-target performance comprises fixed pay plus annual bonus of 100% of base salary and long-term incentives of 200% of base salary for the Executive Chairman and the CEO.

3.	Maximum performance comprises fixed pay plus annual bonus of 150% of base salary for the Executive Chairman and the CEO and long-term incentives of 200% of base salary for each. Annual bonus awards and long-term inventive award levels have not yet been determined for 2021 and are illustrated at the levels awarded in 2019.

4.	Maximum performance plus share price growth comprises the maximum performance scenario described above plus an assumed 50% share price growth over the performance period of the LTIP.

5.	As described in the Policy, an additional long-term incentive award may be granted if part of the annual bonus is deferred, with the maximum value of such award equal to the amount of bonus deferred. As at 31 December 2020 no such awards have been made to the Executive Directors and none is to be made in respect of 2020.

6.	The exchange rate used in these charts and throughout this report, save where stated otherwise, is the Group’s average GBP: USD exchange rate for the year to 31 December 2020 of GBP1=USD1.2838.

Approach to Recruitment Remuneration

The Committee expects any new Executive Directors to be engaged on terms that are consistent with the Policy as set out above.

The Committee recognises that it cannot always predict accurately the circumstances in which any new directors may be recruited. The Committee may determine that it is in the interests of the Company and shareholders to secure the services of a particular individual which may require the Committee to take account of the terms of that individual’s existing employment and/or their personal circumstances. Examples of circumstances in which the Committee expects it might need to do this are:

•	where an existing employee is promoted to the Board, in which case the Company will honour all existing contractual commitments including any outstanding annual bonus or long-term incentive awards or pension entitlements and will provide other benefits consistent with those provided to senior leaders in that employee’s home country or place of residence prior to appointment to the Board;

•	where an individual is relocating in order to take up the role, in which case the Company may provide certain one-off benefits in addition to benefits set out in the policy table such as reasonable relocation expenses, assistance with visa applications or other immigration issues and ongoing arrangements such as flights home and cost of education; and

•	where an individual would be forfeiting fixed or valuable variable remuneration in order to join the Company, in which case the Committee may award appropriate additional compensation in addition to the limit set out in the policy table. The Committee would look to replicate the arrangements being forfeited as closely as possibly taking into account the nature of the remuneration, performance conditions, attributed expected value and the time over which any variable pay would have vested or been paid.

In making any decision on any aspect of the remuneration package for a new recruit, the Committee would balance shareholder expectations, current best practice and the requirements of any new recruit and would strive not to pay more than is necessary to achieve the recruitment. The Committee would give full details of the terms of the package of any new recruit in the next remuneration report. Award levels under the Company’s variable incentive plans would not exceed those set out in the policy table, but their proportions can be altered for the first three years of employment.

Executive Directors’ Service Contracts and Policy on Cessation

In order to motivate and retain the Executive Directors and other senior executives, most of whose backgrounds are in the United States and Europe, the Committee has taken account of market practices in those countries in formulating the Policy, including (a) determining the treatment of annual and retention bonuses and long-term incentive awards in case of termination of their employment by the Company without cause, (b) referencing past annual bonuses in calculating the amount of payment in lieu of notice, (c) determining the extent of vesting of long-term incentive awards in the event of a takeover or change of control and (d) determining that all long-term incentive awards granted to an executive in any financial year will be subject to achievement of performance targets.

Service contracts

Subject to the Approach to Recruitment Remuneration above, all Executive Directors have rolling service contracts for an indefinite term but a fixed period of notice of termination which would normally be 12 months. With respect to newly appointed directors, the Committee may, if it considers it necessary, agree a notice period in excess of 12 months (but not exceeding 24 months), provided it reduces to 12 months within a specified transition period of not exceeding 36 months. The service contract for Javier López Madrid is in accordance with this policy and his fixed period of notice of termination is 12 months. See below for more on Marco Levi’s service contract.

The Executive Chairman’s service contract may be terminated without notice and without further payment or compensation, except for sums accrued to the date of termination, for cause. In other circumstances, the Company may terminate his employment with immediate effect and make a payment in lieu of notice in the amount equivalent to the aggregate of (i) base salary, (ii) the average of annual bonuses in the last three years prior to termination, (iii) pension allowance plus (iv) cost of benefits, for the notice period (or if a notice has been served, for the unserved notice period). He would be entitled to an equivalent payment in the event of his resignation for good reason (as defined in the service contract). Similar provisions may apply in the event that he leaves following a change of control of the Company, but no additional entitlements would be expected to be set out in the Executive Director’s service contract beyond those described above. An Executive Director may also be entitled to certain amounts with respect to annual or retention bonuses and long-term incentive awards, as described below.

Marco Levi is employed under a service contract made under Spanish law (and in particular, the provisions of the Royal Decree 1382/1985 1st of August regarding senior management (“Alta Dirección”)). Spanish employment law imposes a number of mandatory requirements, including in relation to termination. The CEO’s service contract may be terminated without notice and without further payment or compensation, except for sums accrued to the date of termination, for cause (as defined in the service contract by reference to Spanish statutory law). If the dismissal is declared null or unfair by a definitive court or labour tribunal ruling, the CEO is entitled to receive a severance payment equal to six (6) months’ salary plus a payment equal to the Company’s costs in such six month period corresponding to the insurance and pension benefits in force at the time of termination. This severance compensation includes and absorbs the compensation and any statutory notice to which the Executive may otherwise be entitled by operation of law. In the event that the CEO is dismissed without cause, the CEO will similarly be entitled to receive a severance payment equal to 6 months’ salary plus an amount equal to the costs the Company would have incurred in providing pension, health insurance, income protection and life assurance benefits for the period of notice, in lieu of any statutory notice to which the CEO would otherwise be entitled. In addition, in accordance with Spanish law and as contemplated in the section Generally below, the CEO has enhanced post termination restrictive covenants. Under these provisions, the Company may be required to make an additional payment to ensure the enforceability of certain post-employment restrictions on competition for a period of six months from termination on terms which are customary in senior management employment relationships. The amount payable is 30% of the CEO’s salary at the date of termination and is deemed discharged at the rate of 15% of salary per annum throughout the employment relationship, such that on termination no further sums will be payable if an amount equal to 30% of salary has already been paid. The total amount payable on termination of the CEO’s service contract other than for cause is therefore less than 12 months’ salary and benefits.

Where an Executive Director’s service contract is terminated for “cause” or “good reason” as defined in the relevant director’s service contract, the provisions outlined below in relation to annual bonus awards and long-term incentive awards as described below will apply. Executive Directors’ service contracts (or a memorandum of the terms where the contract is unwritten) are available for inspection at the Group’s office at13 Chesterfield Street, London, W1J 5JN during normal business hours and at the Annual General Meeting.

Generally

As circumstances may require, the Committee may approve compensation payments in consideration of statutory entitlements, for a release of claims, enhanced post-termination restrictive covenants (for example, as outlined above) or transitional assistance, such as outplacement services and payment of legal fees in connection with termination, the costs of short term accommodation or leasing arrangements, home relocation expenses including tax related expenses and other ancillary payments thereto.

Annual bonus awards (including retention awards)

In the event that an Executive Director’s employment is terminated without cause, by resignation by the Executive Director for good reason, or by reason of death, injury, disability or his employing company or the business for which he works being sold out of the Group, the Company will pay an annual bonus amount in respect of the financial year in which termination occurs subject to performance conditions being met at the end of the period and with pro-rating of the award determined on the basis of the period of time served in employment during the normal vesting period but with the Committee retaining the discretion in exceptional circumstances to increase the level of vesting within the maximum annual bonus amount as determined by the performance conditions. The Committee may, if it considers it appropriate in exceptional circumstances, measure performance to the date of cessation. In other circumstances, payment will be at the Committee’s discretion. The Committee will consider the period of the year worked and the performance of the Executive Director during that period when considering how to exercise its discretion.

The terms of any retention bonus agreed to be paid to an Executive Director may provide for such bonus to be payable on that Executive Director’s employment being terminated without cause, by resignation by the Executive Director for good reason, or by reason of death, injury, disability or his employing company or the business for which he works being sold out of the Group. In any such case, the retention bonus will become payable in such circumstances.

Long-term incentive awards

As a general rule, any unvested long-term incentive award (except deferred bonus awards see below) will lapse upon an Executive Director ceasing to be an employee or director in the case of voluntary resignation or dismissal for cause. However, if the cessation is without cause, by resignation by the Executive Director for good reason, or because of his death, injury, disability or his employing company or the business for which he works being sold out of the Group or in other circumstances at the discretion of the Committee, then the award will normally vest in full on the date when it would have ordinarily vested subject to the performance conditions being met. Where an award vests at the discretion of the Committee that award may be pro-rated taking into account the period of time served in employment during the normal vesting period of the award. The Committee can for any cessation measure performance up to the date of cessation and permit awards to vest early.

Deferred bonus awards vest in full upon cessation, other than in case of voluntary resignation by an Executive Director without good reason or dismissal for cause. Vested but unexercised awards held on cessation will remain capable of exercise for a limited period save in the case of dismissal for cause.

In the event of a takeover all awards will vest early to the extent that the performance conditions are determined as satisfied at that time on such basis as the Committee considers appropriate.

External appointments

Executive Directors may retain fees paid for external director appointments. These appointments are subject to disclosure to and approval by the Board and must be compatible with their duties as Executive Directors.

Matters taken into consideration in determining policy and differences in the remuneration policy of the Executive Directors and employees

It is not the Committee’s practice to consult with employees on matters relating to executive pay. However, the Committee will consider pay structures, practices and principles across the Group on a regular basis and take these into account in any review of the Executive Directors’ current Policy or implementation thereof.

The Committee will consider feedback from shareholders and take into account the results of both advisory and binding votes concerning executive pay at the Annual General Meeting as well as ensuring it engages with shareholders on executive pay matters. The 2020 Policy has been formulated taking into account the Company’s understanding of current shareholder views on the Company’s remuneration policy and practices.

Directors’ Remuneration Policy for Non-Executive Directors

The following table summarizes the 2020 Policy as proposed to be applied to Non-Executive Director remuneration, subject to its approval:

Element	Purpose and link to strategy	Operation and maximum opportunity	Performance framework and recovery
Non-Executive Directors fees including Non-Executive Chairman	To appropriately remunerate the Non-Executive Directors

The Non-Executive Directors are paid a basic fee. Supplemental fees may be paid for additional responsibilities and activities, such as for the committee chairmen and other members of the main Board committees (e.g. audit, compensation, nominations and corporate governance) and the Senior Independent Director, to reflect the additional responsibilities as well as travel fees to reflect additional time incurred in travelling to meetings.

Not applicable

These fee levels are reviewed periodically, with reference to time commitment, knowledge, experience and responsibilities of the role as well as market levels in comparable companies both in terms of size and sector.

Element	Purpose and link to strategy	Operation and maximum opportunity	Performance framework and recovery
The Company does not currently have a Non-Executive Chairman. If one were appointed his fee would be set at a level with reference to time commitment, knowledge, experience and responsibilities of the role as well as market levels in comparable companies both in terms of size and sector.

There is no maximum fee level or prescribed annual increase.

Payment of expenses and benefits	To support the Non-Executive Directors in the fulfilment of their duties

Reasonable expenses incurred by the Non-Executive Directors in carrying out their duties may be reimbursed by the Company including any personal tax payable by the Non-Executive Directive as a result of reimbursement of those expenses. The Company may also pay an allowance in lieu of expenses and may arrange and pay for the provision of advice or assistance in relation to personal taxes for which the Non-Executive Director may be liable in connection with his or her appointment to the Board, if it deems this appropriate.

Not applicable

The Company provides Non-Executive Directors with directors’ and officers’ liability insurance and an indemnity to the fullest extent permitted by the Companies Act.

Legacy Arrangements with Certain Non-Executive Directors

Prior to the Business Combination, in keeping with many other NASDAQ listed companies, Globe granted restricted stock units and share appreciation rights to its Non-Executive directors. Outstanding awards as at 31 December 2020 held by the Non-Executive Directors, who were previously Globe’s Non-Executive directors, are set out in the ARR.

It is noted that those Non-Executive Directors with restricted stock units and share appreciation rights may be regarded as not being independent by U.K. based proxy voting agencies although the Board considers them to be fully independent. It is a provision of this Policy that the Company may accelerate the vesting of or repurchase of these awards based on an independent valuation, if it deems it to be appropriate.

Letters of Appointment with Non-Executive Directors

The Company does not enter into service contracts with its Non-Executive Directors, rather the Company enters into letters of appointment for a rolling period of 12 months with each annual renewal being subject to re-election at each annual general meeting of the Company. No compensation for loss of office is payable in the event a Non-Executive Director is not re-elected. The Company may request that Non-Executive Directors resign with immediate effect in certain circumstances (including material breach of their obligations) in which case their appointment would terminate without compensation to the Non-Executive Director for such termination but with accrued fees and expenses payable up to the date of termination.

Appointment of Non-Executive Directors

For the appointment of a Non-Executive Chairman or other Non-Executive Directors, the fee arrangement would be in accordance with the approved Directors’ Remuneration Policy in place at that time.

Minor amendments

The Committee may make minor changes to the Policy, which do not have a material advantage or disadvantage overall to directors, to aid in its operation or implementation (including to take account of any change in legislative or regulatory requirements applicable to the Company) without seeking shareholder approval for a revised version of the Policy.

Annual Report on Remuneration

Implementation of the Directors’ Remuneration Policy for the year ending 31 December 2021

This section sets out how the Committee intends to implement the Policy for the year ending 31 December 2021.

Base salary

Javier López Madrid was appointed as Executive Chairman with effect from 31 December 2016. Javier López Madrid’s salary was reviewed on his appointment and remains unchanged at £555,000 ($712,511) per annum.

Marco Levi was appointed as Chief Executive Officer on 10 January 2020 and to the Board of Directors on 15 January 2020. Marco Levi’s base salary as CEO is €600,000 ($670,091) per annum.

Neither Javier Lopez Madrid nor Marco Levi receive any additional fees or compensation for their respective roles on the Board.

Pension and benefits

In accordance with the Policy, both Executive Directors receive a pension contribution at the rate of 20% of base salary, payable as a cash allowance, and health insurance, income protection and life assurance benefits to the value of approximately 5.46% of salary for the Executive Chairman and 4.52% for the CEO. The Executive Chairman also receives an expatriate benefits allowance equal to 20% of base salary. The exceptional additional expatriate allowance of a further 20% of salary awarded to the Executive Chairman for a period of up to three years to 31 December 2019 ceased to be paid from 1 January 2019. Expatriate allowances are reviewed by the Committee on an annual basis. In the first year of his employment only, the CEO received a further allowance of up to €30,000 ($33,588) in respect of temporary housing and relocation costs during 2021.

The Company provides directors’ and officers’ liability insurance and an indemnity to the fullest extent permitted by the Companies Act.

Variable Remuneration

As at the date of this report, the objectives for the Annual Bonus plan for 2021 and the performance conditions for any grant under the Company’s Equity Incentive Plan in 2021 remain to be determined.

Annual bonuses

The bonus opportunity and performance measures for the annual bonus in 2021 will be determined later in the year, when we expect to have more clarity.

Long-term incentives

In the case of the Company’s long term incentive awards, the effect which the pandemic has had on share prices, the Committee has decided to delay the implementation of its variable compensation plans for 2021 until such time as it is feasible to set relevant and stretching targets, appropriately aligned to the Company’s strategic priorities and key financial performance indicators for 2021. As at the date of this report, the objectives for the performance conditions for any grant under the Company’s Equity Incentive Plan in 2021 remain to be determined; however, the Committee has determined that the reference share price for the Company’s Equity Incentive Plan in 2021 shall be the weighted average price of the first 15 trading days of the year, subject to the Committee’s discretion.

Payments on Termination of Executive Director’s Employment - Audited

As stated in the 2019 Chairman’s letter on page 3 thereto, Pedro Larrea Paguaga left the Company on 10 January 2020 and resigned from the Company’s Board on the same day. In accordance with the Policy and his service agreement with the Company dated 28 June 2017, Pedro Larrea Paguaga has received during 2020 a payment in lieu of notice (PILON) totaling £843,475 (before deductions for tax and social security contributions)

The	PILON comprises:

•	Salary for the 12 months’ notice period in the Service Agreement (Notice Period) of £475,000;

•	Contractual entitlement to a sum equal to the average of the annual bonus amounts paid to Mr Paguaga during the last three completed financial years totalling £207,802

•	Pension allowance for the Notice Period of £95,000

•	The approximate cost to the Company of contractual private health and life insurance for the Notice Period of £20,000

•	£45,673 in accrued holiday pay.

As a term of the settlement reached with Mr. Larrea Paguaga and as is customary in the U.K. to protect the interests of the Company, the Company contributed £25,000 excluding VAT in respect of the costs of Mr. Larrea Paguaga’s solicitor on advising on his termination of employment and has agreed to assist with the reasonable costs of the provision of UK and Spanish tax advice to Mr. Larrea Paguaga for tax years falling in financial years ending 31 December 2018 and 2019, subject to that advice being provided by the Company’s usual tax adviser. It was agreed that no annual bonus for 2019 and no retention bonus would be payable to Mr. Larrea Paguaga, notwithstanding any prior commitment of the Company to do so.

In accordance with the rules of the Equity Incentive Plan, Mr. Larrea Paguaga will be treated as a good leaver in respect of his outstanding share awards.

Non-Executive Director share ownership guidelines

In 2018, the Non-Executive Directors reviewed the guidelines under which they had voluntarily agreed to apply on a cumulative basis at least a quarter of their normal annual gross fees to acquire shares under arrangements designed to ensure that shares can be purchased on a regular basis over a period of eight years and agreed several points of clarification, including that: .

•	Where more or fewer shares are acquired in any year, the value of shares to be acquired in subsequent years may be reduced or increased respectively such that on a cumulative basis the 25% test is satisfied;

•	Each Non-Executive Director agrees to retain his or her shares until the earlier of achieving a holding equal to twice his or her annual base fees being achieved or that director leaving the Board;

•	Where a director holds outstanding and exercisable share-based or phantom restricted stock awards, the shares or notional shares under award are to be taken into account in determining the relevant director’s holding and may be exercised and disposed of at any time (with consequent effect on the director’s holding).

The holdings for Executive and Non-Executive Directors as at 31 December 2020 are set out below.

Fees for the Non-Executive Directors

The fee structure and levels were set following the Business Combination. Fees are set and payable in Pounds sterling and are reviewed - but not necessarily increased - annually, with changes normally effective from 1 January in each year. The fees for 2021 are the same as those for 2020 and have not changed since 2016:

Non-Executive Director base fee	£70,000 ($89,866)
Senior Independent Director	£35,000 ($44,688)
Member of Audit Committee	£17,500 ($22,344)
Member of Compensation Committee	£15,500 ($19,790)
Member of Corporate Governance Committee	£12,000 ($15,322)
Member of Nominations Committee	£1,500 ($1,915 per meeting, subject to an annual cap of £10,000 ($12,768))[1]
Committee Chairman	Two times membership fee
Travel fee (per meeting)
Intercontinental travel	£3,500 ($4,469)
Continental travel	£1,500 ($1,915)

Notes:

1.	No fees are payable to the Chair of the Nominations Committee while the individual in that role is also an Executive Director

Remuneration paid in respect of the year to 31 December 2020

Single Figure of Remuneration for the period – Audited

The table below shows the aggregate emoluments earned by the Executive Directors of the Company who served at any point in 2020 for the years ended 31 December 2020 and 31 December 2019. The emoluments shown for 2020 have been converted to USD at the Group’s average rate for year to 31 December 2020 of GBP1:USD1.2838. Those for 2019 were converted at the rate of GBP1:USD1.2768 in accordance with the 2019 U.K. Annual Report. Numbers given in Euros in any part of the Directors Remuneration Report are converted to USD at the Group’s rate of €1:USD1.142 and to GBP at the Group’s rate of €1:GBP0.8897.

Marco Levi was appointed as CEO in January 2020. He did not serve during - and therefore received no remuneration in respect of - the year ended 31 December 2019.

Executive	Salary[1] (USD 000s)		Benefits [2] (USD 000s)		Pension [3] (USD 000s)		Annual Bonus [4] (USD 000s)		Long-term incentives [5] (USD 000s)		Total (USD 000s)
Director	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Javier López Madrid	712	709	181	175	142	142	-	-	-	52	1,036	1,078
Marco Levi	670	-	31	-	134	-	-	-	-	-	834	-
Pedro Larrea Paguaga	19	606	5	200	4	121	-	-	-	39	28	966

(1)	No change in salary has been made year on year, any difference resulting in changes in the GBP: USD exchange rate.

(2)	For Javier López Madrid, benefits include an expatriate allowance of 20% of salary (£110,000 ($142,502) in 2020), and medical insurance and life assurance coverage as benefits.

(3)	For 2020 the pension for Javier López Madrid is 20% of base salary payable as a cash supplement.

(4)	No annual bonus was awarded in respect of 2019 and 2020 and no amounts were deferred into shares.

(5)	The performance period of the 2017 long-term incentive awards ended on 31 December 2019. As outlined below, the 2017 awards are expected to vest as to 38.80% in June 2020. The value shown in the table is an estimate using the average share price over the last three months of the financial year 2019 and includes the value of dividend equivalents. The performance period of the 2016 long-term incentive awards ended on 31 December 2018 and the awards vested as to 35.74% in December 2019. The value shown in the table reflects the share price as at the date of vesting and includes the value of dividend equivalents.

The table below shows the aggregate emoluments earned by the Non-Executive Directors of the Company who served at any time during 2020 for the years ended 31 December 2020 and 31 December 2019. The emoluments shown for 2020 have been converted to USD at the Group’s average yearly rate of GBP1:USD1.2838. Those for 2019 were converted at the rate of GBP1: USD1.2768 in accordance with the 2019 U.K. Annual Report.

	Fees ($’000)		Benefits ($’000)[1]		Total ($’000)
Non-Executive Directors	2020	2019	2020	2019	2020	2019
José María Alapont[2]	209.9	215.4	5.7	9.6	215.7	224.9
Donald G Barger Jr	68.7	130.8	4.5	26.8	73.2	157.7
Bruce L Crockett	145.2	131.5	4.5	31.3	149.6	162.8
Stuart E Eizenstat	119.8	106.6	4.5	17.9	124.3	124.5
Manuel Garrido y Ruano	105.3	104.7	1.9	13.4	107.2	118.1
Greger Hamilton[3]	62.6	161.1	-	1.9	62.6	162.9
Javier Monzón[4]	-	36.2	-	3.8	-	39.9
Pierre Vareille[5]	-	48.9	-	5.7	-	54.6
Juan Villar Mir de Fuentes	89.9	89.4	-	7.6	89.9	97.0
Marta Amusategui	62.1	-	-	-	62.1	-

(1)	Benefits comprise travel allowances.

(2)	José María Alapont was appointed as Senior Independent Director and Chairman of the Corporate Governance Committee in January 2019. He undertook additional duties in 2019 as a designated director of the Board for which he was paid additional fees totaling £9,139 in 2020 ($11,669).

(3)	Greger Hamilton undertook additional duties in 2019 as a designated director of the Board for which he was paid additional fees totaling £9,139 in 2020 ($11,669).

(4)	Javier Monzon resigned from the Board on 13 May 2019 and his fees and benefits for 2019 reflect the period to the date of his resignation.

(5)	Pierre Vareille resigned from the Board on 14 May 2019 and his fees and benefits for 2019 reflect the period to the date of his resignation.

Annual bonus for the financial year to 31 December 2020 for the Executive Directors – audited

The target annual bonus opportunity for each of the Executive Directors was 100% of salary, with a maximum opportunity of 150%, and the performance measures for 2020 for each are detailed in the tables below.

Performance in respect of the performance metrics for 2020 is detailed in the table below.

Performance targets and performance for the Executive Directors in 2020 were:

Measure	Weighting (target % of award)	Threshold performance (0% of target paid)	Target performance (100% of target paid)	Stretch performance (150% of target paid)	Actual Performance	Bonus outcome (as a percentage of target)
Adjusted EBITDA	50%	$24.9 million	$31.1 million	$57.5 million	$32.5 million	28%
Net cash-flow[1]	50%	$23.4 million	$ 27.5 million	$50.9 million	$30.7 million	60%

1.	Net cash flow is calculated as the difference between prior year and current year ending cash of $123.2m and $131.6m respectively adjusting for cash held in the SPV ($38.8m in 2019), cash released in the refinancing ($16.5m in 2020) and FX differences.

Long term incentive awards for the financial year ended 31 December 2020 – Audited

Awards vesting/ performance period ending in financial year 2020

The performance period of the 2018 LTIP awards ended on 31 December 2020. 60% of each award was determined by Ferroglobe’s Total Shareholder Return (TSR) performance. 50% of the TSR part of the award was calculated relative to a bespoke group of peers, and the other 50% relative to the S&P Global 1200 Metals and Mining Index in line with the prior year's award. Vesting of the remaining 40% of each award related to the Company’s return on invested capital (ROIC) over the performance period as compared with the bespoke comparator group of the Company’s peers and the Company’s net operating profit after tax (NOPAT) growth as compared to the same bespoke comparator group of the Company's peers. Vesting of these awards was calculated as follows:

	Weighting	Threshold (0%)	Target (100%)	Maximum (200%)	Actual	Vesting %
Total shareholder return relative to a bespoke group[1]	30%	Less than median (50th percentile)	50th percentile	90th percentile	Below lowest ranked	0%
TSR relative to the S&P 1200 Metals and Mining Index[2]	30%	Less than Index TSR	Equal to Index TSR	Equal to Index TSR + 25 percentage points	--93.1%	0%
Relative return on invested capital ("ROIC")[3]	20%	Below percentile 25 (1.15%)	Median (2.24%)	Percentile 75 (3.33%) and above	-2.66%	0%
Relative net operating profit after tax ("NOPAT") growth[3]	20%	Below percentile 25 (-99.3%)	Median (-88.6%)	Percentile 75 (-74.9%) and above	-73.5%	200%
Weighted average (max 200%)						40%

1 Between the 50th and 75th percentile, proportionate vesting of between target (100%) and 150% of target. Between 75th percentile and 90th percentile, proportionate vesting of between 150% and 200% of target

2 Equal to Index TSR + 15 percentage points, vesting of 150% of target. Straight line vesting between Index TSR and Index TSR +15 percentage points and between Index TSR+15 percentage points and Index TSR +25 percentage points

3 Percentile 25, vesting of 50% of target

As a result, the following awards are expected to vest in the normal course in 2021:

	Type of award	Grant date	Vesting date	Number of shares awarded	Percentage of target award vesting (0% - 200%)	Number of shares to vest [1]	Estimated value to of award to vest (USD)[2]
Javier López Madrid	LTIP Nil-cost option	21 March 2018	21 March 2021	113,121	40%	45,248	52,487
Pedro Larrea Paguaga[3]	LTIP Nil-cost option	21 March 2018	21 March 2021	84,187	40%	33,674	39,062

1	The number of shares shown excludes dividend equivalents to be awarded in the form of shares.

2.	The value shown in the table is an estimate using the average share price over the last three months of the financial year and includes dividend equivalents.

3.	Pedro Larrea Paguaga is a ‘good leaver’ under the rules of the Equity Incentive Plan.

Deferred share bonus awards granted in financial year 2020

Under the terms of the Company’s annual bonus plan, where the annual bonus payable in any year exceeds 100% of the relevant Executive’s salary, the bonus is divided into 100% of salary paid in cash and the balance deferred into shares for a period of three years. As no annual bonuses were awarded or paid in respect of the financial year ended 31 December 2019, no amounts were deferrable into shares and no deferred share bonus plan awards were granted in 2020.

Long-term incentive awards granted in financial year 2020

On 16 December 2020 Javier López Madrid and Marco Levi were granted long-term incentive awards as set out in the table below.

	Type of award[1]	Basis of award (at max)[2]	Share value at grant	Number of shares at max	Face value of shares at max[3]	Performance period[4]
Javier López Madrid	Nil-cost option	200% of salary of $712,250	$1.05	1,355,915	$1,423,711	4 years to 31 December 2024
Marco Levi	Nil-cost option	200% of salary of $670,000	$1.05	1,279,544	$1,343,521	4 years to 31 December 2024

1.	No price is normally payable on the exercise of the nil-cost option although the Company reserves the right to require the payment of the nominal cost of the shares as a condition of exercise if required to enable the issue or transfer of the shares.

2.	Converted at GBP1:USD1.35 and EUR1:USD1.22, being the exchange rate on the date of grant.

3.	The value shown in this column has been calculated by multiplying the number of shares that would vest at max by the share value at grant.

4.	See below for details of the performance conditions applicable to the awards.

Vesting of 40% of the award was determined by reference to the average closing prices for the last 15 trading days of the year, with $1.05 representing the minimum with 0% of the component vesting, $1.75 representing 50% vesting and $2.45 representing 100% vesting, with straight-line analysis between such points. The final value for the share price component was $1.62.

Vesting of 30% of the award was determined by reference to adjusted EBITDA, with $24.9 million representing the minimum with 0% of the component vesting, $31.1 million representing 15% vesting and $60.6 million representing 100% vesting, with straight line analysis between such points. The final performance value was $32.5 million.

Vesting of 30% of the award was determined by reference to net cash flow, with $23.4 million representing the minimum with 0% of the component vesting, $27.5 million representing 15% vesting and $50.9 million representing 100% vesting. The final performance value was $10.6 million.

The awards vest four years from the date of grant, or 16 December 2024, and are subject to confirmation and modification by the Compensation Committee.

Directors’ shareholding and share interests – Audited

The table below sets out the number of shares held or potentially held by directors (including their connected persons where relevant) as at 31 December 2020.

Director	Beneficially owned shares	Number of shares under long term incentive awards without performance conditions[1]	Number of shares under long term incentive awards with performance conditions[2]	Target shareholding guideline (as a % of salary or average gross annual fees as applicable)	Percentage of Executive Director’s salary held as shares as at 31 December 2020[3]
Javier López Madrid	66,797	22,829	725,178	200%	15%
Marco Levi	-	-	255,479	200%
José María Alapont	15,000	-	-	-
Bruce L. Crockett	6,000	2,527	-	200%
Stuart E. Eizenstat	56,632	-	-	200%
Manuel Garrido y Ruano	870	-	-	200%
Marta de Mausategui y Vergara	78,220	-	-	200%
Juan Villar Mir de Fuentes	-	-	-	200%

1.	See page 50 for details.

2.	At target vesting. See page 51 for details.

3.	Measured by reference to beneficially owned shares only and using the closing share price at 16 December 2020 of $1.610 and the annual salaries of the Executive Directors in USD as disclosed in this U.K. Annual Report and Accounts.

4.	Including 24,497 shares awarded under the Equity Incentive Plan in 2016 which vested on 5 December 2019. See page 52 for details.

5.	Including 18,231 shares awarded under the Equity Incentive Plan in 2016 which vested on 5 December 2019. See page 52 for details.

The Directors’ outstanding share awards as at 31 December 2020 were as detailed below:

Director	Award type	Grant date	Outstanding[1]	Subject to performance conditions[2]	Exercisable as of 31 December 2020	Exercised during the year to 31 December 2020	Future vesting	Vesting date
Javier López Madrid	LTIP Nil cost option	01.06.17	154,703	Yes	Yes	-	60,0252	01.06.20
	LTIP Nil cost option	21.03.18	113,121	Yes		-	113,121	21.03.21
	Deferred Bonus Award: Nil cost option	14.06.18	22,829	No	-	-	22,829	14.06.21
	LTIP Nil cost option	14.03.19	342,239	Yes	-	-	342,239	14.03.21
	LTIP Nil cost option	16.12.20	1,355,915	Yes	-	-	1,355,915	16.12.24

Marco Levi	LTIP Nil cost option	16.12.20	1,343,521	Yes	-	-	1,343,521	16.12.24

Pedro Larrea Paguaga[4]	LTIP Nil cost option	01.06.17	115,134	Yes	Yes		44,6722	01.06.20
	LTIP Nil cost option	21.03.18	84,187	Yes	-	-	84,187	21.03.21
	Deferred Share Bonus Award	14.06.18	19,538	No	-	-	19,538	14.06.18
	LTIP Nil cost option	14.03.19	254,679	Yes	-	-	254,679	14.03.21

Donald G. Barger[3]	SAR	Various	2,303	No	Yes	-	-	-
	RSU/C	Various	23,741	No	Yes	-	-	-

Bruce L. Crockett[3]	NQ	Various	25,000	No	Yes	-
	RSU/C	Various	2,527	No	Yes	-	-	-
	SAR	Various	2,303	No	Yes	-	-	-

Stuart E. Eizenstat[3]	SAR	Various	2,303	No	Yes	-	-	-

1.	Deferred share bonus awards at target granted to the Executive Directors only. Vested awards are shown without dividend equivalents consistent with prior year disclosures.

2.	Subject to performance conditions and continued employment in the case of awards to the Executive Directors. See page 48 for performance conditions applicable to the awards granted in 2019. As outlined earlier in this ARR, the 2017 awards vested at 38.80% of target on 1 June 2020.

3.	These incentive awards are legacy awards which the Company is authorised to honour following shareholder approval of the Policy in June 2019.

4.	Certain of Pedro Larrea’s awards expired 12 months following his departure from the Company, pursuant to the terms of the Plan.

Total pension entitlements – Audited

Details of the value of pension contributions are provided in the Pensions column of the Single Figure of Remuneration table. Pension contributions are by way of a cash allowance or contribution to a 401(k) plan. There are therefore no specified retirement ages to disclose or consequences of early retirement.

Executive Chairman remuneration table

	2020[1]	2019[2]	2018[3]	2017[4]	2016[5]
	Javier López Madrid	Javier López Madrid	Javier López Madrid	Javier López Madrid	Alan Kestenbaum
Executive Chairman’s remuneration[6]	$1,036,390	$1,078,784	$1,336,250	$2,106,244	$1,870,120
Annual variable pay (including as a % of maximum)[7]	$0 (0)%	$0 (0)%	$0 (0)%	$935,423 (65.5)%	$738,886 (17.5)%
LTIP awards where vesting is determined by performance in the relevant year[8]	-	19.40%	17.87%	N/A	N/A

1	At the exchange rate of 1 GBP: 1.2838 USD used in the FY20 Report

2	At the exchange rate of 1 GBP: 1.2772 USD used in the FY19 Report

3	At the exchange rate of 1 GBP: 1.3356 USD used in the FY18 Report

4	At the exchange rate of 1 GBP: 1.2886 USD used in the FY17 Report.

5	At the exchange rate of 1 GBP: 1.3507 USD used in the FY16 Report.

6	Remuneration comprises total remuneration as shown in the single figure table in the ARA for 2019, in the 2018 U.K. Annual Report and Accounts for 2018, in the 2017 U.K. Annual Report and Accounts for 2017 and the 2016 U.K. Annual Report and Accounts for 2016 and 2015. Remuneration reported for 2015 is for the period from consummation of the BCA on 24 December 2015 to 31 December 2015.

7	Annual variable pay is the bonus amounts in respect of 2019 and 2018 shown in the single figure table on page 47 and, for each of those years, the percentage of maximum award it represents. Figures elsewhere in this report show bonus as a percentage of target.

8	The number of shares subject to long term incentive awards where final vesting is determined by reference to performance ending in the year under review is shown as a percentage of maximum opportunity. No long-term incentive awards awarded to the relevant Executive Chairman vested in 2017, 2016 or 2015, save for those vesting on Alan Kestenbaum’s leaving the Company on 31 December 2016.

Percentage increase or reduction in the remuneration of the Executive Chairman

The following table shows the percentage change in 2020 in the Executive Chairman’s pay1 compared with 2019 and the average percentage change in the same period in amounts paid to European employees of the Group as a whole. European employees have been chosen as an appropriate group against which to make the comparison as our Executive Chairman as at 31 December 2019 was based in Europe.

Executive Chairman’s pay[1]	CEO	Average employee pay
2019 to 2020	2019 to 2020	2019 to 2020
4.9%	0%	0%

1	The components of pay for these purposes includes salary, taxable benefits and annual variable pay

2	Increase in Executive Chairman pay is entirily attributable to FOREX movement.

Relative importance of the spend on pay

The following table shows the Company’s actual spend on pay for all employees compared to distributions to shareholders in the financial year.

	1 January 2020 to 31 December 2020	1 January 2019 to 31 December 2019
Employee costs	$214,782,000	$285,029,000
Average number of employees	3,317	3,736
Distributions to shareholders	-	-

1.	Including the costs of employees employed in FerroAtlantica SAU, whose shares were sold by the Company in 2019, resulting in an adjustment to the staff costs to $338,862,000 for 2018.
2.	Including employees employed in FerroAtlantica SAU, as above.

External directorships during financial year 2020

Javier López Madrid

•	Chief Executive Officer of Grupo VM.

•	Non-Executive Chairman and investor of Siacapital S.L.

The Board was satisfied that under these arrangements the Executive Chairman had the necessary time to carry out his duties effectively during 20209.

Under the Policy, Executive Directors may retain fees paid for external director appointments. These appointments are subject to approval by the Board and must be compatible with their duties as Executive Directors.

Membership of the Committee

During the period from 1 January 2020 to 31 May 2020, the Committee comprised Donald G. Barger, Jr as chairman and members José María Alapont and Bruce L. Crockett. During the period from 31 May 2020 for 31 December 2020, the Committee comprises Messrs. Alapont and Crockett.

The Executive Chairman, Chief Executive Officer and other members of the management team may be invited to attend meetings to assist the Committee. Other Non-Executive Directors are normally invited to attend meetings to assist the Committee in its deliberations as appropriate. No Executive, however, is present during any decision making in relation to their own remuneration.

External advisors

Aon provides independent advice to the Committee and was appointed by the Committee in early 2016. The Committee seeks advice relating to Executive remuneration and Non-Executive Director remuneration and the wider senior management population from Aon. Aon also provided advice to management, to enable their support of the Committee, primarily in relation to remuneration reporting and the operation of incentive plans but does not provide any other services to the Company except for insurance broking services.

The Committee is satisfied that the advice received from Aon in relation to executive remuneration matters is objective and independent. Aon is a member of the UK Remuneration Consultants Group and abides by the Remuneration Consultants Group Code of Conduct, which requires its advice to be objective and impartial. The fees paid to Aon for advice provided directly to the Committee in 2020 were £33,827 ($43,298) (excluding VAT).

Statement of shareholder voting

The following table shows the results of the advisory vote on the 2020 Remuneration Report at the Annual General Meeting of 30 June 2020.

	For	% of votes cast	Against	% of votes cast	Withheld
Remuneration Report	120,813,490	91.80	10,722,388	8.15	61,724

Approval

This Directors’ Remuneration Report, including both the Policy and Annual Report on Remuneration has been approved by the Board.

Signed on behalf of the Board.

Acting Chairman of the Compensation Committee

4 June 2021

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF FERROGLOBE PLC

Report on the audit of the financial statements

1.	Opinion

In our opinion:

•	the financial statements of Ferroglobe plc (the ‘parent company’) and its subsidiaries (the ‘group’) give a true and fair view of the state of the group’s and of the parent company’s affairs as at 31 December 2020 and of the group’s loss for the year then ended;

•	the group financial statements have been properly prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 and International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB);

•	the parent company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice, including Financial Reporting Standard 101 “Reduced Disclosure Framework”; and

•	the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

We have audited the financial statements which comprise:

•	the consolidated income statement;

•	the consolidated statement of comprehensive income;

•	the consolidated and parent company statement of financial position;

•	the consolidated and parent company statements of changes in equity;

•	the consolidated cash flow statement;

•	the related notes 1 to 30 in respect of the group financial statements; and

•	the related notes 1 to 11 in respect of the parent company financial statements.

The financial reporting framework that has been applied in the preparation of the group financial statements is applicable law, international accounting standards in conformity with the requirements of the Companies Act 2006 and IFRSs as issued by the IASB. The financial reporting framework that has been applied in the preparation of the parent company financial statements is applicable law and United Kingdom Accounting Standards, including FRS 101 “Reduced Disclosure Framework” (United Kingdom Generally Accepted Accounting Practice).

2.	Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the auditor’s responsibilities for the audit of the financial statements section of our report.

We are independent of the group and the parent company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the Financial Reporting Council’s (the ‘FRC’s’) Ethical Standard as applied to listed entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

3.	Material uncertainty relating to going concern

We draw attention to Note 3.1 where the directors acknowledge that certain events and conditions relating to the uncertainty over the completion of the restructuring of the Senior Notes, the potential repayment of the outstanding balance of the Senior Notes should a change of control occur, and the difficulties in forecasting net cash flows in the current economic conditions because of the Covid-19 pandemic, together in aggregate give rise to a material uncertainty that raises substantial doubt about the group’s and parent company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

In auditing the financial statements, we have concluded that the directors’ use of the going concern basis of accounting in the preparation of the financial statements is appropriate.

Our evaluation of the directors’ assessment of the group’s and parent company’s ability to continue to adopt the going concern basis of accounting included the following:

•	We evaluated management’s future cash flow forecast, considering both the method adopted and the period covered by the forecast. We also considered the consistency of the forecast with other forecasts used for evaluating the recoverability of assets.

•	Our challenge of management’s forecasts included evaluating key assumptions by reference to external industry data where available: The key assumptions were determined to be sales price and production volumes, as well as the assumed savings from the Group’s strategic improvement plan. We performed a retrospective review of assumptions compared with current and past performance and evaluated the accuracy of prior year forecasts against current year performance.

•	We evaluated the sensitivity analysis performed by management, which included a ‘zero-cash’ sensitivity scenario, which was determined to be unlikely to materialise.

•	We considered the impact of subsequent events on the going concern assessment, including the status of the refinancing process and remaining steps to complete, evaluating the likelihood and impact of a change of control on the Group’s financial position, cash received post-year end as part of the refinancing, as well as considering post-year end operating performance.

•	We challenged management as to the appropriateness of disclosures made in the Annual Report and Accounts.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report.

4.	Summary of our audit approach

Key audit matters

The key audit matters that we identified in the current year were:

•    Going concern (see material uncertainty relating to going concern section);

•    Impairment of goodwill and property, plant and equipment (‘PP&E’) and carrying values of the parent company’s investments in its two subsidiaries.

Materiality	The materiality that we used for the group financial statements was $9.1m ($17.1m for 2019), determined by reference to revenue. The assessed materiality represents approximately 1% of revenue.
Scoping

As in the prior year, we focused our group audit scope primarily on the components in the following countries:

•   United States of America (‘USA’);

•   Spain;

•   France; and

•   Canada.

The components subject either to full scope audits or audits of specified balances represent 96% of the group’s revenue. FerroPem SAS in France, Grupo Ferroatlantica SAU in Spain and the parent company in the UK were all subject to full scope audit.

Lower materialities were applied to the procedures performed on components, ranging from $1.5m to $4.6m (2019: $3.4m to $10.3m).

Significant changes in our approach	Our audit approach is broadly consistent with the approach performed in the previous year. Last year our audit report included a key audit matter in relation to the accounting treatment of receivables in the securitisation program, which is no longer applicable as the securitization program ended in 2020.

5.	Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) that we identified. These matters included those which had the greatest effect on: the overall audit strategy, the allocation of resources in the audit; and directing the efforts of the engagement team.

These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. In addition to the matter described in the material uncertainty relating to going concern section, we have determined the matters described below to be the key audit matters to be communicated in our report.

5.1.	Impairment of goodwill and property, plant and equipment (‘PP&E’) and carrying values of the parent company’s investments in its two subsidiaries

Key audit matter description

As described in Notes 4.4, 7, 8 and 9 to the financial statements, the Company’s evaluation of goodwill and property, plant and equipment for impairment involves the comparison of their carrying amounts with their recoverable amount at the end of the reporting period, or more frequently if there are indicators that the assets might have become impaired.

The recoverable amount is the higher of the fair value and the value in use. If the asset itself does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount for the asset’s cash-generating unit (“CGU”).

The value in use is developed as the present value of the future cash flows that are expected to be derived from continuing use of the asset and from its ultimate disposal at the end of its useful life, discounted at a rate which reflects the time value of money and the risks specific to the business to which the asset belongs.

The CGUs assessed for impairment included goodwill in the US CGU and assets in the Group’s US, Canada, Europe and South Africa CGUs. The estimation of the recoverable value of individual CGUs requires significant judgment in developing and applying key underlying assumptions concerning future market conditions, trading performance (sale prices, volumes, cost structure and capital expenditure or “capex”), as well as application of appropriate discount rates (weighted average cost of capital or “WACC”) and other factors (such as long-term growth rate). These inputs are estimated based on management’s business plans, which are subject to change as business conditions change, and therefore, could affect the fair values in the future.

As of December 31, 2020, the book value of the above-mentioned CGUs was $584,493 thousand, including goodwill and property, plant and equipment. The US CGU is the only CGU with a carrying value attributable to goodwill of $29,702 thousand (2019: $29,702 thousand).

As mentioned in Note 7, during the year ended December 31, 2020 no impairment has been recorded related to goodwill (2019: $174,008 thousand). As noted in Note 9, impairments of property, plant and equipment totalled $71,929 thousand and related to assets valued at fair value (2019: $1,224 thousand).

The recoverable amount of the Group’s CGUs is also used to evaluate the parent company’s investments in subsidiaries, which principally represent the US & Canadian CGUs for Globe Specialty Metals Inc (“GSM”) and the European and South African CGUs for Grupo Ferroatlantica SAU (“GFAT”), and are therefore subject to same levels of judgement and estimation uncertainty. As such, the impairment of the parent company’s investments in subsidiaries is a key audit matter for our audit of its separate financial statements.

The carrying value of the parent company’s investment in its two subsidiaries, GSM and GFAT, as at 31 December 2020 is $631,274 thousand (2019: $610,534 thousand) as detailed in Note 3 to the parent company Financial Statements. As noted in Note 3 to the parent company financial statements, no impairment has been recorded during the current year (2019: $437,596 thousand).

We identified impairment of goodwill and property, plant and equipment and the investments in subsidiaries of the parent company as a key audit matter because of the significant judgment and level of estimation involved in determining the recoverable amount.

A high degree of auditor judgement and an increased extent of audit effort, including the involvement of appropriate specialist support, was required to challenge management’s impairment assessment, including our evaluation of key assumptions, forecasts of future cash flows, discount rates (WACC) and other factors (such as long-term growth rate).

How the scope of our audit responded to the key audit matter

Our audit procedures related to management’s assumptions and estimates in determining future cash flows (mainly sale prices, volumes, cost structure and capex), discount rates (WACC) and other factors (such as long-term growth rate) and included the following, among others:

• We assessed the design and tested the operating effectiveness of relevant controls over the development of the impairment assessment of long-lived assets;

• We considered the accuracy of past forecasts developed by management to assess the reliability of the forecasting process;

• We considered key assumptions applied in the development of the discounted future cashflows, including their consistency with the forecasts used in the assessment of the carrying value of the individual CGUs, as discussed above. We confirmed the cashflow forecasts were consistent with the most recent forecasts approved by the Board of Directors;

• We discussed and challenged management on key assumptions underlying the forecast including evaluation of management’s forecasts by reference to prior year and 2021 year to date results, current order book, comparison with the approved budget and changes in the regulatory environment;

• We evaluated the volumes and prices projected for the period 2022-2025 using independent sources of information (such as analyst and industry reports or price reports, when available) and considered information that could be potentially contradictory to management's forecasts;

• With the assistance of our fair value specialists, we evaluated the discount rates (WACC), the long-term growth rate and the underlying sources of information. Our fair value specialists also assisted in testing the mathematical accuracy of the calculations and developing a range of independent estimates and comparing those to management’s discount rates;

• We have evaluated the sensitivity analysis disclosed by the Company over the US CGU by comparing the results of the impairment test with significant changes and modifications to the underlying inputs such as the net cash flows, the discount rates (WACC) and the long-term growth rate; and

• In respect of the parent company, we assessed that the valuation determined in the impairment assessment for goodwill and property, plant and equipment (‘PP&E’) was appropriately allocated in the value in use calculations performed for the two investments held by the parent company.

Key observations

The deficiencies identified in internal controls over the assessment of impairment of goodwill and PPE assets related to instances of both ineffective controls and controls that were not designed over the assumptions and inputs used in the impairment evaluation. We re-evaluated the nature and extent of substantive audit procedures performed as a result of the deficiencies identified.

From our substantive audit procedures performed, including our evaluation of the methodology, valuation and accuracy of the impairment test performed, we are satisfied that the Group’s goodwill and PPE assets at 31 December 2020 are recoverable. Additionally, we are satisfied that the carrying value of the investments in subsidiaries at 31 December 2020 are recoverable.

6.	Our application of materiality

6.1.	Materiality

We define materiality as the magnitude of misstatement in the financial statements that makes it probable that the economic decisions of a reasonably knowledgeable person would be changed or influenced. We use materiality both in planning the scope of our audit work and in evaluating the results of our work.

Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

	Group financial statements	Parent company financial statements
Materiality	$9.1m (2019: $17.1m)	$6.4m (2019: $11.9m)
Basis for determining materiality	0.8% of Revenue (2019: 1%)	Total assets, capped at 70% of group materiality (2019:70%)
Rationale for the benchmark applied	Revenue is considered to be the most appropriate and stable benchmark as the Group was loss making in the current and prior years.	As the parent company is a non-trading entity, we considered it appropriate to use total assets for determining materiality.

6.2.	Performance materiality

We set performance materiality at a level lower than materiality to reduce the probability that, in aggregate, uncorrected and undetected misstatements exceed the materiality for the financial statements as a whole. Group performance materiality was set at $7.3m for the 2020 audit (2019: $11.9m) and parent company performance materiality was set at $5.1m (2019: $8.3m). In determining performance materiality, we considered the following factors:

a.	the decline in trading performance of the Group in the current year and resulting impact on financial statement materiality compared to the scale of the Group’s financial operations and the number of components remaining the same;

b.	the quality of the control environment and the control deficiencies identified;

c.	the nature, volume and size of misstatements (corrected and/or uncorrected) identified in the previous audit; and

d.	the complexity of financial reporting matters and one-off transactions.

6.3.	Error reporting threshold

We agreed with the Audit Committee that we would report to the Committee all audit differences in excess of $0.45m (2019: $0.85m), as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds. We also report to the Audit Committee on disclosure matters that we identified when assessing the overall presentation of the financial statements.

7.	An overview of the scope of our audit

7.1.	Identification and scoping of components

The group comprises three reportable segments (North America, Europe and South Africa) and the corporate business unit, with geographical CGUs reported within each.

Our audit scope was consistent with the prior year, with component audit teams in the following countries:

•	Spain;

•	United States of America (‘USA’);

•	France; and

•	Canada.

Full scope audits were performed on Grupo Ferroatlantica SAU by Deloitte Spain, FerroPem SAS by Deloitte France and by Deloitte UK for the parent company in the UK.

Specified audit procedures were performed on the Group’s businesses in USA by Deloitte US and Canada by Deloitte Canada.

Analytical review procedures were performed over the Group’s residual businesses and components by Deloitte Spain, with oversight performed by Deloitte UK.

The materialities applied to component audits ranged from $4.6 million to $1.5 million (2019: $10.2 million to $3.4 million).

7.2.	Working with other auditors

The UK group audit team worked on an integrated basis with Deloitte Spain, directing and overseeing audit work performed by component teams and that performed directly by Deloitte Spain.

The integrated UK and Spanish audit team planned, supervised and reviewed work performed by component auditors in France, USA and Canada. The level of direct involvement varied by location and included attendance to key meetings with local engagement teams, including audit closing meetings, and a detailed review of their reporting deliverables and underlying audit work documentation.

The coverage of our audit work across the group is shown below:

8.	Other information

The other information comprises the information included in the annual report, other than the financial statements and our auditor’s report thereon. The directors are responsible for the other information contained within the annual report.

Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in our report, we do not express any form of assurance conclusion thereon.

Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the course of the audit, or otherwise appears to be materially misstated.

If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether this gives rise to a material misstatement in the financial statements themselves. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in respect of these matters.

9.	Responsibilities of directors

As explained more fully in the directors’ responsibilities statement, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the group’s and the parent company’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or the parent company or to cease operations, or have no realistic alternative but to do so.

10.	Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of our responsibilities for the audit of the financial statements is located on the FRC’s website at: www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor’s report.

11.	Extent to which the audit was considered capable of detecting irregularities, including fraud

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud. The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below.

11.1.	Identifying and assessing potential risks related to irregularities

In identifying and assessing risks of material misstatement in respect of irregularities, including fraud and non-compliance with laws and regulations, we considered the following:

•	the nature of the industry and sector, control environment and business performance including the design of the group’s remuneration policies, key drivers for directors’ remuneration, bonus levels and performance targets;

•	results of our enquiries of management, internal audit, and the audit committee about their own identification and assessment of the risks of irregularities;

•	any matters we identified having obtained and reviewed the group’s documentation of their policies and procedures relating to:

o	identifying, evaluating and complying with laws and regulations and whether they were aware of any instances of non-compliance;

o	detecting and responding to the risks of fraud and whether they have knowledge of any actual, suspected or alleged fraud;

o	the internal controls established to mitigate risks of fraud or non-compliance with laws and regulations;

•	the matters discussed among the audit engagement team including component audit teams and relevant internal specialists, including tax, valuations and IT regarding how and where fraud might occur in the financial statements and any potential indicators of fraud.

As a result of these procedures, we considered the opportunities and incentives that may exist within the organisation for fraud and identified the greatest potential for fraud in the revenue recognition process at the end of the year. In common with all audits under ISAs (UK), we are also required to perform specific procedures to respond to the risk of management override.

We also obtained an understanding of the legal and regulatory frameworks that the group operates in, focusing on provisions of those laws and regulations that had a direct effect on the determination of material amounts and disclosures in the financial statements. The key laws and regulations we considered in this context included the UK Companies Act 2006 and and tax regulations applicable on the key jurisdictions where the group operates.

In addition, we considered provisions of other laws and regulations that do not have a direct effect on the financial statements but compliance with which may be fundamental to the group’s ability to operate or to avoid a material penalty. These included the group’s environmental regulations.

11.2.	Audit response to risks identified

As a result of performing the above, we did not identify any key audit matters related to the potential risk of fraud or non-compliance with laws and regulations.

Our procedures to respond to risks identified included the following:

•	reviewing the financial statement disclosures and testing to supporting documentation to assess compliance with provisions of relevant laws and regulations described as having a direct effect on the financial statements;

•	enquiring of management, the audit committee and in-house legal counsel concerning actual and potential litigation and claims;

•	performing analytical procedures to identify any unusual or unexpected relationships that may indicate risks of material misstatement due to fraud;

•	reading minutes of meetings of those charged with governance and reviewing internal audit reports;

•	in addressing the risk of fraud through management override of controls, testing the appropriateness of journal entries and other adjustments; assessing whether the judgements made in making accounting estimates are indicative of a potential bias; and evaluating the business rationale of any significant transactions that are unusual or outside the normal course of business; and

•	in addressing the risk of fraud in revenue recognition identified as a risk of cut-off, testing sales recorded in the last month of the year and in January 2021 by evaluating whether sales were recorded in the correct period in accordance with the agreed shipping terms.

We also communicated relevant identified laws and regulations and potential fraud risks to all engagement team members, including internal specialists, and component audit teams, and remained alert to any indications of fraud or non-compliance with laws and regulations throughout the audit.

Report on other legal and regulatory requirements

12.	Opinions on other matters prescribed by the Companies Act 2006

In our opinion the part of the directors’ remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006.

In our opinion, based on the work undertaken in the course of the audit:

•	the information given in the strategic report and the directors’ report for the financial year for which the financial statements are prepared is consistent with the financial statements; and

•	the strategic report and the directors’ report have been prepared in accordance with applicable legal requirements.

In the light of the knowledge and understanding of the group and the parent company and their environment obtained in the course of the audit, we have not identified any material misstatements in the strategic report or the directors’ report.

13.	Matters on which we are required to report by exception

13.1.	Adequacy of explanations received and accounting records

Under the Companies Act 2006 we are required to report to you if, in our opinion:

•	we have not received all the information and explanations we require for our audit; or

•	adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or

•	the parent company financial statements are not in agreement with the accounting records and returns.

We have nothing to report in respect of these matters.

13.2.	Directors’ remuneration

Under the Companies Act 2006 we are also required to report if in our opinion certain disclosures of directors’ remuneration have not been made or the part of the directors’ remuneration report to be audited is not in agreement with the accounting records and returns.

We have nothing to report in respect of these matters.

14.	Use of our report

This report is made solely to the company’s members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Nicola Barker, ACA (Senior statutory auditor)

For and on behalf of Deloitte LLP

Statutory Auditor

London, UK

4 June 2021

FERROGLOBE PLC

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements as of December 31, 2020 and 2019 and for each of the three years ended December 31, 2020, 2019 and 2018

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2020 AND 2019

Thousands of U.S. Dollars

		2020	2019
	Notes	US$'000	US$'000
ASSETS
Non-current assets
Goodwill	Note 7	29,702	29,702
Other intangible assets	Note 8	20,756	51,267
Property, plant and equipment	Note 9	620,034	740,906
Other non-current financial assets	Note 10	5,057	2,618
Deferred tax assets	Note 22	—	59,551
Non-current receivables from related parties	Note 23	2,454	2,247
Other non-current assets	Note 12	11,904	1,597
Non-current restricted cash and cash equivalents	Note 10	—	28,323
Total non-current assets		689,907	916,211
Current assets
Inventories	Note 11	246,549	354,121
Trade and other receivables	Note 10	242,262	309,064
Current receivables from related parties	Note 23	3,076	2,955
Current income tax assets	Note 22	12,072	27,930
Other current financial assets	Note 10	1,008	5,544
Other current assets	Note 12	20,714	23,676
Current restricted cash and cash equivalents	Note 10	28,843	—
Cash and cash equivalents	Note 10	102,714	94,852
Total current assets		657,238	818,142
Total assets		1,347,145	1,734,353
EQUITY AND LIABILITIES
Equity
Share capital		1,784	1,784
Reserves		696,774	975,358
Translation differences		(206,759)	(210,152)
Valuation adjustments		5,755	(2,169)
Result attributable to the Parent		(246,339)	(280,601)
Non-controlling interests		114,504	118,077
Total equity	Note 13	365,719	602,297
Non-current liabilities
Deferred income		620	1,253
Provisions	Note 15	108,487	84,852
Bank borrowings	Note 16	5,277	144,388
Lease liabilities	Note 17	13,994	16,972
Debt instruments	Note 18	346,620	344,014
Other financial liabilities	Note 19	29,094	43,157
Other non-current liabilities	Note 21	16,767	25,906
Deferred tax liabilities	Note 22	27,781	74,057
Total non-current liabilities		548,640	734,599
Current liabilities
Provisions	Note 15	55,296	46,091
Bank borrowings	Note 16	102,330	14,611
Lease liabilities	Note 17	8,542	8,900
Debt instruments	Note 18	10,888	10,937
Other financial liabilities	Note 19	34,802	23,382
Payables to related parties	Note 23	3,196	4,830
Trade and other payables	Note 20	149,201	189,229
Current income tax liabilities	Note 22	2,538	3,048
Other current liabilities	Note 21	65,993	96,429
Total current liabilities		432,786	397,457
Total equity and liabilities		1,347,145	1,734,353

Notes 1 to 30 are an integral part of the consolidated financial statements

The financial statements were approved by the board of directors and authorised for issue on June 4 2021.

Signed on its behalf by:

Dr. Marco Levi

Director

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT FOR 2020, 2019 AND 2018

Thousands of U.S. Dollars

		2020	2019	2018(*)
	Notes	US$'000	US$'000	US$'000
Sales	Note 25.1	1,144,434	1,615,222	2,242,002
Cost of sales		(835,486)	(1,214,397)	(1,446,677)
Other operating income		33,627	54,213	45,844
Staff costs	Note 25.2	(214,782)	(285,029)	(338,862)
Other operating expense		(132,059)	(225,705)	(277,560)
Depreciation and amortization charges, operating allowances and write-downs	Note 25.3	(108,189)	(120,194)	(113,837)
Impairment losses	Note 25.5	(73,344)	(175,899)	(58,919)
Net (loss) gain due to changes in the value of assets	Note 25.5	158	(1,574)	(7,623)
(Loss) gain on disposal of non-current assets	Note 25.6	1,292	(2,223)	14,564
Bargain purchase gain	Note 5	—	—	40,142
Other losses		(1)	—	—
Operating (loss) profit		(184,350)	(355,586)	99,074
Finance income	Note 25.4	177	1,380	4,858
Finance costs	Note 25.4	(66,968)	(63,225)	(57,066)
Financial derivative gain (loss)	Note 19	3,168	2,729	2,838
Exchange differences		25,553	2,884	(14,136)
(Loss) profit before tax		(222,420)	(411,818)	35,568
Income tax benefit (expense)	Note 22	(21,939)	41,541	(20,459)
(Loss) profit for the year from continuing operations		(244,359)	(370,277)	15,109
(Loss) profit for the year from discontinued operations	Note 29	(5,399)	84,637	9,464
(Loss) profit for the year		(249,758)	(285,640)	24,573
Loss attributable to non-controlling interests	Note 13	3,419	5,039	19,088
(Loss) profit attributable to the Parent		(246,339)	(280,601)	43,661

Earnings per share
		2020	2019	2018(*)
(Loss) profit attributable to the Parent (US$'000)		(246,339)	(280,601)	43,661
Weighted average basic shares outstanding		169,269,281	169,152,905	171,406,272
Basic (loss) earnings per ordinary share (US$)	Note 14	(1.46)	(1.66)	0.25
Weighted average basic shares outstanding		169,269,281	169,152,905	171,406,272
Effect of dilutive securities		—	—	123,340
Weighted average dilutive shares outstanding		169,269,281	169,152,905	171,529,612
Diluted (loss) earnings per ordinary share (US$)	Note 14	(1.46)	(1.66)	0.25

(*) The amounts for prior periods have been restated to reclassify the results of the Company´s Spanish hydroelectric assets within profit (loss) from discontinued operations (see Note 29).

Notes 1 to 30 are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS) FOR 2020, 2019 AND 2018
Thousands of U.S. Dollars

	2020	2019	2018(*)
	US$'000	US$'000	US$'000
Net (loss) profit	(249,758)	(285,640)	24,573

Items that will not be reclassified subsequently to income or loss:
Defined benefit obligation	3,630	(1,859)	3,568
Tax effect	(45)	—	(296)
Total income and expense that will not be reclassified subsequently to income or los	3,585	(1,859)	3,272

Items that may be reclassified subsequently to income or loss:
Arising from cash flow hedges	(3,752)	9,663	10,006
Translation differences	3,239	(8,698)	(45,435)
Tax effect	—	—	—
Total income and expense that may be reclassified subsequently to income or loss	(513)	965	(35,429)

Items that have been reclassified to income or loss in the period:
Arising from cash flow hedges	8,091	2,390	(7,228)
Tax effect	—	(805)	(190)
Total transfers to income or loss	8,091	1,585	(7,418)

Other comprehensive income (loss) for the year, net of income tax	11,163	691	(39,575)

Total comprehensive (loss) income for the year	(238,595)	(284,949)	(15,002)

Attributable to the Parent	(235,022)	(281,097)	4,976
Attributable to non-controlling interests	(3,573)	(3,852)	(19,978)

(*) The amounts for prior periods have been restated to reclassify the results of the Company´s Spanish hydroelectric assets within profit (loss) from discontinued operations (see Note 29).

Notes 1 to 30 are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR 2020, 2019 AND 2018
Thousands of U.S. Dollars

	Total Amounts Attributable to Owners
	Issued	Share		Translation	Valuation	Result for	Non-controlling
	Shares	Capital	Reserves	Differences	Adjustments	the Year	Interests	Total
	(Thousands)	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at January 1, 2018	171,977	1,796	996,380	(164,675)	(16,799)	(678)	121,734	937,758
Comprehensive income (loss) for 2018	—	—	—	(44,276)	5,591	43,661	(19,978)	(15,002)
Issue of share capital	40	—	240	—	—	—	—	240
Cash settlement of equity awards	—	—	(680)	—	—	—	—	(680)
Share-based compensation	—	—	2,798	—	—	—	—	2,798
Distribution of 2017 loss	—	—	(678)	—	—	678	—	—
Dividends paid to joint venture partner	—	—	(20,642)	—	—	—	—	(20,642)
Own shares acquired	(1,153)	(12)	(20,088)	—	—	—	—	(20,100)
Increase of Parent's ownership interest in FerroAtlántica de Venezuela S.A.	—	—	(15,623)	1,585	(351)	—	14,389	—
Balance at December 31, 2018	170,864	1,784	941,707	(207,366)	(11,559)	43,661	116,145	884,372
Comprehensive (loss) income for 2019	—	—	—	(9,886)	9,390	(280,601)	(3,852)	(284,949)
Share-based compensation	—	—	4,879	—	—	—	—	4,879
Distribution of 2018 income	—	—	43,661	—	—	(43,661)	—	—
Dividends paid non-controlling interests	—	—	—	—	—	—	(97)	(97)
Acquisition of non-controlling interests in Ferrosolar OPCO Group SL. and Rocas Arcillas and Minerales, S.A.	—	—	(14,889)	7,100	—	—	5,881	(1,908)
Balance at December 31, 2019	170,864	1,784	975,358	(210,152)	(2,169)	(280,601)	118,077	602,297
Comprehensive (loss) income for 2020	—	—	—	3,393	7,924	(246,339)	(3,573)	(238,595)
Share-based compensation	—	—	2,017	—	—	—	—	2,017
Distribution of 2019 loss	—	—	(280,601)	—	—	280,601	—	—
Balance at December 31, 2020	170,864	1,784	696,774	(206,759)	5,755	(246,339)	114,504	365,719

Notes 1 to 30 are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS FOR 2020, 2019 AND 2018
Thousands of U.S. Dollars

	2020	2019*	2018*
	US$'000	US$'000	US$'000
Cash flows from operating activities:
(Loss) profit for the year	(249,758)	(285,640)	24,573
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Income tax expense (benefit)	21,939	(40,528)	24,235
Depreciation and amortization charges, operating allowances and write-downs	108,189	123,024	119,137
Finance income (loss)	(177)	2,140	(5,374)
Finance costs	66,968	66,139	62,022
Financial derivative gain (loss)	(3,168)	(2,729)	(2,838)
Exchange differences	(25,553)	(2,884)	14,136
Impairment losses	73,344	175,899	58,919
Bargain purchase gain	—	—	(40,142)
Loss (gain) on disposal of discontinued operations	5,399	(85,101)	—
Loss (gain) due to changes in the value of assets	(158)	1,574	7,623
(Gain) loss on disposal of non-current assets	(1,292)	2,223	(14,564)
Share-based compensation	2,017	4,879	2,798
Changes in operating assets and liabilities:
(Increase) decrease in inventories	114,585	91,531	(101,024)
(Increase) decrease in trade and other receivables	71,034	30,933	(25,807)
Increase (decrease) in trade and other payables	(55,405)	(63,187)	55,410
Other changes in operating assets and liabilities	14,473	(45,878)	(25,901)
Income tax paid	11,831	(3,589)	(36,408)
Net used cash provided by operating activities	154,268	(31,194)	116,795
Cash flows from investing activities:
Interest and finance income received	630	1,673	3,833
Payments due to investments:
Acquisition of subsidiaries	—	9,088	(20,379)
Other intangible assets	(2,654)	(184)	(3,313)
Property, plant and equipment	(30,257)	(32,445)	(106,136)
Other financial assets	—	(1,248)	—
Disposals:
Disposal of subsidiaries	—	176,590	20,533
Other non-current assets	341	8,668	12,734
Other	—	3,768	6,853
Net cash provided (used) by investing activities	(31,940)	165,910	(85,875)
Cash flows from financing activities:
Dividends paid	—	—	(20,642)
Payment for debt issuance costs	(4,540)	(15,117)	(4,905)
Repayment of hydro leases	—	(55,352)	—
Repayment of other financial liabilities	—	—	(33,096)
Increase (decrease) in bank borrowings:
Borrowings	177,593	245,629	252,200
Payments	(235,296)	(329,501)	(106,514)
Proceeds from stock option exercises	—	—	240
Amounts paid due to leases	(10,315)	(18,105)	—
Other amounts (paid) due to financing activities	(2,863)	(8,526)	(13,880)
Payments to acquire or redeem own shares	—	—	(20,100)
Interest paid	(37,912)	(43,033)	(43,018)
Net cash (used) provided by financing activities	(113,333)	(224,005)	10,285
Total net cash flows for the year	8,995	(89,289)	41,205
Beginning balance of cash and cash equivalents	123,175	216,647	184,472
Exchange differences on cash and cash equivalents in foreign currencies	(613)	(4,183)	(9,030)
Ending balance of cash and cash equivalents	131,557	123,175	216,647

* While in previous periods Ferroglobe presented interest paid as cash flows from operating activities, management deems interest paid as among activities that alter the borrowing structure of the Company and therefore most appropriately presented as among financing activities. This change allows for a fairer presentation of cash flow to users of the financial statements. Previous periods have been restated in order to show interest paid as net cash used in financing activities.

Notes 1 to 30 are an integral part of the consolidated financial statements

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2020, 2019 and 2018

(U.S. Dollars in thousands, except share and per share data)

1.    General information

Ferroglobe PLC and subsidiaries (the “Company” or “Ferroglobe”) is among the world’s largest producers of silicon metal and silicon-based alloys, important ingredients in a variety of industrial and consumer products. The Company’s customers include major silicone chemical, aluminum and steel manufacturers, auto companies and their suppliers, ductile iron foundries, manufacturers of photovoltaic solar cells and computer chips, and concrete producers. Additionally, the Company was operating hydroelectric plants (hereinafter “energy business”) in Spain until August 30, 2019 and is still operating in France.

Ferroglobe PLC (the “Parent Company” or “the Parent”) is a public limited company that was incorporated in the United Kingdom on February 5, 2015 (formerly named ‘Velonewco Limited’). The Parent’s registered office is 13 Chesterfield Street, London W1J 5JN (United Kingdom).

On December 23, 2015, Ferroglobe PLC consummated the acquisition (“Business Combination”) of Globe Specialty Metals, Inc. and subsidiaries (“GSM” or “Globe”) and Grupo FerroAtlántica, S.A.U. (“FerroAtlántica”).

Presentation of results of Spanish energy business for the prior years

As described in Note 29 of these financial statements, on June 2, 2019 the Company entered into an agreement with Kehlen Industries Management, S.L., a wholly-owned subsidiary of TSSP Adjacent Opportunities Partners, L.P., for the sale of the entire share capital of FerroAtlántica, S.A.U ("FAU"), the owner and operator of the Group's hydro-electric assets in Galicia, Spain (the “Spanish Hydro-electric Business”) and its smelting facility at Cee-Dumbria and effectively sold at August 30, 2019. The Spanish Hydroelectric Business was classified as disposal group held for sale and accounted for as a discontinued operation in the second quarter of 2019. Accordingly, the consolidated income statement for the prior years ended 2018 was restated to reclassify the results of the Company’s Spanish hydro-electric plants or assets within profit (loss) for the year from discontinued operations.

2.    Organization and Subsidiaries

Ferroglobe has a diversified production base consisting of production facilities across the North America, Europe, South America, South Africa and Asia.

The subsidiaries of Ferroglobe as of December 31, 2020, classified by business activity, were as follows:

	Percentage of Ownership
	Direct	Total	Line of Business	Registered
Alabama Sand and Gravel, Inc.	—	100.0	Electrometallurgy - North America	Delaware - USA
Alden Resources, LLC	—	100.0	Electrometallurgy - North America	Delaware - USA
Alden Sales Corporation, LLC	—	100.0	Electrometallurgy - North America	Delaware - USA
ARL Resources, LLC	—	100.0	Electrometallurgy - North America	Delaware - USA
ARL Services, LLC	—	100.0	Electrometallurgy - North America	Delaware - USA
Core Metals Group Holdings, LLC	—	100.0	Electrometallurgy - North America	Delaware - USA
Core Metals Group, LLC	—	100.0	Electrometallurgy - North America	Delaware - USA
ECPI, Inc.	—	100.0	Electrometallurgy - North America	Delaware - USA
Gatliff Services, LLC	—	100.0	Electrometallurgy - North America	Delaware - USA
Globe BG, LLC	—	100.0	Electrometallurgy - North America	Delaware - USA
GBG Financial LLC	—	100.0	Electrometallurgy - North America	Delaware - USA
GBG Holdings, LLC	—	100.0	Electrometallurgy - North America	Delaware - USA
Globe Metallurgical Inc.	—	100.0	Electrometallurgy - North America	Delaware - USA
Globe Metals Enterprises, Inc.	—	100.0	Electrometallurgy - North America	Delaware - USA
GSM Alloys I, Inc.	—	100.0	Electrometallurgy - North America	Delaware - USA
GSM Alloys II, Inc.	—	100.0	Electrometallurgy - North America	Delaware - USA
GSM Enterprises Holdings, Inc.	—	100.0	Electrometallurgy - North America	Delaware - USA
GSM Enterprises, LLC	—	100.0	Electrometallurgy - North America	Delaware - USA
GSM Sales, Inc.	—	100.0	Electrometallurgy - North America	Delaware - USA
Laurel Ford Resources, Inc.	—	100.0	Electrometallurgy - North America	Delaware - USA
LF Resources, Inc.	—	100.0	Electrometallurgy - North America	Delaware - USA
Metallurgical Process Materials, LLC	—	100.0	Electrometallurgy - North America	Delaware - USA
Norchem, Inc.	—	100.0	Electrometallurgy - North America	Florida - USA
QSIP Canada ULC	—	100.0	Electrometallurgy - North America	Canada
Quebec Silicon General Partner	—	51.0	Electrometallurgy - North America	Canada
Quebec Silicon Limited Partnership	—	51.0	Electrometallurgy - North America	Canada
Tennessee Alloys Company, LLC	—	100.0	Electrometallurgy - North America	Delaware - USA
West Virginia Alloys, Inc.	—	100.0	Electrometallurgy - North America	Delaware - USA
WVA Manufacturing, LLC	—	51.0	Electrometallurgy - North America	Delaware - USA
Cuarzos Industriales, S.A.U.	—	100.0	Electrometallurgy - Europe	A Coruña - Spain
Ferroatlántica del Cinca, S.L.	—	99.9	Electrometallurgy - Europe	Madrid - Spain
Ferroatlántica de Sabón, S.L.U.	—	100.0	Electrometallurgy - Europe	Madrid - Spain
Ferroatlántica de Boo, S.L.U.	—	100.0	Electrometallurgy - Europe	Madrid - Spain
Ferroatlántica Participaciones, S.L.U.	—	100.0	Electrometallurgy - Europe	Madrid - Spain
Ferroglobe Mangan Norge A.S.	—	100.0	Electrometallurgy - Europe	Norway
Ferroglobe Manganese France S.A.S.	—	100.0	Electrometallurgy - Europe	France
FerroPem, S.A.S.	—	100.0	Electrometallurgy - Europe	France
Ferrous Receivables DAC.	—	100.0	Electrometallurgy - Europe	Ireland
Grupo FerroAtlántica, S.A.U.	100	100.0	Electrometallurgy - Europe	Madrid - Spain
Grupo FerroAtlántica de Servicios, S.L.U.	—	100.0	Electrometallurgy - Europe	Madrid - Spain
Kintuck (France) S.A.S.	—	100.0	Electrometallurgy - Europe	France
Kintuck A.S.	—	100.0	Electrometallurgy - Europe	Norway
Rocas, Arcillas y Minerales, S.A.	—	100.0	Electrometallurgy - Europe	A Coruña - Spain
Rebone Mining (Pty.), Ltd.	—	74.0	Electrometallurgy - South Africa	Polokwane - South Africa
Silicon Smelters (Pty.), Ltd.	—	100.0	Electrometallurgy - South Africa	Polokwane - South Africa
Silicon Technology (Pty.), Ltd.	—	100.0	Electrometallurgy - South Africa	South Africa
Thaba Chueu Mining (Pty.), Ltd.	—	74.0	Electrometallurgy - South Africa	Polokwane - South Africa
Cuarzos Indus. de Venezuela (Cuarzoven), S.A.	—	100.0	Other segments	Venezuela
Emix, S.A.S.	—	100.0	Other segments	France
Ferroatlántica de México, S.A. de C.V.	—	100.0	Other segments	Nueva León - Mexico
Ferroatlántica de Venezuela (FerroVen), S.A.	—	99.9	Other segments	Venezuela
Ferroatlántica Deutschland, GmbH	—	100.0	Other segments	Germany
Ferroatlántica do Brasil Mineraçao Ltda.	—	70.0	Other segments	Brazil
Ferroatlántica I+D, S.L.U.	—	100.0	Other segments	Madrid - Spain
FerroAtlántica International Ltd.	—	100.0	Other segments	United Kingdom
Ferroglobe Services (UK) Ltd.	100	100.0	Other segments	United Kingdom
FerroManganese Mauritania S.A.R.L.	—	90.0	Other segments	Mauritania
Ferroquartz Holdings, Ltd. (Hong Kong)	—	100.0	Other segments	Hong Kong
FerroQuartz Mauritania S.A.R.L.	—	90.0	Other segments	Mauritania
Ferrosolar OPCO Group S.L.	—	100.0	Other segments	Spain
Ferrosolar R&D S.L.	—	50.0	Other segments	Spain
FerroTambao, S.A.R.L.	—	90.0	Other segments	Burkina Faso
Globe Argentina Holdco, LLC	—	100.0	Other segments	Delaware - USA
Globe Metales S.R.L.	—	100.0	Other segments	Argentina
Globe Specialty Metals, Inc.	100	100.0	Other segments	Delaware - USA
GSM Financial, Inc.	—	100.0	Other segments	Delaware - USA
GSM Netherlands, B.V.	—	100.0	Other segments	Netherlands
Hidroelectricité de Saint Beron, S.A.S.	—	100.0	Other segments	France
Mangshi FerroAtlántica Mining Industry Service Company Limited	—	100.0	Other segments	Mangshi, Dehong -Yunnan -China
Mangshi Sinice Silicon Industry Company Limited	—	100.0	Other segments	Mangshi, Dehong -Yunnan -China
Ningxia Yonvey Coal Industrial Co., Ltd.	—	98.0	Other segments	China
Photosil Industries, S.A.S.	—	100.0	Other segments	France
Silicio Ferrosolar, S.L.U.	—	100.0	Other segments	Spain
Solsil, Inc.	—	92.4	Other segments	Delaware - USA
Ultracore Energy S.A.	—	100.0	Other segments	Argentina

Subsidiaries are all companies over which Ferroglobe has control.

Control is achieved when the Company:

•	has power over the investee;

•	is exposed, or has rights, to variable returns from its involvement with the investee; and

•	has the ability to use its power over the investee to affect the amount of the investor’s returns.

The Company has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including:

•	the total voting rights held by the Company relative to the size and dispersion of holdings of the other vote holders;

•	potential voting rights held by the Company, other vote holders or other parties;

•	rights arising from other contractual arrangements; and

•	any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time these decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary.

The Company uses the acquisition method to account for the acquisition of subsidiaries. According to this method, the consideration transferred for the acquisition of a subsidiary corresponds to the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Company. The consideration transferred also includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Any contingent consideration transferred by the Company is recognized at fair value at the date of acquisition. Subsequent changes in the fair value of the contingent consideration classified as an asset or a liability are recognized in accordance with IAS 39 either in the income statement or in the statement of comprehensive (loss) income. The costs related to the acquisition are recognized as expenses in the years incurred. The identifiable assets acquired and the liabilities and contingent liabilities assumed in a business combination are initially recognized at their fair value at the date of acquisition. The Company recognizes any non-controlling interest in the acquiree at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.

Profit or loss for the period and each component of other comprehensive (loss) income are attributed to the owners of the Company and to the non-controlling interests. The Company attributes total comprehensive (loss) income to the owners of the Company and to the non-controlling interests even if the profit or loss of the non-controlling interests gives rise to a balance receivable.

All assets and liabilities, equity, income, expenses and cash flows relating to transactions between subsidiaries are eliminated in full in consolidation.

3.    Basis of presentation and basis of consolidation

3.1 Basis of presentation

These consolidated financial statements have been issued in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in conformity with the requirements of the Companies Act 2006.

The consolidated financial statements have been authorized for issuance on April 30, 2021.

All accounting policies and measurement bases with effect on the consolidated financial statements were applied in their preparation.

The consolidated financial statements were prepared on a historical cost basis, with the exceptions disclosed in the notes to the consolidated financial statements, where applicable, and in those situations where IFRS requires that financial assets and financial liabilities are valued at fair value.

The accompanying consolidated financial statements for the year ended December 31, 2020 have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business. In connection with the preparation of our consolidated financial statements, we conducted an evaluation as to whether there were conditions and events, considered in the aggregate, which raised substantial doubt as to the entity’s ability to continue as a going concern within one year after the date of the issuance of our consolidated financial statements. As of December 31, 2020, as reflected in our consolidated financial statements, the Company had cash and cash equivalents of $131.6 million, of which $28.8 million was restricted. The Company had an operating loss of $184.4 million and a net loss of $249.8 million for the year ended December 31, 2020.

Our business has historically been subject to fluctuations in the prices of our products and the market demand for them, caused by general and regional economic cycles, raw material and energy price fluctuations, competition and other factors. Throughout 2019 and the first half of 2020, we experienced a significant decline in prevailing prices of our products, which adversely affected our results. The timing, magnitude and duration of these cycles and the resulting price fluctuations are difficult to predict.

In early 2020, the outbreak of coronavirus disease (“COVID-19”) in China spread to other areas, including locations where the Company conducts business. As a result of this pandemic and the strict confinement and other public health measures taken around the world, the demand of our products in the second and third quarters of 2020 was reduced significantly compared with the first and fourth quarters of the year. During the fourth quarter of 2020, demand level for our products increased to levels similar to those prior to the outbreak. In first quarter of 2021, demand for our products has increased even further than in the fourth quarter of 2020. However, COVID-19 has negatively impacted, and will in the future negatively impact to an extent we are unable to predict, our revenues.

The main source of finance for the Company are the Senior Notes (the “Notes”) amounting $350,000 thousand due March 1, 2022. As discussed in Note 27, the Indenture governing the Notes includes provisions which, in the event of a change of control, would require the Company to offer to redeem the outstanding Notes at a cash purchase price equal to 101% of the principal amount of the Notes, plus any accrued and unpaid interest. GVM currently owns approximately 54% of the Company’s voting stock, and a significant majority of GVM’s shares in the Company are pledged as collateral for GVM’s obligations to certain of its lenders. A change of control may occur if a person other than a Permitted Holder (as defined in Note 27) were to acquire 35% or more of the Company’s outstanding shares at a time when the Permitted Holders held an equal or lesser percentage. While GVM maintains its current shareholding, a change of control cannot occur. Based on the provisions cited above, a change of control as defined in the Indenture is unlikely to occur but the matter it is beyond the Company’s control. If a change of control were to occur, the company may not have sufficient financial resources available to satisfy all of its obligations.

In April 2021, the company has obtained the agreement in principle of 95.92% (by value) of the noteholders to restructure the Notes and extend their maturity to December 2025. The transaction will be carried out through an exchange offer and covenant strip. Although 95.92% of the noteholders have contractually agreed to support the transaction, there can nonetheless be no assurance that the proposed restructuring will be completed.

In addition to the extension and new terms agreed on the Notes, the company entered into a Lock-Up Agreement with members of an “Ad Hoc-Group”, being existing note holders representing in aggregate approximately 60% of the Notes, to issue additional $60m Notes and with Tyrus Capital (“Tyrus”) as backstop provider in respect of a $40 million equity raise forming part of the transaction.

The parties to the Lock-Up Agreement have agreed that the Reissued Notes and the $60m Notes will contain change of control definitions with significant exceptions compared with that contained in the indenture for the current Notes. Under the revised change of control definitions, no change of control shall occur or be deemed to occur by reason of, among other matters, any enforcement or exercise of remedies under the Pledge or any disposal by GVM of the GVM shares for the purpose of repaying GVM’s debt to Tyrus. There can be no assurance that the proposed restructuring will be completed.

There are a number of steps that need to be implemented before the three transactions (which are all inter-conditional) above can be completed, including the agreement of full form documents, the finalization of the related structuring and tax analysis, the formal public issuance, exchange and offer processes and the payment of fees. While all relevant parties to enable the transactions to complete are contractually bound to act in good faith in negotiating the relevant agreements and taking necessary steps to complete the transactions those obligations are subject to the detailed terms of the Lock Up Agreement and customary qualifications and termination rights, and there can be no certainty that the transactions will complete. Such termination rights include (but are not limited to) automatic termination on September 28, 2021 (the Long-Stop Date), material non-compliance with the terms of the Lock-Up Agreement by certain parties; and the failure to achieve certain milestones by the agreed specified dates.

Should the restructuring of the Notes not fully completed as intended, the company may not have sufficient financial resources available to satisfy all of its obligations.

Management acknowledges that the events and conditions described above, relating to the uncertainty over the completion of the restructuring of the Notes, the potential repayment of the outstanding balance of the Notes should a change of control occur, and the difficulties in forecasting net cash flows in the current economic conditions because of the Covid-19 pandemic, together in aggregate give rise to a material uncertainty that may cast substantial doubt on the ability of the Company to continue as a going concern for a period of twelve months following the date our consolidated financial statements are issued. Notwithstanding the material uncertainty described above, management believes that the Group has adequate resources and considers it likely that the exchange of the Notes and additional capital will be completed, that will allow the Group to continue in operational existence for the foreseeable future. The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as going concern.

3.2 International financial reporting standards

Application of new accounting standards

New and amended standards and interpretations adopted by the Company

No new standards effective on January 1, 2020 have a material impact on the consolidated financial statements. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

New and amended standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for the reporting period ended December 31, 2020 and have not been early adopted by the Company. Standards, interpretations and amendments published by the IASB that will be effective for periods beginning on or after January 1, 2021:

•	IFRS 17 Insurance Contracts (issued on 18 May 2017); including Amendments to IFRS 17 (issued on 25 June 2020)

•	Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current and Classification of Liabilities as Current or Non-current - Deferral of Effective Date (issued on 23 January 2020 and 15 July 2020 respectively)

•	Amendments to;

IFRS 3 Business Combinations;

IAS 16 Property, Plant and Equipment;

IAS 37 Provisions, Contingent Liabilities and Contingent Assets; and

Annual Improvements 2018-2020

•	Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies (issued on 12 February 2021)

•	Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates (issued on 12 February 2021)

•	Amendments to IFRS 16 Leases: Covid-19-Related Rent Concessions beyond 30 June 2021(issued on 31 March 2021)

•	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform – Phase 2 (issued on 27 August 2020)

•	Amendments to IFRS 4 Insurance Contracts – deferral of IFRS19 (issued on 25 June 2020)

None of these standards or interpretations that are not yet effective are expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

3.3 Currency

The Parent’s functional currency is the Euro. The functional currencies of subsidiaries are determined by the primary economic environment in which each subsidiary operates.

The reporting currency of the Company is U.S. Dollars and as such the accompanying results and financial position have been translated pursuant to the provisions indicated in IAS 21.

All differences arising from the aforementioned translation are recognized in equity under “Translation differences.”

Upon the disposal of a foreign operation, the translation differences relating to that operation deferred as a separate component of consolidated equity are recognized in the consolidated income statement when the gain or loss on disposal is recognized.

3.4 Responsibility for the information and use of estimates

The information in these consolidated financial statements is the responsibility of Ferroglobe’s Management.

Certain assumptions and estimates were made by management in the preparation of these consolidated financial statements, including:

•	The impairment losses on goodwill, see Note 7;

•	the assumptions taken over forecast recovery in trading activity and cash liquidity management that mitigates any substantial doubt as to the Company’s ability to continue as a going concern, see Note 3.1;

•	the useful life of property, plant and equipment and intangible assets, see Note 9;

•	The fair value valuation of the plants, impairment losses on property, plant and equipment and intangible assets, determined by value in use or by fair value less cost of disposal methods, see Note 9;

•	the fair value of certain unquoted financial assets, see Note 10;

•	the fair value of financial instruments, see Note 28;

•	the fair value of acquired assets and liabilities as a result of the business combinations, see Note 5;

•	the assumptions used in the actuarial calculation of pension liabilities, see Note 15;

•	the discount rate used to calculate the present value of certain collection rights and payment obligations, see Note 15;

•	provisions for contingencies and environmental liabilities, see Note 24;

The Company based its estimates and judgments on historical experience, known or expected trends and other factors that are believed to be reasonable under the circumstances. Actual results may differ materially from these estimates. Changes in accounting estimates are applied in accordance with IAS 8.

At the date of preparation of these consolidated financial statements no events had taken place that might constitute a significant source of uncertainty regarding the accounting effect that such events might have in future reporting periods.

3.5 Critical accounting judgements and key sources of estimation uncertainty

In the application of the Company's accounting policies, the directors are required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgements in applying the Company's accounting policies

The following are the critical judgements, apart from those involving estimations (which are dealt with separately below), that the directors have made in the process of applying the Company's accounting policies and that have the most significant effect on the amounts recognized in financial statements.

Impairment of assets

The Company reviews the carrying value of assets on a periodic basis, and whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable.

Such circumstances or events could include: a pattern of losses involving the asset; a decline in the market value for the asset; and an adverse change in the business or market in which the asset is involved. Determining whether an impairment has occurred typically requires various estimates and assumptions, including determining which cash flows are directly related to the potentially impaired asset, the useful life over which cash flows will occur, their amount and the asset’s residual value, if any. Estimates of future cash flows and the selection of appropriate discount rates relating to particular assets or groups of assets involve the exercise of a significant amount of judgement.

Cash flow projections are based on the Company’s five year internal forecasts, the results. Estimates of selling prices and direct costs are based on past experience, expectations of future changes in the market and historic trends. Sensitivities are disclosed in Note 7 of the Consolidated Financial Statements

Key sources of estimation of uncertainty

The key assumptions concerning the future, and other key sources of estimating uncertainty at the reporting period that may have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year, are discussed below.

Allowances against the carrying value of investment in subsidiaries

Investments in subsidiaries and associates are stated at cost less, where appropriate, provisions for impairment. The recoverable amounts of individual investments in subsidiaries are determined from value in use calculations with a discounted cash flow model being used to calculate this amount. The key assumptions for the value in use calculation are those regarding the discount rate, growth rate, and cash flows.

Cash flow projections are based on the Company’s five year internal forecasts, the results. Estimates of selling prices and direct costs are based on past experience, expectations of future changes in the market and historic trends. Sensitivities are disclosed in Note 7 of the Consolidated Financial Statements.

3.6 Basis of consolidation

The financial statements of the subsidiaries are fully consolidated with those of the Parent. Accordingly, intercompany balances and transactions, including income, expenses and dividends, are eliminated in the consolidated financial statements. Gains and losses resulting from intercompany transactions are also eliminated.

Non-controlling interests are presented in “Equity – Non-controlling interests” in the consolidated statement of financial position, separately from the consolidated equity attributable to the Parent. The share of non-controlling interests in the profit or loss for the year is presented under “Loss attributable to non-controlling interests” in the consolidated income statement.

When necessary, adjustments are made to the financial statements of subsidiaries to align the accounting policies used to the accounting policies of the Company.

4.    Accounting policies

The principal IFRS accounting policies applied in preparing these consolidated financial statements were in effect at the date of preparation are described below.

4.1 Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Company’s interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition.

Any excess of the cost of the investments in the consolidated companies over the corresponding underlying carrying amounts acquired, adjusted at the date of first-time consolidation, is allocated as follows:

1.	If it is attributable to specific assets and liabilities of the companies acquired, increasing the value of the assets (or reducing the value of the liabilities) whose market values were higher (lower) than the carrying amounts at which they had been recognized in their balance sheets and whose accounting treatment was similar to that of the same assets (liabilities) of the Company amortization, accrual, etc.

2.	If it is attributable to specific intangible assets, recognizing it explicitly in the consolidated statement of financial position provided that the fair value at the date of acquisition can be measured reliably.

3.	The remaining amount is recognized as goodwill, which is allocated to one or more specific cash-generating units.

Goodwill is only recognized when it has been acquired for consideration and represents, therefore, a payment made by the acquirer for future economic benefits from assets of the acquired company that are not capable of being individually identified and separately recognized.

On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the gain or loss on disposal.

4.2 Other intangible assets

Other intangible assets are assets without physical substance which can be individually identified either because they are separable or because they arise as a result of a legal or contractual right or of a legal transaction or were developed by the consolidated companies. Only intangible assets whose value can be measured reliably and from which the Company expects to obtain future economic benefits are recognized in the consolidated statement of financial position.

Intangible assets are recognized initially at acquisition cost. The aforementioned cost is amortized systematically over each asset’s useful life. At each reporting date, these assets are measured at acquisition cost less accumulated amortization and any accumulated impairment losses, if any. The Company reviews amortization periods and amortization methods for finite-lived intangible assets at the end of each fiscal year.

The Company’s main intangible assets are as follows:

Development expenditures

Development expenditures are capitalized if they meet the requirements of identifiability, reliability in cost measurement and high probability that the assets created will generate economic benefits. Developmental expenditures are amortized on a straight-line basis over the useful lives of the assets, which are between four and ten years.

Expenditures on research activities are recognized as expenses in the years in which they are incurred.

Power supply agreements

Power supply agreements are amortized on a straight-line basis over the term in which the agreement is effective.

Rights of use

Rights of use granted are amortized on a straight-line basis over the term in which the right of use was granted from the date it is considered that use commenced. Rights of use are generally amortized over a period ranging from 10 to 20 years.

Computer software

Computer software includes the costs incurred in acquiring or developing computer software, including the related installation. Computer software is amortized on a straight-line basis over two to five years.

Computer system maintenance costs are recognized as expenses in the years in which they are incurred.

Other intangible assets

Other intangible assets include:

•	Supply agreements which are amortized in accordance with their estimated useful lives (see Note 8).

•	CO2 emissions allowances (“rights held emit greenhouse gasses”) which are not amortized, but rather are expensed when used (see Note 4.21).

4.3 Property, plant and equipment

Cost

Property, plant and equipment for our own use are initially recognized at acquisition or production cost and are subsequently measured at acquisition or production cost less accumulated depreciation and any accumulated impairment losses.

When the construction and start-up of non-current assets require a substantial period of time, the borrowing costs incurred over that period are capitalized. In 2020, 2019 and 2018 no material borrowing cost were capitalized.

The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized. Repair, upkeep and maintenance expenses are recognized in the consolidated income statement for the year in which they are incurred.

Mineral reserves are recorded at fair value at the date of acquisition. Depletion of mineral reserves is computed using the units-of-production method utilizing only proven and probable reserves (as adjusted for recoverability factors) in the depletion base.

Property, plant and equipment in the course of construction are transferred to property, plant and equipment in use at the end of the related development period.

Depreciation

The Company depreciates property, plant and equipment using the straight-line method at annual rates based on the following years of estimated useful life:

Years of
Estimated
Useful
Life
Properties for own use	25-50
Plant and machinery	8-20
Tools	12.5-15
Furniture and fixtures	10-15
Computer hardware	4-8
Transport equipment	10-15

Land included within property, plant and equipment is considered to be an asset with an indefinite useful life and, as such, is not depreciated, but rather it is tested for impairment annually. The Company reviews residual value, useful lives, and the depreciation method for property, plant and equipment annually.

Environment

The costs arising from the activities aimed at protecting and improving the environment are accounted for as an expense for the year in which they are incurred. When they represent additions to property, plant and equipment aimed at minimizing the environmental impact and protecting and enhancing the environment, they are capitalized to non-current assets.

4.4 Impairment of property, plant and equipment, intangible assets and goodwill

In order to ascertain whether its assets have become impaired, the Company compares their carrying amount with their recoverable amount; goodwill - the CGU been tested for impairment annually, and whenever there is an indication of impairment and property, pant and equipment and other - whenever there is an indication of impairment. Where the asset itself does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of:

•	Fair value less costs of disposal: the price that would be agreed upon by two independent parties, less estimated costs to sell, and

•	Value in use: the present value of the future cash flows that are expected to be derived from continuing use of the asset and from its ultimate disposal at the end of its useful life, discounted at a rate which reflects the time value of money and the risks specific to the business to which the asset belongs.

If the recoverable amount of an asset (or cash-generating unit) is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount, and an impairment loss is recognized as an expense under “Impairment losses” in the consolidated income statement.

Where an impairment loss subsequently reverses (not permitted in the case of goodwill), the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized as “Other income” in the consolidated income statement.

The basis for depreciation is the carrying amount of the assets, deemed to be the acquisition cost less any accumulated impairment losses.

4.5 Financial instruments

Financial assets and financial liabilities are recognized in the Company’s statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

The Company has elected to apply the limited exemption in IFRS 9 relating to classification, measurement and impairment requirements for financial instruments, and accordingly comparative periods have not been restated and remain in line with the previous standard IAS 39 “Financial Instruments: Recognition and Measurement.”

Financial assets

From January 1, 2018, the Company classifies its financial assets into the following categories: those to be measured subsequently at fair value (either through other comprehensive income or through profit or loss) and those to be measured at amortized cost. The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

Financial assets measured at amortized cost

Financial assets are classified as measured at amortized cost when they are held in a business model whose objective is to collect contractual cash flows and the contractual terms of the financial asset give rise on specific dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Such assets are carried at amortized cost using the effective interest method if the time value of money is significant. Gains and losses are recognized in profit or loss when the assets are derecognized or impaired and when interest is recognized using the effective interest method. This category of financial assets includes trade receivables, receivables from related parties and cash and cash equivalents.

Financial assets measured at fair value through other comprehensive income

Debt instruments are classified as measured at fair value through other comprehensive income when they are held in a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets, and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. All movements in the fair value of these financial assets are taken through other comprehensive income, except for the recognition of impairment gains or losses, interest income calculated using the effective interest method and foreign exchange gains and losses. When the financial asset is derecognized, the cumulative fair value gain or loss previously recognized in other comprehensive income is reclassified to the income statement.

Equity instruments are classified as measured at fair value through other comprehensive income if, on initial recognition, the Company makes an irrevocable election to designate the instrument as at fair value through other comprehensive income. The election is made on an instrument-by-instrument basis and is not permitted if the equity investment is held for trading. Fair value gains or losses on revaluation of such equity investments are recognized in other comprehensive income and accumulated in the valuation adjustments reserve. When the equity investment is derecognized, there is no reclassification of fair value gains or losses previously recognized in other comprehensive income to the income statement. Dividends are recognized in the income statement when the right to receive payment is established.

Financial assets measured at fair value through profit or loss

Financial assets are classified as measured at fair value through profit or loss when the asset does not meet the criteria to be measured at amortized cost or at fair value through other comprehensive income. Such assets are carried on the balance sheet at fair value with gains or losses recognized in the income statement. This category includes loans associated with the Company’s accounts receivable securitization program and certain equity investments in listed companies.

Derecognition of financial assets

The Company derecognizes a financial asset when:

-	the rights to receive cash flows from the asset have expired; or

-	the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

If the Company retains substantially all of the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

Impairment of financial assets

The expected credit loss model is applied for recognition and measurement of impairments in financial assets measured at amortized cost and debt instruments held at fair value through other comprehensive income. The loss allowance for the financial asset is measured at an amount equal to the 12-month expected credit losses. If the credit risk on the financial asset has increased significantly since initial recognition, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses. Changes in loss allowances are recognized in profit and loss. For trade receivables, a simplified impairment approach is applied recognizing expected lifetime losses from initial recognition. For this purpose, the Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Company writes off a financial asset when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, e.g. when the debtor has been placed under liquidation or has entered into bankruptcy proceedings, or in the case of trade receivables, when the amounts are over two years past due, whichever occurs sooner. Financial assets written off may still be subject to enforcement activities under the Company’s recovery procedures, considering legal advice where appropriate. Any recoveries made are recognized in profit or loss.

Financial liabilities

The subsequent measurement of financial liabilities depends on their classification, as described below:

Financial liabilities measured at fair value through profit or loss

Financial liabilities that meet the definition of held for trading are classified as measured at fair value through profit or loss. Such liabilities are carried on the balance sheet at fair value with gains or losses recognized in the income statement. This category includes contingent consideration and derivatives, other than those designated as hedging instruments in an effective hedge.

Derivatives designated as hedging instruments in an effective hedge

These derivatives are carried on the balance sheet at fair value. The treatment of gains and losses arising from revaluation is described below in the accounting policy for derivative financial instruments and hedging activities.

Financial liabilities measured at amortized cost

This is the category most relevant to the Company and comprises all other financial liabilities, including bank borrowings, debt instruments, financial loans from government agencies, payables to related parties and trade and other payables.

After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. Amortized cost is calculated by considering any issue costs and any discount or premium on settlement.

Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss. When the Company exchanges with the existing lender one debt instrument into another one with substantially different terms, such exchange is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly, the Company accounts for substantial modification of terms of an existing liability or part of it as an extinguishment of the original financial liability and the recognition of a new liability. It is assumed that the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective rate is at least 10 per cent different from the discounted present value of the remaining cash flows of the original financial liability. If the modification is not substantial, the difference between the carrying amount of the liability before the modification and the present value of the cash flows after modification are recognized in profit or loss as a modification gain or loss.

4.6 Derivative financial instruments and hedging activities

In order to mitigate the economic effects of exchange rate and interest rate fluctuations to which it is exposed as a result of its business activities, the Company uses derivative financial instruments, such as cross currency swaps and interest rate swaps.

The Company’s derivative financial instruments are set out in Note 19 to these consolidated financial statements and the Company’s financial risk management policies are set out in Note 27.

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition of profit or loss depends on the nature of the hedge relationship. The gain or loss recognized in respect of derivatives that are not designated and effective as a hedging instrument is recognized in the consolidated income statement in the line item financial derivative gain (loss).

A derivative with a positive fair value is recognized as a financial asset within the line item other financial assets whereas a derivative with a negative fair value is recognized as a financial liability within the line item other financial liabilities. A derivative is presented as a non-current asset or non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realized or settled within 12 months.

Hedge accounting

The Company designates certain derivatives as cash flow hedges. For further details, see Note 19 of the consolidated financial statements.

At the inception of the hedge relationship, the Company documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking the hedge transaction. Furthermore, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to any ineffective portion is recognized immediately in profit or loss and is included in the financial derivative gain (loss) line item.

Amounts previously recognized in other comprehensive income and accumulated in equity in the valuation adjustments reserve are reclassified to profit or loss in the periods when the hedged item is recognized in profit or loss, in the same line of the income statement as the recognized hedged item.

Hedge accounting is discontinued when the Company revokes the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income at that time is accumulated in equity and is recognized when the forecast transaction is ultimately recognized in profit or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

4.7 Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: in the principal market for the asset or liability; or in the absence of a principal market, in the most advantageous market for the asset or liability.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

•	Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

•	Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For those assets and liabilities measured at fair value at the balance sheet date, further information on fair value measurement is provided in Note 28.

4.8 Inventories

Inventories comprise assets (goods) which:

•	Are held for sale in the ordinary course of business (finished goods); or

•	Are in the process of production for such sale (work in progress); or

•	Will be consumed in the production process or in the rendering of services (raw materials and spare parts).

Inventories are stated at the lower of acquisition or production cost and net realizable value. The cost of each inventory item is generally calculated as follows:

•	Raw materials, spare parts and other consumables and replacement parts: the lower of weighted average acquisition cost and net realizable value.

•	Work in progress, finished goods and semi-finished goods: the lower of production cost (which includes the cost of materials, labor costs, direct and indirect manufacturing expenses) or net realizable value in the market.

Obsolete, defective or slow-moving inventories have been reduced to net realizable value.

Net realizable value is the estimated selling price less all the estimated costs of selling and distribution.

The amount of any write-down of inventories (as a result of damage, obsolescence or decrease in the selling price) to their net realizable value and all losses of inventories are recognized as expenses in the year in which the write-down or loss occurs. Any subsequent reversals are recognized as income in the year in which they arise.

The consumption of inventories is recognized as an expense in “Cost of sales” in the consolidated income statement in the period in which the revenue from their sale is recognized.

4.9 Biological assets

The Company recognizes biological assets when:

•	It controls the asset as a result of past events;

•	It is probable that future economic benefits associated with the asset will flow to the entity; and

•	The fair value or cost of the asset can be measured reliably.

Biological assets are measured at fair value less estimated costs to sell.

The gains or losses arising on the initial recognition of a biological asset at fair value less costs to sell are included in the consolidated income statement for the period in which they arise.

4.10 Cash and cash equivalents

The Company classifies under “Cash and cash equivalents” any liquid financial assets, such as for example cash on hand and at banks, deposits and liquid investments, that can be converted into cash within three months and are subject to an insignificant risk of changes in value.

4.11 Restricted cash and cash equivalents

The Company classifies under “restricted cash and cash equivalents” any liquid financial assets, which meet the definition of cash and cash equivalents but the use is resticted by financial agreements.

4.12 Provisions and contingencies

When preparing the consolidated financial statements, the Parent’s directors made a distinction between:

•	Provisions: present obligations, either legal, contractual, constructive or assumed by the Company, arising from past events, the settlement of which is expected to give rise to an outflow of economic benefits the amount or timing of which are uncertain; and

•	Contingent liabilities: possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Company, or present obligations arising from past events the amount of which cannot be estimated reliably or whose settlement is not likely to give rise to an outflow of economic benefits.

•	Contingent assets: possible assets that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity.

The consolidated financial statements include all the material provisions with respect to which it is considered that it is probable that the obligation will have to be settled. Contingent liabilities are not recognized in the consolidated financial statements, but rather are disclosed, as required by IAS 37 (see Note 24).

Provisions are classified as current or non-current based on the estimated period of time in which the obligations covered by them will have to be met. They are recognized when the liability or obligation giving rise to the indemnity or payment arises, to the extent that its amount can be estimated reliably.

“Provisions” includes the provisions for pension and similar obligations assumed; provisions for contingencies and charges, such as for example those of an environmental nature and those arising from litigation in progress or from outstanding indemnity payments or obligations, and collateral and other similar guarantees provided by the Company; and provisions for medium- and long- term employee incentives.

Contingent assets are not recognized, but are disclosed where an inflow of economic benefits is probable. If it has become virtually certain that an inflow of economic benefits will arise, the asset and the related income are recognized in the financial statements in the period in which the change occurs.

Defined contribution plans

Certain employees have defined contribution plans which conform to the Spanish Pension Plans and Funds Law. The main features of these plans are as follows:

•	They are mixed plans covering the benefits for retirement, disability and death of the participants.

•	The sponsor undertakes to make monthly contributions of certain percentages of current employees’ salaries to external pension funds.

The annual cost of these plans is recognized under Staff costs in the consolidated income statement.

Defined benefit plans

IAS 19, Employee Benefits requires defined benefit plans to be accounted for:

•	Using actuarial techniques to make a reliable estimate of the amount of benefits that employees have earned in return for their service in the current and prior periods.

•	Discounting those benefits in order to determine the present value of the obligation.

•	Determining the fair value of any plan assets.

•	Determining the total amount of actuarial gains and losses and the amount of those actuarial gains and losses that must be recognized.

The amount recognized as a benefit liability arising from a defined benefit plan is the total net sum of:

•	The present value of the obligations.

•	Minus the fair value of plan assets (if any) out of which the obligations are to be settled directly.

The Company recognizes provisions for these benefits as the related rights vest and on the basis of actuarial studies. These amounts are recognized under “Provisions” in the consolidated statement of financial position, on the basis of their expected due payment dates. All plan assets are separately held from the rest of the Company’s assets.

Environmental provisions

Provisions for environmental obligations are estimated by analyzing each case separately and observing the relevant legal provisions. The best possible estimate is made on the basis of the information available and a provision is recognized provided that the aforementioned information suggests that it is probable that the loss or expense will arise and it can be estimated in a sufficiently reliable manner.

The balance of provisions and disclosures disclosed in Notes 15 and 24 reflects management’s best estimation of the potential exposure as of the date of preparation of these financial statements.

4.13 Leases

As a lease, the Company assesses if a contract is or contains a lease at inception of the contract. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a lease liability at the commencement date.

The lease liability is initially measured at the present value of the minimum future lease payments, discounted using the interest rate implicit in the lease, or, if not readily determinable, the incremental borrowing rate. Lease payments include fixed payments, variable payments, as well as any extension or purchase options, if the Company is reasonably certain to exercise these options. The lease liability is subsequently measured at amortized cost using the effective interest method and remeasured with a corresponding adjustment to the related right-of-use asset when there is a change in future lease payments.

The right-of-use asset comprises, at inception, the initial lease liability, any initial direct costs and, when applicable, the obligations to refurbish the asset, less any incentives granted by the lessors. The right-of-use asset is subsequently depreciated, on a straight-line basis, over the lease term or, if the lease transfers the ownership of the underlying asset to the Company at the end of the lease term or, if the cost of the right-of-use asset reflects that the lessee will exercise a purchase option, over the estimated useful life of the underlying asset. Right-of-use assets are also subject to testing for impairment if there is an indicator for impairment.

Variable lease payments not included in the measurement of the lease liabilities are expensed to the consolidated statement of operations in the period in which the events or conditions which trigger those payments occur.

In the statement of financial position, right-of-use assets and lease liabilities are classified, respectively, as part of property, plant and equipment and current and non-current lease liabilities.

4.14 Current assets and liabilities

In general, assets and liabilities are classified as current or non-current based on the Company’s operating cycle. However, in view of the diverse nature of the activities carried on by the Company, in which the duration of the operating cycle differs from one activity to the next, in general assets and liabilities expected to be settled or fall due within twelve months from the end of the reporting period are classified as current items and those which fall due or will be settled within more than twelve months are classified as non-current items.

4.15 Income taxes

Income tax expense represents the sum of current tax and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case the related tax is recognized in other comprehensive income or directly in equity.

The current income tax expense is based on domestic and international statutory income tax rates in the tax jurisdictions where the Company operates related to taxable profit for the period. The taxable profit differs from net profit as reported in the income statement because it is determined in accordance with the rules established by the applicable taxation authorities which includes temporary differences, permanent differences, and available credits and incentives.

The Company’s deferred tax assets and liabilities are provided on temporary differences at the balance sheet date between financial reporting and the tax basis of assets and liabilities, then applying enacted tax rates expected to be in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized for deductible temporary differences, carry-forward of unused tax credits and losses, to the extent that it is probable, that taxable profit will be available against which the deductible temporary difference and carryforwards of unused tax credits and losses can be utilized. The deferred tax assets and liabilities that have been recognized are reassessed at the end of each closing period in order to ascertain whether they still exist, and adjustments are made on the basis of the findings of the analyses performed.

Income tax payable is the result of applying the applicable tax rate in force to each tax-paying entity, in accordance with the tax laws in force in the country in which the entity is registered. Additionally, tax deductions and credits are available to certain entities, primarily relating to inter-company trades and tax treaties between various countries to prevent double taxation.

Income tax expense is recognized in the consolidated income statement, except to the extent that it arises from a transaction which is recognized directly to “consolidated equity”, in which case the tax is recognized directly to “consolidated equity.”

Deferred tax assets and liabilities are offset only when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority or either the same taxable entity or different taxable entities where there is an intention to settle the current tax assets and liabilities on a net basis or to realize the assets and settle the liabilities simultaneously.

4.16 Foreign currency transactions

Foreign currency transactions are initially recognized in the functional currency of the subsidiary by applying the exchange rates prevailing at the date of the transaction.

Subsequently, at each reporting date, monetary assets and liabilities denominated in foreign currencies are translated to do dollars at the rates prevailing on that date.

Any exchange differences arising on settlement or translation at the closing rates of monetary items are recognized in the consolidated income statement for the year.

Note 4.6 details the Company’s accounting policies for derivative financial instruments. Also, Note 27 to these consolidated financial statements details the financial risk policies of Ferroglobe.

4.17 Revenue recognition

The Company recognizes sales revenue related to the transfer of promised goods or services when control of the goods or services passes to the customer. The amount of revenue recognized reflects the consideration to which the Company is or expects to be entitled in exchange for those goods or services.

In the Company’s electrometallurgy business, revenue is principally generated from the sale of goods, including silicon metal and silicon- and manganese-based specialty alloys. The Company mainly satisfies its performance obligations at a point in time; the amounts of revenue recognized relating to performance obligations satisfied over time are not significant. The point in time at which control is transferred to the buyer is determined based on the agreed delivery terms, which follow Incoterms 2020 issued by International Chamber of Commerce.

In most instances, control passes and sales revenue is recognized when the product is delivered to the vessel or vehicle on which it will be transported, the destination port or the customer’s premises. There may be circumstances when judgment is required based on the five indicators of control below.

•	The customer has the significant risks and rewards of ownership and has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the goods or service.

•	The customer has a present obligation to pay in accordance with the terms of the sales contract.

•	The customer has accepted the asset. Sales revenue may be subject to adjustment if the product specification does not conform to the terms specified in the sales contract, but this does not impact the passing of control. Specification adjustments have been immaterial historically.

•	The customer has legal title to the asset. The Company may retain legal title until payment is received but this is for credit risk purposes only.

•	The customer has physical possession of the asset. This indicator may be less important as the customer may obtain control of an asset prior to obtaining physical possession, which may be the case for goods in transit.

Where the Company sells on ‘C’ terms (e.g., CIF, CIP, CFR and CPT), the Company is responsible (acts as principal) for providing shipping services and, in some instances, insurance after the date at which control of goods passes to the customer at the loading point. The Company therefore has separate performance obligations for freight and insurance services that are provided solely to facilitate sale of the commodities it produces. Revenue attributable to freight and insurance services is not usually material.

Where the Company sells on ‘D’ terms (e.g., DDP, DAP and DAT), the Company arranges and pays for the carriage and retains the risk of the goods until delivery at an agreed destination, where ownership and control is transferred.

Where the Company sells on ‘F’ terms (e.g., FCA and FOB), the customer arranges and pays for the main transportation. Risk and control are transferred to the customer when the goods are handed to the carrier engaged by the customer.

The Company’s products are sold to customers under contracts which vary in tenure and pricing mechanisms. The majority of pricing terms are either fixed or index-based for monthly, quarterly or annual periods, with a smaller proportion of volumes being sold on the spot market.

Within each sales contract, each unit of product shipped is a separate performance obligation. Revenue is generally recognized at the contracted price as this reflects the stand-alone selling price. Sales revenue excludes any applicable sales taxes.

Physical exchanges with counterparties in the same line of business in order to facilitate sales to customers are reported net, as are sales and purchases made with a common counterparty, as part of an arrangement similar to a physical exchange.

Revenue from the energy business is based on the power generated and put on the market at regulated prices and is recognized when the energy produced is transferred to the power network.

Interest income is recognized as the interest accrues using the effective interest rate, the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset.

Dividend income from investments is recognized when the shareholders’ right to receive the payment is established.

4.18 Expense recognition

Expenses are recognized on an accrual basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

An expense is recognized in the consolidated income statement when there is a decrease in the future economic benefits related to a reduction of an asset, or an increase in a liability, which can be measured reliably. This means that an expense is recognized simultaneously with the recognition of the increase in a liability or the reduction of an asset. Additionally, an expense is recognized immediately in the consolidated income statement when a disbursement does not give rise to future economic benefits or when the requirements for recognition as an asset are not met. Also, an expense is recognized when a liability is incurred and no asset is recognized, as in the case of a liability relating to a guarantee.

4.19 Grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset.

4.20 Termination benefits

Under current labour legislation, the Company is required to pay termination benefits to employees whose employment relationship is terminated under certain conditions. The cost of providing employee benefits are recognised in the period in which the benefit is earned by the employee, rather than when it is paid or payable.

4.21 CO2 emission allowances

The Company recognizes emission rights (allowances) received, whether allocated by government or purchased, as intangible assets. The intangible asset recognized is initially measured at fair value, being the consideration paid (if purchased on the open market) or the current market value (if granted for less that fair value).

When allowances are granted for less than fair value, the difference between the fair value and the nominal amount paid is recognized as a government grant. The grant is initially recognized as deferred income in the statement of financial position and subsequently recognized as income on a systematic basis on the proportion of the CO2 emitted over total CO2 expected to be emitted for the compliance period. In the case that a better estimate of the expected CO2 emissions for the compliance period is available, the deferred income to be recognized in the statement of financial position should be adjusted prospectively.

As the Company emits CO2, it recognizes a provision for its obligation to deliver the CO2 allowances at the end of the compliance period. The provision is remeasured and registered as an expense at the end of each reporting period at market value.

Intangible assets recognized for emissions allowances are not amortized and and remain valued at historical cost until either sold or surrendered in satisfaction of the Company’s obligation to deliver the allowances to the relevant authority.

Sale of emissions rights

In those cases that it is decided to sell some or even all of its rights in the expectation of later buying rights equal to its actual emissions, the accounting will be as follows.

The emission rights sold should be derecognized from the balance sheet against the cash received. In those cases, where the price per emission right is different to the fair value per emission right at the time they were granted, a gain or a loss on the disposal of assets shall be recognized. For the deferred income originally booked for the free emission rights granted at the beginning of the compliance period that are still remain in the balance sheet at the time of sale, it should continue to be amortized over the remaining compliance period. The emission rights granted for free has been awarded to compensate for the higher operating costs incurred as a result of being subject to a cap and trade scheme. Therefore, no gain should be recognized (except for the difference in pricing as described in the previous paragraph) at the time of sale unless the emission rights sold exceeds the emission rights expected to be needed for the rest of the reporting period.

The amortization of the sold emission rights shall follow the same pattern than the emission rights not sold. The deferred income for the CO2 emission rights granted shall be recognized in the Income Statement following the pattern the CO2 is emitted by the plants.

4.22 Share-based compensation

The Company recognizes share-based compensation expense based on the estimated grant date fair value of share-based awards using a Black-Scholes option pricing model. Prior to vesting, cumulative compensation cost equals the proportionate amount of the award earned to date. The Company has elected to treat each award as a single award and recognize compensation cost on a straight-line basis over the requisite service period of the entire award. If the terms of an award are modified in a manner that affects both the fair value and vesting of the award, the total amount of remaining unrecognized compensation cost (based on the grant-date fair value) and the incremental fair value of the modified award are recognized over the amended vesting period.

4.23 Assets and disposal groups classified as held for sale, liabilities associated with assets held for sale and discontinued operations

Assets and disposal groups classified as held for sale include the carrying amount of individual items, disposal groups or items forming part of a business unit earmarked for disposal (discontinued operations), whose sale in their present condition is highly likely to be completed within one year from the reporting date. Therefore, the carrying amount of these items, which may or may not be of a financial nature, will likely be recovered through the proceeds from their disposal.

Liabilities associated with non-current assets held for sale include the balances payable arising from the assets held for sale or disposal groups and from discontinued operations.

Assets and disposal groups classified as held for sale are measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category. Non-current assets held for sale are not depreciated as long as they remain in this category.

4.24 Consolidated statement of cash flows

The following terms are used in the consolidated statement of cash flows, prepared using the indirect method, with the meanings specified as follows:

1.	Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value.

2.	Operating activities: activities constituting the object of the subsidiaries forming part of the consolidated Company and other activities that are not investing or financing activities.

3.	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

4.	Financing activities: activities that result in changes in the size and composition of the equity and borrowings of the Company that are not operating or investing activities. Interest payments and principal payments are presented separately.

5.    Business Combinations

Business combinations are accounted for using the acquisition method. The identifiable assets acquired and liabilities assumed are recognized at their fair values at the acquisition date. Acquisition costs are recognized in profit or loss as incurred.

Goodwill is initially measured as the excess of the aggregate of the consideration transferred, the amount recognized for any non-controlling interest and the acquisition-date fair values of any previously held interest in the acquiree over the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date. If, after reassessment, the net of the acquisition date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the excess is recognized immediately in profit or loss as a bargain purchase gain.

When the consideration transferred by the Company in a business combination includes an asset or liability resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination.

Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates at fair value with the corresponding gain or loss being recognized in profit or loss. Changes in fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

On February 1, 2018 the Company acquired 100% of the outstanding ordinary shares of Kintuck (France) SAS and Kintuck AS from a wholly-owned subsidiary of Glencore International AG (“Glencore”) and obtained control of both entities. The new subsidiaries were renamed as Ferroglobe Mangan Norge AS and Ferroglobe Manganèse France SAS. The Company completed the acquisition through its wholly-owned subsidiary Ferroatlántica.

Simultaneously with the acquisition, Glencore and Ferroglobe entered into exclusive agency arrangements for the marketing of Ferroglobe’s manganese alloys worldwide and the procurement of manganese ores to supply Ferroglobe’s plants, in both cases for a period of ten years.

The business combination was recorded during the year ended December, 31, 2018 following IFRS 3 Business Combinations, with identifiable assets acquired and liabilities assumed provisionally recorded at their estimated fair values on the acquisition date while costs associated with the acquisition are expensed as incurred. The Company utilized the services of third-party valuation consultants, along with internal estimates and assumptions, to estimate the initial fair value of the assets acquired. The third-party valuation consultants utilized several appraisal methodologies including market and cost approaches to estimate the fair value of the identifiable net assets acquired.

The following is an estimate of the fair value of assets acquired and the liabilities assumed by Ferroglobe reconciled to the value of the acquisition consideration.

Balances
US$'000
ASSETS
Non-current assets
Other intangible assets	45
Property, plant and equipment	62,487
Other non-current financial assets	50
Total non-current assets acquired	62,582
Current assets
Inventories	21,314
Trade and other receivables	24,785
Other current assets	1,397
Cash and cash equivalents	29,530
Total current assets acquired	77,026
Total assets acquired	139,608
LIABILITIES
Non-current liabilities
Deferred tax liabilities	90
Total non-current liabilities assumed	90
Current liabilities
Trade and other payables	18,048
Provisions	735
Current income tax liabilities	396
Other current liabilities	4,066
Total current liabilities assumed	23,245
Total liabilities assumed	23,335
Net assets acquired	116,273

Satisfied by:
Cash	49,909
Contingent consideration	26,222
Total consideration transferred	76,131

Gain on bargain purchase	40,142

Net cash outflow arising on acquisition
Cash consideration	49,909
Less: cash and cash equivalent balances acquired	(29,530)
20,379

The gain on bargain purchase was primarily attributable to the fact that the production of manganese alloys was considered an ancillary business to the seller, coupled with previous weaker manganese alloy pricing in the marketplace. The gain is recorded in the caption ‘Bargain purchase gain’ in the consolidated income statement.

The fair value of Trade and other receivables included trade receivables with a fair value of $11,900 thousand. There was no difference between the gross contractual value and fair value.

The contingent consideration arrangement requires the Company to pay the former owners of Kintuck (France) SAS and Kintuck AS a sliding scale commission based on the silicomanganese and ferromanganese sales spreads of Ferroglobe Mangan Norge and Ferroglobe Manganèse France, up to a maximum amount of $60,000 thousand (undiscounted). The contingent consideration applies to sales made up to eight and a half years from the date of acquisition.

The potential undiscounted amount of all future payments that the Company could be required to make under the contingent consideration arrangement is between $0 thousand and $60,000 thousand.

The fair value of the contingent consideration arrangement of $26,222 thousand was estimated by applying the income approach based on a Monte Carlo simulation considering various scenarios of fluctuation of future manganese alloy spreads as well at the cyclicality of manganese alloy pricing. The fair value measurement is based on significant inputs that are not observable in the market, which IFRS 13 Fair Value Measurement refers to as Level 3 inputs. Key assumptions included discount rates of 11.5 percent and 11.0 percent for Ferroglobe Mangan Norge and Ferroglobe Manganèse France respectively. Average simulated revenues in Ferroglobe Mangan Norge and Ferroglobe Manganèse France combined were between $135,868 thousand and $262,441 thousand per year. Contingent consideration is presented in Other liabilities and is assessed in each subsequent reporting period (see Note 21).

Ferroglobe Mangan Norge and Ferroglobe Manganèse France contributed $112,445 thousand and $117,852 thousand respectively to the Company’s revenue, and incurred losses of $10,148 thousand and $10,436 thousand respectively for the period between the date of acquisition and December 31, 2018.

If the acquisition of Ferroglobe Mangan Norge and Ferroglobe Manganèse France had been completed on the first day of the financial year, Company revenues for the period would have been $2,289,931 thousand and Company profit would have been $45,007 thousand.

6.    Segment reporting

Operating segments are based upon the Company’s management reporting structure. The Company’s operating segments are primarily at a country level as this is how the Chief Operating Decision Maker (CODM) assesses performance and makes decisions about resource allocation. This is due to the integrated operations within each country and the ability to reallocate production based on the individual capacity of each plant. Additionally, economic factors that may impact our results of operations, such as currency fluctuations and energy costs, are also assessed at a country level.

The Company’s North America reportable segment is the result of the aggregation of the operating segments of the United States and Canada. These operating segments have been aggregated as they have similar long-term economic characteristics and there is similarity of competitive and operating risks and the political environment in the United States and Canada. The Company’s Europe reportable segment is the result of the aggregation of the operating segments of Spain, France and Norway. Similar to our United States and Canada operating segments, our Spain, France and Norway operating segments are grouped together based on the relative similarity of the EBITDA margins, competitive risks, currency risks (i.e. risks relating to the Euro), operating risks and, given they are each part of the European Union and the European Economic Community, the political and economic environment.

The consolidated income statements at December 31, 2020, 2019 and 2018, by reportable segment, are as follows:

	2020
	Electrometallurgy -	Electrometallurgy -	Electrometallurgy -		Adjustments/
	North America	Europe	South Africa	Other segments	Eliminations (**)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Sales	425,277	661,624	80,572	25,334	(48,373)	1,144,434
Cost of sales	(280,858)	(526,771)	(56,062)	(19,518)	47,723	(835,486)
Other operating income	2,916	35,575	131	13,724	(18,719)	33,627
Staff costs	(73,988)	(121,103)	(11,013)	(8,678)	—	(214,782)
Other operating expense	(34,315)	(81,590)	(14,098)	(21,425)	19,369	(132,059)
Depreciation and amortization charges, operating allowances and write-downs	(61,664)	(38,616)	(7,141)	(768)	—	(108,189)
Impairment losses	(35,685)	(17,941)	(8,677)	(11,041)	—	(73,344)
Net loss due to changes in the value of assets	—	—	—	158	—	158
(Loss) gain on disposal of non-current assets	(869)	2,156	—	5	—	1,292
Other (loss) gain	—	4	—	(5)	—	(1)
Operating (loss) profit	(59,186)	(86,662)	(16,288)	(22,214)	—	(184,350)
Finance income	679	4,262	90	12,466	(17,320)	177
Finance costs	(857)	(30,637)	(3,796)	(48,998)	17,320	(66,968)
Financial derivative gain	—	—	—	3,168	—	3,168
Exchange differences	(485)	(507)	(1,405)	27,950	—	25,553
(Loss) Profit before tax	(59,849)	(113,544)	(21,399)	(27,628)	—	(222,420)
Income tax (expense) benefit	14,213	(34,618)	(1,049)	(485)	—	(21,939)
(Loss) profit for the year from continuing operations	(45,636)	(148,162)	(22,448)	(28,113)	—	(244,359)
Profit for the year from discontinued operations	—	(5,399)	—	—	—	(5,399)
(Loss) profit for the year	(45,636)	(153,561)	(22,448)	(28,113)	—	(249,758)
Loss (profit) attributable to non-controlling interests	3,033	5	242	139	—	3,419
(Loss) profit attributable to the Parent	(42,603)	(153,556)	(22,206)	(27,974)	—	(246,339)

	2019
	Electrometallurgy -	Electrometallurgy -	Electrometallurgy -		Adjustments/
	North America	Europe	South Africa	Other segments	Eliminations (**)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Sales	551,500	1,049,576	136,292	43,147	(165,293)	1,615,222
Cost of sales	(366,711)	(868,654)	(108,823)	(35,923)	165,714	(1,214,397)
Other operating income	10,418	47,672	1,323	19,413	(24,613)	54,213
Staff costs	(87,954)	(145,712)	(20,333)	(31,030)	—	(285,029)
Other operating expense	(60,105)	(142,929)	(19,457)	(27,406)	24,192	(225,705)
Depreciation and amortization charges, operating allowances and write-downs	(72,251)	(39,844)	(6,459)	(1,640)	—	(120,194)
Impairment losses	(174,013)	(465)	—	(1,421)	—	(175,899)
Net loss due to changes in the value of assets	—	—	(530)	(1,044)	—	(1,574)
(Loss) gain on disposal of non-current assets	(1,601)	180	—	(802)	—	(2,223)
Bargain purchase gain	—	—	—	—	—	—
Operating profit (loss)	(200,717)	(100,176)	(17,987)	(36,706)	—	(355,586)
Finance income	529	9,220	156	14,483	(23,008)	1,380
Finance costs	(3,914)	(22,547)	(4,507)	(55,265)	23,008	(63,225)
Financial derivative gain	—	—	—	2,729	—	2,729
Exchange differences	(407)	3,139	(1,179)	1,331	—	2,884
Profit (loss) before tax	(204,509)	(110,364)	(23,517)	(73,428)	—	(411,818)
Income tax (expense) benefit	8,520	22,470	7,761	2,790	—	41,541
Profit (loss) for the year from continuing operations	(195,989)	(87,894)	(15,756)	(70,638)	—	(370,277)
Profit for the year from discontinued operations	—	3,280	—	81,357	—	84,637
Profit (loss) for the year	(195,989)	(84,614)	(15,756)	10,719	—	(285,640)
Loss (profit) attributable to non-controlling interests	5,123	—	(368)	284	—	5,039
Profit (loss) attributable to the Parent	(190,866)	(84,614)	(16,124)	11,003	—	(280,601)

	2018 (*)
	Electrometallurgy -	Electrometallurgy -	Electrometallurgy -		Adjustments/
	North America	Europe	South Africa	Other segments	Eliminations (**)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Sales	710,716	1,447,973	208,543	62,075	(187,305)	2,242,002
Cost of sales	(394,044)	(1,059,474)	(137,177)	(43,194)	187,212	(1,446,677)
Other operating income	4,943	39,817	3,420	16,666	(19,002)	45,844
Staff costs	(115,555)	(177,047)	(23,735)	(22,525)	—	(338,862)
Other operating expense	(77,670)	(146,143)	(26,353)	(46,489)	19,095	(277,560)
Depreciation and amortization charges, operating allowances and write-downs	(69,009)	(34,974)	(5,526)	(4,328)	—	(113,837)
Impairment losses	—	—	—	(58,919)	—	(58,919)
Net gain due to changes in the value of assets	—	(7)	(7,616)	—	—	(7,623)
(Loss) gain on disposal of non-current assets	(208)	(8,369)	(261)	23,402	—	14,564
Bargain purchase gain	—	40,142	—	—	—	40,142
Operating (loss) profit	59,173	101,918	11,295	(73,312)	—	99,074
Finance income	804	11,035	199	32,040	(39,220)	4,858
Finance costs	(4,109)	(40,831)	(5,298)	(46,048)	39,220	(57,066)
Financial derivative loss	—	—	—	2,838	—	2,838
Exchange differences	(1,194)	(10,561)	2,284	(4,665)	—	(14,136)
(Loss) profit before tax	54,674	61,561	8,480	(89,147)	—	35,568
Income tax benefit (expense)	4,949	(15,048)	(3,582)	(6,778)	—	(20,459)
Profit (loss) for the year from continuing operations	59,623	46,513	4,898	(95,925)	—	15,109
(Loss) profit for the year from discontinued operations	—	—	—	9,464	—	9,464
Profit (loss) for the year	59,623	46,513	4,898	(86,461)	—	24,573
Loss (profit) attributable to non-controlling interests	4,785	(332)	358	14,277	—	19,088
(Loss) profit attributable to the Parent	64,408	46,181	5,256	(72,184)	—	43,661

(*)	The consolidated Income Statements for the period ended December 31, 2018 has been restated to reclassify the results of the Spanish energy assets within profit (loss) for the year from discontinued operations.as part of the Other segments, as described in Note 1 to the consolidated financial statements.

(**)	The amounts correspond to transactions between segments that are eliminated in the consolidation process.

The consolidated statements of financial position at December 31, 2020 and 2019, by reportable segment are as follows:

	2020
					Consolidation
	Electrometallurgy -	Electrometallurgy -	Electrometallurgy -		Adjustments/
	North America	Europe	South Africa	Other segments	Eliminations (*)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Goodwill	29,702	—	—	—	—	29,702
Other intangible assets	14,604	3,631	1,265	1,256	—	20,756
Property, plant and equipment	353,145	191,211	37,526	38,152	—	620,034
Inventories	63,765	152,680	20,375	9,729	—	246,549
Trade and other receivables (**)	609,456	477,440	43,121	930,744	(1,812,969)	247,792
Cash, restricted cash and cash equivalents	48,127	48,661	2,777	31,992	—	131,557
Other	(37,007)	32,413	9,808	45,541	—	50,755
Total assets	1,081,792	906,036	114,872	1,057,414	(1,812,969)	1,347,145

Equity	412,729	174,247	17,856	(239,113)	—	365,719
Provisions	33,812	120,413	5,956	3,602	—	163,783
Bank borrowings	—	80,121	—	27,486	—	107,607
Obligations under finance leases	4,260	17,403	318	555	—	22,536
Debt instruments	—	—	—	357,508	—	357,508
Other financial liabilities	3,140	331	—	60,425	—	63,896
Trade and other payables (***)	615,690	478,931	78,807	833,630	(1,854,661)	152,397
Other	12,161	34,590	11,935	13,321	41,692	113,699
Total equity and liabilities	1,081,792	906,036	114,872	1,057,414	(1,812,969)	1,347,145

	2019
					Consolidation
	Electrometallurgy -	Electrometallurgy -	Electrometallurgy -		Adjustments/
	North America	Europe	South Africa	Other segments	Eliminations (*)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Goodwill	29,702	—	—	—	—	29,702
Other intangible assets	18,504	30,248	1,322	1,193	—	51,267
Property, plant and equipment	419,695	216,809	53,650	50,752	—	740,906
Inventories	91,619	215,509	32,886	14,107	—	354,121
Trade and other receivables (**)	427,871	504,294	47,755	764,532	(1,430,186)	314,266
Cash, restricted cash and cash equivalents	25,194	65,216	3,321	29,444	—	123,175
Other	11,932	60,619	14,921	33,444	—	120,916
Total assets	1,024,517	1,092,695	153,855	893,472	(1,430,186)	1,734,353

Equity	459,637	307,131	43,466	(207,937)	—	602,297
Provisions	31,220	85,167	7,108	7,448	—	130,943
Bank borrowings	—	100,070	—	58,929	—	158,999
Obligations under finance leases	6,473	18,128	14	1,257	—	25,872
Debt instruments	—	—	—	354,951	—	354,951
Other financial liabilities	—	454	—	66,085	—	66,539
Trade and other payables (***)	464,592	520,937	86,837	587,552	(1,465,859)	194,059
Other	62,595	60,808	16,430	25,187	35,673	200,693
Total equity and liabilities	1,024,517	1,092,695	153,855	893,472	(1,430,186)	1,734,353

(*) These amounts correspond to balances between segments that are eliminated at consolidation.

(**) Trade and other receivables includes non-current and current receivables from group that eliminated in the consolidated process.

(***) Trade and other payables includes non-current and current payables from group that are eliminated in the consolidated process.

Other disclosures

Sales by product line

Sales by product line are as follows:

	2020	2019	2018
	US$'000	US$'000	US$'000
Silicon metal	463,217	539,872	933,366
Manganese-based alloys	267,469	447,311	527,757
Ferrosilicon	176,447	275,368	359,374
Other silicon-based alloys	126,817	181,736	215,697
Silica fume	25,888	33,540	37,061
Energy	—	—	12,149
Other	84,596	137,395	156,598
Total	1,144,434	1,615,222	2,242,002

Information about major customers

Total sales of $580,570 thousand, $643,689 thousand, and $758,894 thousand were attributable to the Company’s top ten customers in 2020, 2019, and 2018 respectively. During 2020, sales corresponding to Dow Silicones Corporation represented 13.2% of the Company’s sales. Sales to Dow Silicones Corporation are included partially in the Electrometallurgy - North America segment and partially in the Electrometallurgy - Europe segment. During 2019 and 2018, there was no single customer representing greater than 10% of the Company’s sales.

7.	Goodwill

Changes in the carrying amount of goodwill during the years ended December 31, are as follows:

	January 1,	Impairment	Exchange	December 31,	Impairment	Exchange	December 31,
	2019	(Note 25.5)	differences	2019	(Note 25.5)	differences	2020
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Globe Specialty Metals, Inc.	202,848	(174,008)	862	29,702	—	—	29,702
Total	202,848	(174,008)	862	29,702	—	—	29,702

In accordance with the requirements of IAS 36, goodwill is tested for impairment annually and is tested for impairment between annual tests if a triggering event occurs that would indicate the carrying amount of a cash-generating unit may be impaired. Impairment testing for goodwill is done at a cash-generating unit level, and the Company performs its annual impairment test at the end of the annual reporting period (December 31). The estimate of the recoverable value of the cash-generating units requires significant judgment in evaluation of overall market conditions, estimated future cash flows, discount rates and other factors, and are calculated based on management’s business plans.

On December 23, 2015, Ferroglobe PLC consummated the acquisition of 100% of the equity interests of Globe Specialty Metals, Inc. (GSM) and subsidiaries and FerroAtlántica. This Business Combination was accounted for using the acquisition method of accounting for business combinations under IFRS 3 Business Combinations, with FerroAtlántica treated as the accounting acquirer and GSM as the acquiree. The excess of the cost of acquisition over the Company’s interest in the fair value of the identifiable assets and liabilities assumed at the date of acquisition was recorded as goodwill.

During the year ended December 31, 2020, in connection with our annual goodwill impairment test, the Company did not recognize an impairment charge.

During the year ended December 31, 2019, the Company recognized an impairment charge of $174,008 thousand related to the complete impairment of goodwill in Canada and partial impairment of goodwill in the United States, resulting from a decline in future estimated projections and increase of the discount rate which caused the Company to revise its expected future cash flows from its Canadian and United States business operations. The impairment charge was recorded within the Electrometallurgy – North America reportable segment.

Ferroglobe operates in a cyclical market, and silicon and silicon-based alloy index pricing and foreign import pressure into the U.S. and Canadian markets impact the future projected cash flows used in our impairment analysis. Recoverable value was estimated based on discounted cash flows. Estimates under the Company’s discounted income based approach involve numerous variables including anticipated sales price and volumes, cost structure, discount rates and long term growth that are subject to change as COVID-19 recoverability and new strategic plan, and therefore could impact fair values in the future. As of December 31, 2020, and 2019 the remaining goodwill for the U.S cash-generating units is $29,702 thousand and nil, respectively.

Key assumptions used in the determination of recoverable value

In determining the asset recoverability through value in use, management makes estimates, judgments and assumptions on uncertain matters. For each cash-generating unit, the value in use is determined based on economic assumptions and forecasted operating conditions as follows:

	2020		2019
	U.S.	Canada	U.S.	Canada
Weighted average cost of capital	10.3%	—%	11.1%	11.5%
Long-term growth rate	2.0%	—%	2.0%	2.0%
Normalized tax rate	21.0%	—%	21.0%	26.6%

The Company has defined a financial model which considers the revenues, expenditures, cash flows, net tax payments and capital expenditures on a five year period (2021 2025), and perpetuity beyond this period. The financial projections to determine the net present value of future cash flows are modeled considering the principal variables that determine the historic flows of each group of cash-generating unit including prices, volumes, costs, CAPEX and net working capital. The Company has also factored in the assumptions market recoverability, COVID and the new strategic plan.

The long-term growth rate is based on long-term average growth rate in the US.

Sensitivity to changes in assumptions

Changing management’s assumptions, could significantly affect the evaluation of the value in use of our cash generating units and, therefore, the impairment result. As of December 31, 2020, there is $96,032 thousand headroom between the carrying value of US cash generating unit including goodwill and its recoverable value. The following changes to the assumptions used in the impairment test lead to the following changes in recoverable value:

		Excess of	Sensitivity on		Sensitivity on		Sensitivity on
		recoverable	discount rate		long-term growth rate		cash flows
		value over	Decrease	Increase	Decrease	Increase	Decrease	Increase
	Goodwill	carrying value	by 10%	by 10%	by 10%	by 10%	by 10%	by 10%

	(in millions of US$)
Electrometallurgy - U.S.	29.7	96.0	59.4	(46.5)	(6.8)	7.1	(86.6)	86.6
Total	29.7

8.	Other intangible assets

Changes in the carrying amount of other intangible assets during the years ended December 31 are as follows:

					Other	Accumulated
	Development	Power Supply		Computer	Intangible	Depreciation	Impairment
	Expenditure	Agreements	Rights of Use	Software	Assets	(Note 25.3)	(Note 25.5)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at January 1, 2019	50,985	37,836	22,391	5,927	39,813	(79,517)	(25,613)	51,822
Additions	870	—	—	—	22,842	(7,305)	(211)	16,196
Disposals	(553)	—	(5,595)	(780)	(8,295)	3,845	5,281	(6,097)
Exchange differences	(976)	—	(263)	2	(142)	694	468	(217)
Business disposal	—	—	—	—	(11,548)	—	1,111	(10,437)
Balance at December 31, 2019	50,326	37,836	16,533	5,149	42,670	(82,283)	(18,964)	51,267
Additions	262	—	—	—	42,561	(7,183)	—	35,640
Disposals	—	—	—	—	(68,713)	—	—	(68,713)
Exchange differences	4,286	—	516	100	2,354	(3,576)	(1,118)	2,562
Business disposal	—	—	—	—	—	—	—	—
Balance at December 31, 2020	54,874	37,836	17,049	5,249	18,872	(93,042)	(20,082)	20,756

Additions and disposals in other intangible asset in 2020 and 2019 primarily relate to the acquisition, use and expiration of rights held to emit greenhouse gasses by certain Spanish, French and Canadian subsidiaries (see Note 4.21).

During 2020 the Company disposed of rights held to emit greenhouse gasses $34,209 thousand, which result in a net reduction of other intangible assets of $32,517 thousand.

As a result of the Business Combination, the Company acquired a power supply agreement which provides favorable below-market power rates to the Alloy, West Virginia facility, which terminates in December 2021.

During 2019 the Company disposed of FerroAtlántica, S.A.U., which resulted in a net reduction of other intangible assets of $10,437 thousand, the net gain on the disposal of FerroAtlántica, S.A.U. is disclosed in Note 29.

At December 31, 2020, and 2019 the Company has no intangible assets pledged as security for outstanding bank loans and other payables.

9.	Property, plant and equipment

The detail of property, plant and equipment, net of the related accumulated depreciation and impairment in 2020 and 2019 is as follows:

				Advances and
				Property, Plant		Other Items of	Other Items	Other Items
			Other Fixtures,	and Equipment		Property,	of Leased	of Leased	Accumulated
	Land and	Plant and	Tools and	in the Course of	Mineral	Plant and	Land and	Plant and	Depreciation	Impairment
	Buildings	Machinery	Furniture	Construction	Reserves	Equipment	Buildings	machinery	(Note 25.3)	(Note 25.5)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at January 1, 2019	235,309	1,487,047	11,945	123,364	59,408	36,341	—	—	(907,355)	(157,197)	888,862
IFRS 16 Adjustments at 1 January 2019	—	—	—	—	—	—	12,417	18,055	(9,703)	—	20,769
Additions	74	1,409	32	34,039	—	—	777	3,089	(103,121)	(1,224)	(64,925)
Disposals and other	(13,160)	(78,774)	(3,399)	(7,426)	—	(2,195)	—	—	48,560	48,775	(7,619)
Transfers from/(to) other accounts	408	38,445	220	(39,073)	—	—	—	—	—	—	—
Exchange differences	(2,822)	(8,908)	36	(1,881)	94	317	104	189	9,091	2,000	(1,780)
Business combinations (Note 5)	—	—	—	—	—	—	—	—	—	—	—
Business disposals	(23,223)	(165,382)	(15)	(2,372)	—	—	—	—	96,591	—	(94,401)
Balance at December 31, 2019	196,586	1,273,837	8,819	106,651	59,502	34,463	13,298	21,333	(865,937)	(107,646)	740,906
Additions	1,391	11,095	302	27,059	—	30	3,374	1,405	(101,006)	(71,929)	(128,279)
Disposals and other	(780)	(17,664)	(612)	(1,715)	—	—	—	—	17,337	4	(3,430)
Transfers from/(to) other accounts	904	15,830	—	(16,861)	—	—	—	127	—	(6,937)	(6,937)
Exchange differences	9,924	48,487	(87)	8,895	(177)	(1,305)	916	1,581	(45,901)	(4,559)	17,774
Balance at December 31, 2020	208,025	1,331,585	8,422	124,029	59,325	33,188	17,588	24,446	(995,507)	(191,066)	620,034

During year ended December 31, 2020 the Company recognized an impairment of $71,929 thousand in relation to our idled capacity at the Niagara facilities in the United States $34,270 thousand, at the Polokwane facility in South Africa $8,677 thousand, at Château Feuillet facility in Europe $17,941 thousand and an impairment of $11,041 thousand in relation to our solar-grade silicon metal project in Puertollano, Spain.

During 2019 the Company disposed of FerroAtlántica, S.A.U. and Ultracore Polska Zoo, which resulted in a net reduction of property, plant and equipment of $94,401 thousand. The net gain on the disposal of FerroAtlántica, S.A.U. is disclosed in Note 29 and the net loss on disposal of Ultracore Polska ZOO is included in Note 25.6.

During 2019 the Company liquidated Ganzi Ferroatlántica Silicon Industry Company, Ltd. and started the process of liquidation of Mangshi Sinice Silicon Industry Company Limited, which resulted in the reduction of impairment of $48,775 thousand.

During 2018 the Company recognised an impairment of $40,537 thousand in Impairment losses (Electrometallurgy – Other segment) in relation to our solar-grade silicon metal project based in Puertollano, Spain. As of December 31, 2019, the Company continued to recognize these project assets as $40,590 thousand based on the higher of fair value less costs of disposal and value in use. Fair value less costs of disposal related to land and buildings was determined based on recent sales of comparable industrial properties located near the project. Fair value less costs of disposal related to machinery and equipment was determined by assessing the recoverability of the assets to a market participant. As of December 31, 2020 the valuation of these assets has been reassessed and impairment of $11,041 thousand has been registered, leaving a remaining value of $33,537 thousand.

As at December 31, 2020 the Company tested property, plant and equipment for impairment, estimating the recoverable value of the cash-generating units requires significant judgment in evaluation of overall market conditions, estimated future cash flows, discount rates and other factors, based on management’s business plans. Recoverable values were estimated by determining the value in use for all assets, with the exception of our solar-grade silicon metal project based in Puertollano, Spain, Château-Feuilltet plants in France and our silicon metal plant in Polokwane, South Africa for which the recoverable value was determined by independent valuation experts at fair value and the key assumptions used in the measurement of fair value measurements has been categorised within level “3”. No impairment for property, plant and equipment was recognized during the year ended December 31, 2020, except the impairments mentioned in previous paragraphs.

Transfer from (to) other accounts as of December 31, 2020 only includes $6,937 thousand from OpCo related to the contract signed with Aurinka.

At December 31, 2020 and 2019, the Company has no property, plant and equipment pledged as security for outstanding bank loans and other payables.

Commitments

At December 31, 2020 and 2019, the Company has capital expenditure commitments totaling $2,605 thousand and $15,635 thousand, respectively, primarily related to maintenance and improvement works at plants.

10.	Financial assets and other receivables

The company’s financial assets and their classification under IFRS 9 are as follows:

		2020 classification
		Amortised cost	Fair value through profit or loss - mandatorily measured	Fair value through other comprehensive income - designated	Total
	Note	US$'000	US$'000	US$'000	US$'000
Other financial assets	10.1	3,456	2,609	—	6,065
Receivables from related parties	23	5,530	—	—	5,530
Trade receivables	10.2	202,233	—	—	202,233
Other receivables	10.2	3,847	—	—	3,847
Cash and cash equivalents		102,714	—	—	102,714
Restricted cash		28,843	—	—	28,843
Total financial assets		346,623	2,609	—	349,232

a.	As of year ended December 31, 2020, Cash and cash equivalents and restricted cash comprise the following:

	2020	2019
	US$'000	US$'000
Cash and cash equivalents	102,714	94,852
Current - Non Current restricted cash presented as Cash	28,843	28,323
Escrow: Hydro sale	6,136	5,617
ABL	22,500	22,500
Others	207	206
Total	131,557	123,175

The escrow was constituted in August 30, 2019, in consideration of FAU sale; under agreement terms, the Purchaser and the Seller deposited in a restricted bank account a part of the share purchase price, guaranteeing any compensation to the purchaser for any claim under the contract. In relation to the ABL Restricted cash, the amount constituted is fixed by agreement as liquidity covenants, see Note 16.

10.1 Other financial assets

At December 31, 2020, other financial assets comprise the following:

	2020
	Non-
	Current	Current	Total
	US$'000	US$'000	US$'000
Other financial assets held with third parties:
Other financial assets at amortised cost	3,456	—	3,456
Listed equity securities	1,601	1,008	2,609
Total	5,057	1,008	6,065

Other financial assets at amortized cost mainly comprises deposits given to French government by Ferropem ($2,679 thousands), a Ferroglobe subsidiary, in respect of effort de construction. The law in France requires employers and companies to provide a certain size to invest a portion of their budget in the construction or renovation of housing (including through direct investment, providing mortgages, and other). In this case, the mandatory contribution has been made in the form of a loan, to be returned by the French government in twenty years.

Listed equity securities comprises investments held by Globe Argentina Metales in Pampa Energía.

At December 31, 2019, other financial assets comprise the following:

	2019
	Non-
	Current	Current	Total
	US$'000	US$'000	US$'000
Other financial assets held with third parties:
Other financial assets at amortised cost	2,618	—	2,618
Listed equity securities	—	5,544	5,544
Total	2,618	5,544	8,162

Securitization of trade receivables

On July 31, 2017, the Company entered into an accounts receivable securitization program (the “Program”) where trade receivables generated by the Company’s subsidiaries in the United States, Canada, Spain and France were sold to Ferrous Receivables DAC, a special purpose entity domiciled and incorporated in Ireland (the “SPE”). As sales of the Company’s products to customers occurred, eligible trade receivables were sold to the SPE at an agreed upon purchase price. Part of the consideration was received upfront in cash and part was deferred in the form of senior subordinated and junior subordinated loans notes issued by the SPE to the selling entities.

The SPE purchased the receivables at a slight discount to invoice value in order to pay certain expenses and fees related to the receivables including the costs of servicing the portfolio, the costs servicing the debt incurred to fund the purchase and any administrative costs. This discount was sized to adequately to cover any and all expenses required of the SPE.

At December 31, 2018, up to $303,000 thousand of upfront cash consideration could be provided by the SPE under the Program, financed by ING Bank N.V. (“ING”), as senior lender and Finacity Capital Management Inc. (“Finacity”), as intermediate subordinated lender and control party. In respect of trade receivables outstanding at December 31, 2018, the SPE provided upfront cash consideration of approximately $227,360 thousand.

On October 11, 2019, the Company’s subsidiaries in the United States and Canada repurchased all outstanding receivables that had they had previously sold to the SPE so that they could form part of the borrowing base for the North American asset-based revolving credit facility (the “ABL Revolver”).

During 2019, following certain termination events under the Program, ING’s senior loan commitments were reduced to $75,000 thousand and the Company and ING agreed the Program would terminate during the fourth quarter of 2019, unless otherwise refinanced.

On December 10, 2019, the Company refinanced the Program and amended and restated its terms. The SPE repaid the remaining senior loans to ING with the proceeds of new senior loans issued by an affiliate of Sound Point Capital Management LP. The new senior lender’s commitments under the amended and restated securitization program are $150,000 thousand, of which $104,130 was drawn at December 31, 2019. Finacity remained as intermediate subordinated lender and the Company’s European subsidiaries continued as senior subordinated and junior subordinated lenders as well as having a new interest in the senior and intermediate subordinated loan tranches. The Program has a initial duration of two-year until December 10, 2021.

On February 6, 2020, the Company entered into an amended and restated accounts receivables securitization program via which trade receivables generated by certain of the Company’s subsidiaries in Spain and France are financed both directly through the existing Irish special purpose vehicle (“SPE”) and indirectly through a French “fonds commun de titrisation”. The incorporation of the “fonds commun de titirsation” into the program has allowed for the sale of certain Euro-denominated receivables that were not eligible under the previous structure and increased the available funding. The senior lender’s commitments under the amended and restated securitization program are $150,000 thousand. Finacity remained as intermediate subordinated lender providing a cash consideration of $2,808 thousand, and the Company’s European subsidiaries continued as senior subordinated and junior subordinated lenders as well as, having interests in the senior and intermediate subordinated loan tranches.

On October 2, 2020, the Company ended the receivables funding agreement and cancelled the securitization program, signing a new factoring agreement with a Leasing and Factoring Agent, for anticipating the collection of receivables of the Company’s European entities (Grupo FerroAtlántica, S.A. and FerroPem S.AS). As a result of the agreement, the Leasing and Factoring Agent provided a cash consideration of circa $48.8 million, repurchased the receivables portfolio sold to the SPE on September 28, and consequently assumed the loan tranche of the senior borrower to the SPE. Also, the Senior loan and intermediate subordinate loan tranches were paid with internal sources of funds, at closing, there was cash release of $18 million from restricted cash relating to a special purpose vehicle under prior securitization program (see Note 16). Due to the termination of he receivables funding agreement and cancelation of the securitization program at October 2, 2020, the Company registered a finance cost of $7,591 thousand.

During the year ended December 31, 2020, the Company has repaid $107,657 thousand (EUR 95,695 thousand) in order to, prior to the termination of receivables funding agreement, optimize the level of borrowings of the SPE with the level of receivables in the securitization, and cancel all commitments in respect of loan tranches held by the Company.

Judgements relating to the consolidation of the SPE

The Company does not own shares in the SPE or have the ability to appoint its directors. In determining whether to consolidate the SPE, the Company has evaluated whether it has control over the SPE, in particular, whether it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Receivables are sold to the SPE under a true sale opinion with legal interest transferred from the Company to the SPE. While the sale of receivables to the SPE is without credit recourse, the Company continues to be exposed to the variable returns from its involvement in the SPE as it is exposed to credit risk as a subordinated lender to the SPE and it earns a variable amount of remuneration as master servicer of the receivables, as well as any excess return from additional service fee, including the loss or gain due to the effect of foreign exchange rates.

As master servicer, Ferroglobe is responsible for the cash collection and management of any impaired receivables. Finacity, in addition to being intermediate subordinated lender, is the backup servicer and has the unilateral right to remove Ferroglobe as master servicer and manage impaired receivables. Until September 5, 2019, this right was considered to be substantive and therefore that Finacity had power and control over the SPE and that the SPE was not consolidated by Ferroglobe. Considering the risk exposure for each lender at September 5, 2019 and subsequently, including under the amended and restated program effective December 10, 2019, it is not considered that Finacity has a risk exposure such as to be considered substantive. Therefore, Ferroglobe is now considered to have control over the SPE as it is exposed to variable returns and has the ability to affect those returns through its power over the investee. Accordingly, Ferroglobe has consolidated the SPE with effect from September 5, 2019.

Transactions with the SPE prior to consolidation during year ended December 31, 2019

Prior to the consolidation of the SPE on September 5, 2019, Company sold approximately $1,127 million of trade receivables to the SPE during the year ended December 31, 2019. The loss on transfer of the receivables, or purchase discount, which equates to difference between the carrying amount of the receivable and the purchase consideration, was $12,210 thousand and has been recognized within finance costs in the consolidated income statement.

As a lender to the SPE, the Company earned interest on its senior subordinated and junior subordinated loan receivables. During the year ended December 31, 2019, the Company earned interest of $1,130 thousand in respect of these loan receivables, recognized within finance income in the consolidated income statement.

The Company is engaged as master servicer to the SPE whereby the Company is responsible for the cash collection, reporting and cash application of the sold receivables. As master servicer, the Company earns a fixed rate management fee due to the percentage but depends on the volume of assets and an additional servicing fee which entitles the Company to a residual interest upon monthly liquidation of the SPE. The additional servicing fee will only be paid out on monthly liquidation of the SPE and from any excess cash flows remaining after all lenders to the SPE have been repaid. This results in the Company being exposed to variable returns. During the year ended December 31, 2019, the Company earned fixed-rate servicing fees of $1,531 thousand and additional servicing fees of $4,790 thousand.

Restrictions on the use of group assets

At December 31, 2020, following termination events on securitization program, the SPE did not held any cash in the consolidated financial statements of the Company.

At December 31, 2019, the SPE held cash of $38,778 thousand and this is consolidated by the Company and included in the cash and cash equivalents balance. Cash held by the SPE can be used to repay the SPE’s borrowings (see Note 16), pay interest and expenses incurred by the SPE, purchase new trade receivables from the Ferroglobe entities participating in the Program and repay loan notes issued to Ferroglobe entities, subject to continuing to meet the Program’s collateral and minimum liquidity requirements. At December 31, 2019, $3,448 thousand of cash held by the SPE was available to repay subordinated loan notes to Ferroglobe entities and therefore available for use by the wider group.

On October 2, 2020, prior to the termination of the securitization program, the SPE held trade receivables of $53.1 million. At December 31, 2019, the SPE held trade receivables of $90.1 million and these were consolidated by the Company (2018: the SPE was not consolidated). The proceeds from the collection of the SPE’s receivables can be used to repay the SPE’s borrowings.

At December 31, 2020, current restricted cash comprises cash in relation to the ABL, the amount constituted is fixed by agreement as liquidity covenants $22,500 thousand, see Note 16, and the guarantees taken over escrow account $6,136 thousand. The escrow was constituted in August 30, 2019, in consideration of previous FerroAtlántica; under agreement terms, the Purchaser and the Seller deposited in a restricted bank account a part of the share purchase price, guaranteeing any compensation to the purchaser for any claim under the contract.

10.2 Trade and other receivables

Trade and other receivables comprise the following at December 31:

	2020	2019
	US$'000	US$'000
Trade receivables	203,930	237,022
Less – allowance for doubtful debts	(1,697)	(4,543)
	202,233	232,479
Tax receivables(1)	13,166	45,948
Government grant receivables	23,016	19,748
Other receivables	3,847	10,889
Total	242,262	309,064

(1)	“Tax receivables” is primarily related to VAT receivables, which are recovered either by offsetting against VAT payables or are expected to be refunded by the tax authorities in the relevant jurisdictions.

The trade and other receivables disclosed above are short-term in nature and therefore their carrying amount is considered to approximate their fair value.

The changes in the allowance for doubtful debts during 2020 and 2019 were as follows:

Allowance
US$'000
Balance at January 1, 2019	4,964
Impairment losses recognized	2,517
Amounts written off as uncollectible	(100)
Changes in the scope of consolidation	(2,750)
Exchange differences	(88)
Balance at December 31, 2019	4,543
Impairment losses recognized	504
Amounts written off as uncollectible	(3,666)
Changes in the scope of consolidation	—
Exchange differences	315
Balance at December 31, 2020	1,697

Factoring of trade receivables

On October 2, 2020, the Company ended the receivables funding agreement over European receivables, signing a new factoring agreement with a Leasing and Factoring Agent, for anticipating the collection of receivables of the Company’s European entities (Grupo FerroAtlántica, S.A. and FerroPem S.AS). As a result of the agreement, the Agent provided a cash consideration of circa $48.8 million, repurchased the receivables portfolio sold to the SPE on September 28, and consequently assumed the loan tranche of the senior borrower to the SPE. Also, the senior loan and intermediate subordinate loan tranches were paid with internal sources of funds, terminating the financing structure of the securitization program.

The main characteristics of the agreement are the following:

-	the maximum cash consideration advanced for the financing facility is up to EUR 60,000 thousand;

-	over collateralization of 10% of accounts receivable as guarantee provided to the Agent until payment has been satisfied;

-	Annual fee of 0.15% applied to the annual revenues ceded to the Agent;

-	Financing commission of 1% charged annually;

Other conditions are set in relation to credit insurance policy has been structured in an excess of loss policy where the first EUR 5,000 thousand of bad debt losses are not covered by the insurance provider. The Company has assumed the cash collateralization for the entire excess of loss, as agreed in contractual terms.

During the three months ended December 31, 2020, the new factoring agreement provided upfront cash consideration of approximately $169,105 thousand. The Company has repaid $95,800 thousand, showing at December 31, 2020, an on-balance sheet bank borrowing debt of $74,844 thousand, see Note 16.

At December 31, 2020, the Company held $89,154 thousand of accounts receivables recognized in consolidated balance sheet in respect of factoring agreement. Finance costs incurred during the year ended December 31, 2020, amounts $916 thousand, recognized in finance costs in the consolidated income statement.

Judgements relating to the recognition criteria

The Company has assessed whether it has transferred substantially all risks and rewards, continuing to be exposed to the variable returns from its involvement in the factoring agreement as it is exposed to credit risk, so the conclusion is that the derecognition criteria is not applicable and therefore, the account receivables sold is presented in the balance and a obligation is recognized as bank borrowings for the amount of cash advanced by the Leasing and Factoring Agent. The amount repayable under the factoring agreement is presented as on-balance sheet factoring and the debt assigned to factoring is showed as bank borrowings. See Note 16.

Government grants

The Company has been awarded government grants in relation to its operations in France, Spain and Norway, including grants in relation to the compensation of costs associated with the emission of CO2.

During the year ended December 31, 2020, the Company recognized $30,420 thousand of income related to government grants, the amount was deducted against the related expense in cost of sales (2019: $33,327 thousand of income, of which $33,327 thousand was deducted against the related expense in cost of sales). The Company has no unfulfilled conditions in relation to government grants, but certain grants would be repayable if the Company were to substantially curtail production or employment at certain plants.

Factoring of other receivables

The Company had $2,190 thousand of factoring without recourse arrangements for receivables as of December 31, 2020, debt is showed off-balance sheet . The Company had no factoring without recourse arrangements as of December 31, 2019.

11.	Inventories

Inventories comprise the following at December 31:

	2020	2019
	US$'000	US$'000
Finished goods	100,711	158,056
Raw materials in progress and industrial supplies	99,259	140,689
Other inventories	46,274	54,564
Advances to suppliers	305	812
Total	246,549	354,121

During 2020 the Company recognised an expense of $1,939 thousand (2019: $4,295 thousand) in respect of write-downs of inventory to net realisable value. The Company records expense for the write-down of inventories to Cost of sales in the consolidated income statement, see Note 4.8.

At December 31, 2020, approximately $25 million of inventories in the Company’s subsidiaries in the United States and Canada were pledged forming part of the borrowing base for the North American asset-based revolving credit facility (the “ABL Revolver”). At December 31, 2019, amount of pledged inventories was $33 million (see Note 30).

12. Other assets

Other assets comprise the following at December 31, 2020:

	2020			2019
	Non-			Non-
	Current	Current	Total	Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Guarantees and deposits given	10,290	253	10,543	1,100	9	1,109
Prepayments and accrued income	—	10,656	10,656	10	13,415	13,425
Other assets	1,614	9,805	11,419	487	10,252	10,739
Total	11,904	20,714	32,618	1,597	23,676	25,273

At December 31, 2020, the figure in Guarantees and deposits given increased due to factoring and amounts related to security deposits with EDF Entreprises, made during the year in “FerroPem S.A.S”.

At December 31, 2020, the figure in Prepayments and accrued income decreased due to prepayments registered in “FerroPem S.A.S” as of December 31, 2019.

13.	Equity

Share capital

Ferroglobe PLC was incorporated on February 5, 2015 and issued one ordinary share with a face value of $1.00. The share was issued but uncalled. On October 13, 2015, the Company increased its share capital by £50,000 by issuing 50,000 sterling non-voting redeemable preference shares (the “Non-voting Shares”) as well as 14 ordinary shares with a par value of $1.00. Subsequently on October 13, 2015, the Company consolidated the 15 ordinary shares at a par value of $1.00 to two ordinary shares with a par value of $7.50, for a total amount of $15.00.

On December 23, 2015, the Company acquired all of the issued and outstanding ordinary shares from Grupo Villar Mir, S.A.U., par value €1,000 per share, of Grupo FerroAtlántica, S.A.U. in exchange for 98,078,161 newly-issued Ferroglobe Class A ordinary shares, nominal value $7.50 per share, making Grupo FerroAtlántica, S.A.U. a wholly-owned subsidiary of the Company. The company subsequently redeemed all Non-voting Shares.

Subsequently on December 23, 2015, Gordon Merger Sub, Inc., a wholly owned subsidiary of the Company, merged with Globe Specialty Metals, Inc., and all outstanding shares of GSM common stock, par value $0.0001 per share were converted to the right to receive one newly-issued Ferroglobe ordinary share, nominal value $7.50 per share. The ordinary shares were registered by the Company pursuant to a registration statement on Form F-4, which was declared effective by the SEC on August 11, 2015, and trade on the NASDAQ Global Select Market under the ticker symbol “GSM.”

On June 22, 2016 the Company completed a reduction of the share capital and as such the nominal value of each share has been reduced from $7.50 to $0.01, with the amount of the capital reduction being credited to a distributable reserve.

On November 18, 2016, Class A Ordinary Shares were converted into ordinary shares of Ferroglobe as a result of the distribution of beneficial interest units in the Ferroglobe Representation and Warranty Insurance Trust to certain Ferroglobe shareholders.

During the years ended December 31, 2019 and December 31, 2020, the Company did not issue new ordinary shares of any class.

At December 31, 2020, there were 170,863,773 ordinary shares in issue with a par value of $0.01, for a total issued share capital of $1,784 thousand, (2019: 170,863,773 ordinary shares in issue with a par value of $0.01, for a total issued share capital of $1,784 thousand).

At December 31, 2020, the Company’s largest shareholder is as follows:

		Percentage of
Name	Number of Shares Beneficially Owned	Outstanding Shares (*)
Grupo Villar Mir, S.A.U.	91,125,521	53.86%

(*) 169,197,366 ordinary shares were outstanding at 31 December 2020, comprising 170,863,773 shares in issue less 1,666,407 shares held in treasury
The ultimate controlling party is Inmobiliaria Espacio, S.A.

Valuation adjustments

Valuation adjustments comprise the following at December 31:

	2020	2019
	US$'000	US$'000
Actuarial gains and losses	4,833	1,248
Hedging instruments and other	922	(3,417)
Total	5,755	(2,169)

Changes in actuarial gain and losses are due to remeasurements of the net defined benefit liability, see Note 15.

Capital management

The Company’s primary objective is to maintain a balanced and sustainable capital structure through the industry’s economic cycles, while keeping the cost of capital at competitive levels so as to fund the Company’s growth. The main sources of financing are as follows:

1.	cash flow from operations;

2.	bank borrowings, including asset-based loans;

3.	debt instruments, including the senior Notes due 2022.

Although the factoring with recourse agreement has been part of the Company’s consolidated Balance since October 1, 2020, the Company continues in its efforts to focus on optimizing its working capital.

Capital Raising and Extension of the Maturity of the Notes

Beginning in 2021, we engaged in discussions with a committee of holders of the Notes (the “Ad Hoc Group Noteholders”) to put forward a plan to refinance the Notes and restructure our balance sheet. On March 27, 2021, Ferroglobe and Globe entered into a lock-up agreement (the “Lock-Up Agreement”) with the Ad Hoc Group Noteholders, Grupo VM and affiliates of Tyrus Capital that set forth a plan to implement this restructuring.

The principal elements of the restructuring, as set forth below, are inter-conditional and must be completed by September 28, 2021, unless extended by agreement, see Note 30.

Issuance of $60 million of new senior secured notes

Issuance of $40 million in new equity of Ferroglobe

Extension of the maturity date of the Notes from March 31, 2022 to December 31, 2025 and amendment of certain other terms.

As of the date of the consolidated financial statements, holders holding approximately 96% in aggregate principal amount of Notes have signed a lock-up agreement (the “Lock-Up Agreement”) with the Ad Hoc Group Noteholders, Grupo VM and affiliates of Tyrus Capital to support the proposed restructuring as set out in the Lock-Up Agreement and including an extension of the bond maturity, but there can be no assurance that such support will not be withdrawn prior to implementation of the proposed restructuring or that, if withdrawn, additional consents required to implement the proposed restructuring will be obtained. As a result of these uncertainties, we cannot assure you that the proposed restructuring will be implemented at the end.

In addition to the extension and new terms agreed on the Senior Notes, the company entered into a Lock-Up agreement with members of an “Ad Hoc-Group”, being existing note holders representing in aggregate approximately 60% of the 2022 Senior Notes, and Tyrus Capital (“Tyrus”) as backstop provider in respect of a $40 million equity raise forming part of the transaction.

The Company manages its capital structure and makes adjustments in light of changes in economic conditions and the requirements of financial covenants. To maintain or adjust the capital structure, the Company may restructure or issue new borrowings or debt, make dividend payments, return capital to shareholders or issue new shares. Management’s review of the Company’s capital structure includes monitoring of the leverage ratio, which was as follows at December 31:

	2020	2019	2018
	US$'000	US$'000	US$'000
Gross financial debt (*)	551,547	606,361	645,389
Cash, restricted cash and cash equivalents	(131,557)	(123,175)	(216,647)
Total net financial debt	419,990	483,186	428,742

Total equity (**)	365,719	602,297	884,372

Total net financial debt / total equity	114.84%	80.22%	48.48%

(*)	Gross financial debt comprises bank borrowings, obligations under leases, debt instruments and other financial liabilities.

(**)	Total equity comprises all capital and reserves of Company as stated in the consolidated statement of financial position.

The classification of the Company’s gross financial debt between non-current and current at December 31 is as follows:

	2020		2019		2018
	Balance		Balance		Balance
	US$'000%		US$'000%		US$'000%
Non-current gross financial debt	394,985	71.61%	548,531	90.46%	560,738	86.88%
Current gross financial debt	156,562	28.39%	57,830	9.54%	84,651	13.12%
Total gross financial debt	551,547	100.00%	606,361	100.00%	645,389	100.00%

Share Repurchase Program

At a general meeting of its shareholders held on August 3, 2018, shareholders granted authority to the Company to effect share repurchases. The Company is accordingly authorised for a period of five years to enter into contracts with appointed brokers under which the Company may undertake purchases of its ordinary shares – acquired by the brokers on the NASDAQ and through other permitted channels of up to approximately 10% of its issued ordinary share capital, at a minimum price of $0.01 per share, at a maximum price for such shares of 5% above the average volume-weighted average price of the Company's shares over the five business days prior to purchase and subject to additional restrictions (including as to pricing, volume, timing and the use of brokers or dealers) under applicable U.S. securities laws.

Subsequently, the Company’s Board of Directors authorised the repurchase of up to $20,000 thousand of the Company's ordinary shares in the period ending December 31, 2018. On November 7, 2018, the Company completed this repurchase program, resulting in the acquisition of a total of 2,894,049 ordinary shares for total consideration of $20,100 thousand, including applicable stamp duty of $100 thousand. The average price paid per share was $6.89.

The share repurchase program resulted in 1,152,958 ordinary shares purchased and cancelled and 1,741,091 ordinary shares purchased into treasury, all of which remained held in treasury at December 31, 2018.

During the years ended December 31, 2019 and December 31, 2020, there were not new shares repurchased by the Company.

Dividends

There have not been dividends paid or proposed by the Company during the year ended December 31, 2020 neither during the year ended December 31, 2019.

On May 21, 2018, the Board of Directors approved an interim dividend per ordinary share of $0.06. The dividend totaling $10,321 thousand, was paid on June 29, 2018 to shareholders of record at the close of business on June 8, 2018.

On August 20, 2018, the Board of Directors approved an interim dividend per ordinary share of $0.06. The dividend totaling $10,321 thousand, was paid on September 20, 2018 to shareholders of record at the close of business on September 5, 2018.

Non-controlling interests

The changes in non-controlling interests in the consolidated statements of financial position in 2020 and 2019 were as follows:

Balance
US$'000
Balance at January 1, 2019	116,145
Loss for the year	(5,039)
Increase of Parent’s indirect ownership interest in FerroAtlántica de Venezuela S.A.	5,881
Translation differences and other	1,090
Balance at December 31, 2019	118,077
Loss for the year	(3,419)
Translation differences and other	(154)
Balance at December 31, 2020	114,504

The stand-alone statutory information regarding the largest non-controlling interests, in accordance with IFRS 12 Disclosure of Interests in Other Entities, is as follows:

WVA Manufacturing, LLC (WVA) was formed on October 28, 2009 as a wholly-owned subsidiary of Globe. On November 5, 2009, Globe sold a 49% membership interest in WVA to Dow Corning Corporation (currently named “Dow”), an unrelated third party. As part of the sale of the 49% membership interest to Dow, an operating agreement and an output and supply agreement were established. The output and supply agreement states that of the silicon metal produced by WVA, 49% will be sold to Dow and 51% to Globe, which represents each member’s ownership interest, at a price equal to WVA’s actual production cost plus $100 per metric ton. The agreement will automatically terminate upon the dissolution or liquidation of WVA in accordance with the joint venture agreement between Globe and Dow. As of December 31, 2020 and 2019, the balance of Non-controlling interest related to WVA was $70,270 thousand and $73,945 thousand, respectively.

Quebec Silicon Limited Partnership (QSLP), formed under the laws of the Province of Québec on August 20, 2010 is managed by its general partner, Quebec Silicon General Partner Inc., which is a wholly-owned subsidiary of Globe. QSLP owns and operates the silicon metal operations in Bécancour, Québec. QSLP’s production output is subject to a supply agreement, which sells 51% of the production output to Globe and 49% to Dow, which represents each member’s ownership interest, at a price equal to QSLP’s actual production cost plus 31 Canadian dollars per metric ton. As of December 31, 2020 and 2019, the balance of non-controlling interest related to QSLP was $44,808 thousand and $44,224 thousand, respectively.

	2020		2019
	WVA	QSLP	WVA	QSLP
	US$'000	US$'000	US$'000	US$'000
Statement of Financial Position
Non-current assets	80,887	67,806	80,923	63,639
Current assets	58,404	37,095	56,839	30,931
Non-current liabilities	14,677	18,186	14,677	19,944
Current liabilities	23,208	16,320	27,579	7,277
Income Statement
Sales	156,995	70,637	167,503	78,414
Operating profit	5,900	3,113	6,688	252
Profit before taxes	5,900	2,898	6,423	(36)
Net (loss) income	3,008	1,666	3,276	(70)
Cash Flow Statement
Cash flows from operating activities	28,683	15,387	2,287	3,720
Cash flows from investing activities	(7,977)	(5,227)	(2,256)	(3,544)
Cash flows from financing activities	—	—	—	227
Exchange differences on cash and cash equivalents in foreign currencies	—	45	—	149
Beginning balance of cash and cash equivalents	6,566	2,319	6,535	1,767
Ending balance of cash and cash equivalents	27,272	12,524	6,566	2,319

14.  Earnings (loss) per ordinary share

Basic earnings (loss) per ordinary share are calculated by dividing the consolidated profit (loss) for the year attributable to the Parent by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares held in the year, if any. Dilutive earnings (loss) per share assumes the exercise of stock options, provided that the effect is dilutive.

	2020	2019	2018
Basic earnings (loss) per ordinary share computation
Numerator:
Profit (loss) attributable to the Parent (US$'000)	(246,339)	(280,601)	43,661
Denominator:
Weighted average basic shares outstanding	169,269,281	169,152,905	171,406,272
Basic earnings (loss) per ordinary share (US$)	(1.46)	(1.66)	0.25

Diluted earnings (loss) per ordinary share computation
Numerator:
Profit (loss) attributable to the Parent (US$'000)	(246,339)	(280,601)	43,661
Denominator:
Weighted average basic shares outstanding	169,269,281	169,152,905	171,406,272
Effect of dilutive securities	—	—	123,340
Weighted average dilutive shares outstanding	169,269,281	169,152,905	171,529,612
Diluted earnings (loss) per ordinary share (US$)	(1.46)	(1.66)	0.25

Potential ordinary shares of 57,458, of 445,008, and of 269,116 were excluded from the calculation of diluted earnings (loss) per ordinary share in 2020, 2019, and 2018 respectively because their effect would be anti-dilutive.

15.  Provisions

Provisions comprise the following at December 31:

	2020			2019
	Non- Current	Current	Total	Non- Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Provision for pensions	56,395	191	56,586	56,679	1,050	57,729
Environmental provision	2,910	1,256	4,166	2,923	1,185	4,108
Provisions for litigation	—	1,355	1,355	—	3,905	3,905
Provisions for third-party liability	10,759	—	10,759	9,263	—	9,263
Provisions for C02 emissions allowances	—	40,161	40,161	5,776	29,162	34,938
Other provisions	38,423	12,333	50,756	10,211	10,789	21,000
Total	108,487	55,296	163,783	84,852	46,091	130,943

The changes in the various line items of provisions in 2020 and 2019 were as follows:

	Provision for	Environmental	Provisions for Litigation	Provisions for Third	Provisions for CO2 Emissions	Other
	Pensions	Provision	in Progress	Party Liability	Allowances	Provisions	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at January 1, 2019	52,726	3,211	2,399	7,270	27,970	22,781	116,357
Charges for the year	7,444	820	2,166	2,361	18,794	2,958	34,543
Provisions reversed with a credit to income	(1,798)	—	—	(74)	—	(1,101)	(2,973)
Amounts used	(2,019)	—	(650)	(179)	(9,452)	(723)	(13,023)
Provision against equity	2,244	—	—	—	—	—	2,244
Exchange differences and others	(868)	77	(10)	(115)	(249)	(441)	(1,606)
Disposals from business divestitures	—	—	—	—	(2,125)	(2,474)	(4,599)
Balance at December 31, 2019	57,729	4,108	3,905	9,263	34,938	21,000	130,943
Charges for the year	5,340	117	184	268	38,249	30,890	75,048
Provisions reversed with a credit to income	(1,843)	—	—	—	—	(1,972)	(3,815)
Amounts used	(3,514)	(26)	(2,886)	(198)	(35,860)	—	(42,484)
Provision against equity	(3,260)	—	—	568	—	—	(2,692)
Exchange differences and others	2,134	(33)	152	858	2,834	838	6,783
Balance at December 31, 2020	56,586	4,166	1,355	10,759	40,161	50,756	163,783

The main provisions relating to employee pensions are as follows:

France

These relate to various obligations assumed by FerroPem, SAS with various groups of employees relate to long-service benefits, medical insurance supplements and retirement obligations, all of which are defined unfunded benefit obligations, whose changes in 2020 and 2019 were as follows:

	2020	2019
	US$'000	US$'000
Obligations at the beginning of year	32,795	28,049
Current service cost	1,580	1,951
Borrowing costs	242	524
Actuarial differences	(2,170)	4,432
Benefits paid	(1,037)	(1,581)
Exchange differences	3,086	(580)
Obligations at the end of year	34,496	32,795

At December 31, 2020 and 2019 the effect of a 1% change in discount rate would have resulted in a change to the provision of approximately $4,953 thousand and $4,767 thousand, respectively.

The following table reflects the gross benefit payments that are expected to be paid for the benefit plans for the year ended December 31, 2020:

2020
US$'000
2021	1,128
2022	1,129
2023	2,018
2024	2,322
2025	1,691
Years 2026-2030	9,065

The subsidiary recognized provisions in this connection based on an actuarial study performed by an independent expert.

South Africa

Defined benefit plans relate to Retirement medical aid obligations and Retirement benefits. Actuarial valuations are performed periodically by independent third parties and in the actuary’s opinion the fund was in a sound financial position. The valuation was based upon the amounts as per the latest valuation report received from third party experts.

Retirement medical aid obligations

The Company provides post-retirement benefits by way of medical aid contributions for employees and dependents.

Retirement benefits

It is the policy of the Company to provide retirement benefits to all its employees and therefore membership of the retirement fund is compulsory. The Company has both defined contribution and defined benefit plans. The pension fund obligation is recognized in current provisions as the Company will contribute the difference to the plan assets within the next 12 months.

In this regard, the changes of this provision in 2020 and 2019 were as follows:

	2020	2019
	US$'000	US$'000
Obligations at beginning of year	4,601	5,429
Current service cost	47	90
Borrowing costs	435	511
Actuarial differences	(1,238)	(1,291)
Benefits paid	(278)	(254)
Exchange differences	(106)	116
Obligations at end of year	3,461	4,601

At December 31, 2020 and 2019, the effect of a 1% change in the cost of the medical aid would have resulted in a change to the provision of approximately $378 thousand and $562 thousand, respectively.

The breakdown, in percentage, of the plan assets are as follows:

	2020	2019
Cash	1.84%	1.50%
Equity	41.70%	42.25%
Bond	18.53%	15.64%
Property	1.68%	2.78%
International	32.02%	32.51%
Others	4.23%	5.32%
Total	100.00%	100.00%

As of December 31, 2020 and 2019 the Plan assets amounted to $2,204 thousand and $2,126 thousand, respectively. Changes in the fair value of plan assets linked to the defined benefit plans in South Africa were as set forth in the following table:

	2020	2019
	US$'000	US$'000
Fair value of plan assets at the beginning of the year	2,126	1,906
Interest income on assets	200	194
Benefits paid	—	—
Actuarial differences	(77)	(81)
Other	(45)	107
Fair value of plan assets at the end of the year	2,204	2,126
Actual return on assets	122	113

Venezuela

Benefit Plan

The company FerroVen has pension obligations to all of its employees who, once reaching retirement age, have accumulated at least 15 years of service to the company and receive a Venezuelan Social Security Institute (IVSS) pension. In addition to the pension paid by the IVSS, 80% of the basic salary accrued when the pension benefit is awarded is guaranteed and paid by means of a lifelong monthly pension.

The most recent of the present value of the defined benefit obligation actuarial valuation was determined at December 31, 2020 by independent actuaries. The present value of the obligation for defined unfunded benefit cost, the current service cost and past service cost were determined using the projected unit credit method.

In this regards, the changes of this provision in 2020 and 2019 were as follows:

	2020	2019
	US$'000	US$'000
Obligations at the beginning of year	2,577	534
Current service cost	26	50
Borrowing costs	596	1,128
Benefits paid	(2)	(3)
Exchange differences	(956)	(1,200)
Other	(2,220)	2,068
Obligations at the end of year	22	2,577

The summary of the main actuarial assumptions used to calculate the aforementioned obligations is as follows:

	France		South Africa		Venezuela
	2020	2019	2020	2019	2020	2019
Salary increase	1.60%-6.10%	1.60%-6.10%	5.80%-9.10%	7.10%-7.60%	500%	7374%
Discount rate	0.75%	0.75%	9.80%-13.2%	9.5%-10.7%	536%	7673%
Expected inflation rate	1.60%	1.60%	4.80%-7.60%	5.1%-6.1%	550%	7374%
Mortality	TGH05/TGF05	TGH05/TGF05	SA 85-90 / PA (90)	SA 85-90 / PA (90)	GAM 83	UP94
Retirement age	65	65	63	63	65	62-63

High percentages are driven by driven by hyperinflationary economy in Venezuela.

North America

a. Defined Benefit Retirement and Post-retirement Plans

Globe Metallurgical Inc. (“GMI”) sponsors three non-contributory defined benefit pension plans covering certain employees, which were all frozen in 2003. Core Metals sponsors a non-contributory defined benefit pension plan covering certain employees, which was closed to new participants in April 2009.

Quebec Silicon Limited partnership (“QSLP”) sponsors a contributory defined benefit pension plan and postretirement benefit plan for certain employees, based on length of service and remuneration. Post-retirement benefits consist of a group insurance plan covering plan members for life insurance, disability, hospital, medical, and dental benefits. The contributory defined benefit pension plan was closed to new participants in December 2013. On December 27, 2013, the Communications, Energy and Paper Workers Union of Canada (“CEP”) ratified a new collective bargaining agreement, which resulted in a curtailment pertaining to the closure of the postretirement benefit plan for union employees retiring after January 31, 2016. The Company’s funding policy has been to contribute, as necessary, an amount in excess of the minimum requirements in order to achieve the Company’s long-term funding targets.

Benefit Obligations and Funded Status – The following provides a reconciliation of the benefit obligations, plan assets and funded status of the North American plans as of December 31, 2020 and 2019:

	2020				2019
	USA	Canada			USA	Canada
			Post-				Post-
	Pension	Pension	retirement		Pension	Pension	retirement
	Plans	Plans	Plans	Total	Plans	Plans	Plans	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Benefit obligation	39,214	28,110	9,632	76,956	37,272	25,626	8,739	71,637
Fair value of plan assets	(36,011)	(22,337)	—	(58,348)	(33,620)	(20,260)	—	(53,880)
Provision for pensions	3,203	5,773	9,632	18,608	3,652	5,366	8,739	17,757

All North American pension and post-retirement plans are underfunded. At December 31, 2020 and 2019, the accumulated benefit obligation was $67,324 thousand and $62,898 thousand for the defined pension plan and $9,632 thousand and $8,739 thousand for the post-retirement plans, respectively.

The assumptions used to determine benefit obligations at December 31, 2020 and 2019 for the North American plans are as follows:

	North America – 2020			North America – 2019
	USA	Canada		USA	Canada
	Pension	Pension	Postretirement	Pension	Pension	Postretirement
	Plan	Plan	Plan	Plan	Plan	Plan
Salary increase	N/A	2.75% - 3.00%	N/A	N/A	2.75% - 3.00%	N/A
Discount rate	2.25%	2.61%	2.75%	3.00%	3.15%	3.15%
Expected inflation rate	N/A	N/A	N/A	N/A	N/A	N/A
Mortality	Pri-2012 Blue Collar Mortality	CPM2014-Private	CPM2014-Private Scale CPM-B	Pri-2012 Blue Collar Mortality	CPM2014-Private	CPM2014-Private Scale CPM-B
Retirement age	65	58-60	58-60	65	58-60	58-60

The discount rate used in calculating the present value of our pension plan obligations is developed based on the BPS&M Pension Discount Curve for 2020 and 2019 and the Mercer Proprietary Yield Curve for 2020 and 2019 for QSLP Pension and post-retirement benefit plans and the expected cash flows of the benefit payments.

The Company expects to make discretionary contributions of approximately $1,304 thousand to the defined benefit pension and post-retirement plans for the year ending December 31, 2020.

The following reflects the gross benefit payments that are expected to be paid in future years for the benefit plans for the year ended December 31:

		Non-pension
		Postretirement
	Pension Plans	Plans
	US$'000	US$'000
2021	3,281	192
2022	3,300	189
2023	3,363	204
2024	3,402	214
2025	3,492	240
Years 2026-2030	17,561	1,550

The accumulated non-pension postretirement benefit obligation has been determined by application of the provisions of the Company’s health care and life insurance plans including established maximums, relevant actuarial assumptions and health care cost trend rates projected at 5.2% for 2020 and decreasing to an ultimate rate of 4.0% in fiscal 2040. At December, 31 2020 and 2019, the effect of a 1% increase in health care cost trend rate on the non-pension postretirement benefit obligation is $2,085 thousand and $1,809 thousand, respectively. At December, 31 2020 and 2019 the effect of a 1% decrease in health care cost trend rate on the non-pension postretirement benefit obligation is ($1,567) thousand and ($1,374) thousand.

The changes to these obligations in the current year ended December 31, 2020 were as follows:

	2020
	USA	Canada
	Pension	Pension	Post-retirement
	Plans	Plans	Plans	Total
	US$'000	US$'000	US$'000	US$'000
Obligations at the beginning of year	37,272	25,626	8,739	71,637
Service cost	147	149	330	626
Borrowing cost	1,085	800	275	2,160
Actuarial differences	3,020	2,252	278	5,550
Benefits paid	(2,083)	(1,249)	(170)	(3,502)
Exchange differences		532	180	712
Expenses	(227)	—	—	(227)
Obligations at the end of year	39,214	28,110	9,632	76,956

The plan assets of the defined benefit and retirement and post-retirement plans in North America are comprised of assets that have quoted market prices in an active market. The breakdown as of December 31, 2020 and 2019 of the assets by class are:

	2020	2019
Cash	33%	1%
Equity Mutual Funds	10%	44%
Fixed Income Securities	32%	55%
Assets held by insurance company	25%	—%
Total	100%	100%

For the year ended December 31, 2020, the changes in plan assets were as follows:

	2020
	USA	Canada
	Pension	Pension
	Plans	Plans	Total
	US$'000	US$'000	US$'000
Fair value of plan assets at the beginning of the year	33,620	20,260	53,880
Interest income on assets	973	530	1,503
Benefits paid	(2,083)	(1,187)	(3,270)
Actuarial return on plan assets	3,681	1,070	4,751
Exchange differences	—	711	711
Other	(180)	953	773
Fair value of plan assets at the end of the year	36,011	22,337	58,348

b. Other Benefit Plans

The Company administers healthcare benefits for certain retired employees through a separate welfare plan requiring reimbursement from the retirees.

The Company’s subsidiary, GMI, provides two defined contribution plans (401(k) plans) that allow for employee contributions on a pretax basis. The Company agrees to match 25% of participants’ contributions up to a maximum of 6% of compensation. Additionally, the Company sponsors a defined contribution plan for employees of Core Metals. Under the plan, the Company may make discretionary payments to salaried and non-union participants in the form of profit sharing and matching funds.

Other benefit plans offered by the Company include a Section 125 cafeteria plan for the pretax payment of healthcare costs and flexible spending arrangements.

Provisions for third-party liability

Environmental provision

Environmental provisions relate to $2,910 thousand of non-current environmental rehabilitation obligations as of December 31, 2020 (2019: $2,923 thousand) and $1,256 thousand of current environmental rehabilitation obligations as of December 31, 2020 (2019: $1,185 thousand).

Provisions for litigation

Certain employees of FerroPem, SAS, then known as Pechiney Electrometallurgie, S.A., may have been exposed to asbestos at its plants in France in the decades prior to FerroAtlántica’s purchase of that business in December 2004. The Company has recognized a provision of $1,080 thousand during the year ended December 31, 2020 as part of the current portion of Provisions for litigation (2019: $1,166 thousand). See Note 24 for further information.

The timing and amounts potential liabilities arising from such exposures is uncertain. The provision reflects the Company’s best estimate of the expenditure required to meet resulting obligations.

Provisions for third-party liability

Provisions for third-party liability relate to current obligations ($10,759 thousand) relating to health costs for retired employees (2019: $9,263 thousand) in the The Company’s subsidiary, FerroPem, SAS.

The following table reflects the gross benefit payments that are expected to be paid for the benefit plans for the year ended December 31, 2020:

2020
US$'000
2021	-
2022	585
2023	293
2024	292
2025	293
Years 2026-2030	1,499

The subsidiary recognized provisions in this connection based on an actuarial study performed by an independent expert.

Other provisions

Included in other provisions are current obligations arising from past actions that involve a probable outflow of resources that can be reliably estimated. Other provisions include taxes of $6,053 thousand (2019: $4,866 thousand) and other provisions of $44,703 thousand (2019: $16,134 thousand); $31,815 thousand are related to the tolling agreement with Cee-Dumbria facility as detailed in the below paragraph and $7,118 thousand are related to the accrued estimated costs of reclaiming the land after it has been mined for gravel or coal.

In November 2020, the Tribunal Superior de Justicia de Galicia dismissed the request of  separation of the Cee-Dumbria's hydroelectric plants and the ferroalloys plants. Grupo FerroAtlantica, S.A.U. has appealed the Sentencia to the Supreme Court and are awaiting the admission of the appeal. As a consequence of the court´s ruling, the Company has reconsidered to estimate on the term of the tolling agreement with Cee-Dumbria ferroalloys plant. The Company has recorded a provision amounting to $31,815 thousand (EUR 25,927 thousand).

16.  Bank borrowings

Bank borrowings comprise the following at December 31:

	2020
		Non-Current	Current
	Limit	Amount	Amount	Total
	US$'000	US$'000	US$'000	US$'000
Borrowings carried at amortised cost:
Credit facilities	100,000	—	27,237	27,237
Borrowings from receivable factoring facility	73,626	—	74,844	74,844
Other loans	—	5,277	249	5,526
Total		5,277	102,330	107,607

	2019
		Non-Current	Current
	Limit	Amount	Amount	Total
	US$'000	US$'000	US$'000	US$'000
Borrowings carried at amortised cost:
Credit facilities	100,000	45,449	12,600	58,049
Other loans	150,000	98,939	2,011	100,950
Total		144,388	14,611	158,999

Credit facilities

Credit facilities comprise the following at December 31:

	2020	2019
	US$'000	US$'000
Secured loans carried at amortised cost
Principal amount	31,155	62,835
Unamortised issuance costs	(3,918)	(4,786)
Accrued interest	—	—
Total	27,237	58,049

Amount due for settlement within 12 months	27,237	12,600
Amount due for settlement after 12 months	—	45,449
Total	27,237	58,049

On February 27, 2018, Ferroglobe entered into a revolving credit facility that provided for borrowings up to an aggregate principal amount of $250,000 thousand (the “Revolving Credit Facility”). The Revolving Credit Facility was amended on February 22, 2019, which included a reduction in the size of the facility from $250,000 thousand to $200,000 thousand. The Revolving Credit Facility was amended further on September 30, 2019, reducing the size of the facility from $200,000 thousand to $150,000 thousand. On October 11, 2019, the Revolving Credit Facility was repaid using the proceeds from the ABL Revolver and existing cash and cash equivalents, in the amounts of $134,570 thousand.

On October, 11, 2019, Ferroglobe subsidiaries Globe Specialty Metals, Inc., and QSIP Canada ULC, as borrowers, entered into a Credit and Security Agreement for a new $100 million north American asset-based revolving credit facility (the “ABL Revolver”), with PNC Bank, N.A., as lender.

The maximum advances granted by the lender are up to the lesser of (a) $100 million and (b) the Formula Amount. The Formula Amount at any time will be determined by reference to the most recent Borrowing Base Certificate delivered to PNC Bank, N.A. (the Agent), and is equal to (a) up to 85% of Eligible Receivables plus (b) the lesser of:

•	up to 75% of the cost of Eligible Inventory and eligible foreign-in transit inventory;

•	up to 85% of the appraised net orderly liquidation value of Eligible inventory, minus (c) Reserves, if any.

The Formula Amount is subject to the following limits:

•	inventory to account for up to 65% of the Formula Amount;

•	Canadian inventory up to $20 million;

•	eligible in-transit inventory of up to $10 million;

•	consigned inventory of up to $10 million;

•	consigned inventory of up to $7.5 million;

•	stores and spare parts inventory of up to $2 million;

•	packaging materials inventory of up to $500 thousand; and

•	receivables aged 90 to 120 days due of up to $5 million.

Subject to certain exceptions, loans under the ABL Revolver may be borrowed, repaid and reborrowed at any time until the facility’s expiration date. The legal maturity date of the ABL Revolver is October 11, 2024, which is five years after the initial drawdown under the facility. Notwithstanding this, the terms of the facility provide a spring forward provision which requires the ABL Revolver to be repaid on the date which is three (3) months prior to the maturity date of the senior Notes (March 1, 2022), which would currently imply a facility repayment date of December 1, 2021. Accordingly the ABL has been reclassified to short term as at December 31, 2020. This spring forward provision would adjust in respect of a refinancing of the senior Notes to be the date which is three (3) months prior to the date of any permitted refinancing of the Notes. There is a provision in the ABL Revolver credit agreement which requires the approval of PNC Bank, as agent on behalf of the lender, to the terms of any refinancing of the senior unsecured Notes and provides, inter alia, that the maturity date of such of refinancing shall be no earlier than January 9, 2025.

Interest Rates

Under the ABL Revolver, and in respect of LIBOR Rate Loans, the interest to be paid will be LIBOR plus aplicable margin, and in respect of Domestic Rate Loans, the interest will be ABR plus aplicable margin. ABR shall mean the highest of (i) the PNC Bank prime rate, (ii) overnight bank funding rate plus 0.5% and (iii) daily LIBOR plus 1.0%.

The applicable margin is based on the average undrawn availability of the ABL Revolver. The undrawn availability is an amount equal to:

•	the lesser of (i) $100 million and (ii) the Formula Amount; minus

•	the maximum undrawn amount of $10 million all outstanding letters of credit; minus

•	the outstanding amount of revolving advances and swing loans, with a limit of $45 million

Therefore, three levels are established depending on the average undrawn availabity. The Level I means that the average undrawn availability is higher than 66.7%, the applicable LIBOR rate margin will be 2.50% and the aplicable Domestic rate margin will be 1.50%. The Level II means that the average undrawn availability is more than 33.3% to less or equal 66.7%, the applicable LIBOR rate margin will be 2.75% and the applicable Domestic rate margin will be 1.75%. The Level III means if average undrawn availability is lower or equal to 33.3%, the applicable LIBOR rate margin will be 3.00% and the Domestic rate margin will be 2.00%. As a result, the applicable margin from the Closing date of the ABL Revolver to January 1, 2020, will be Level III rate. Thereafter, effective as of the first day of each calendar quarter, the rate corresponding to the average daily undrawn availability for the most recently completed calendar quarter.

Guarantees and security

Ferroglobe PLC was not required to provide a guarantee of the ABL Revolver, but entered into a Non-Recourse Pledge Agreement with lender in respect of its shares in Globe Specialty Metals, Inc.

Covenants

The ABL Revolver contains certain affirmative covenants relating to, among other things: (i) preservation of existence; (ii) payment of taxes; (iii) continuation of business; (iv) maintenance of insurance on its properties and assets; (v) maintenance and protection of rights of properties; (vi) visitation rights granted to the Administrative Agent and (vii) maintain and keep proper books of record and account. The ABL Revolver also contains certain negative covenants, relating to, among other things: (i) debt; (ii) liens; (iii) liquidations, mergers or consolidation; (iv) amendment of organizational documents; (v) restricted payments (including dividends, distributions, issuances of equity interests, redemptions and repurchases of equity interests); (vi) sale and leaseback transactions and (vii) further negative pledges. The ABL Revolver does not contain any leverage-based or financial ratio-based covenants, but requires minimum undrawn availability of $10,000 thousand and a restricted cash reserve of $22,500 thousand. See Note 10.

Under the ABL Revolver, Globe Specialty Metals, Inc., and QSIP Canada ULC pledged assets as collateral to PNC Bank as follows: eligible third party receivables in the sum of $31M, and eligible inventory including raw materials, WIP, finished goods, spare parts and packaging in the sum of $25M. Deducted from the eligible assets are outstanding letters of credit equaling $6M, reserves $0.6M and a minimum undrawn availability of $10M, leaving a total ABL Revolver balance of $38M as at December 31, 2020.

Repayment of the ABL in March, 2021

On March 16, 2021, the Company has repaid in its entirety the remaining balance at the date for an amount equal to $39,476 thousand, cancelling its obligations derived from the contract. See Note 30.

Borrowings from receivable factoring facility

On October 2, 2020, the Company ended the receivables funding agreement over European receivables, signing a new factoring agreement with a Leasing and Factoring Agent, for anticipating the collection of receivables of the Company’s European entities. As a result of the agreement, the Agent provided a cash consideration of circa $48.8 million, repurchased the receivables portfolio sold to the SPE on September 28, and consequently assumed the loan tranche of the senior borrower to the SPE. Also, the senior loan and intermediate subordinate loan tranches were paid with internal sources of funds, terminating the financing structure of the securitization program (See Note 10).

The main characteristics of the agreement are the following:

-	the maximum cash consideration advanced for the financing facility is up to EUR 60,000 thousand;

-	over collateralization of 10% of accounts receivable as guarantee provided to the Agent until payment has been satisfied;

-	Annual fee of 0.15% applied to the annual revenues ceded to the Agent;

-	Financing commission of 1% charged annually;

Other conditions are set in relation to credit insurance policy has been structured in an excess of loss policy where the first EUR 5,000 thousand of bad debt losses are not covered by the insurance provider. The Company has assumed the cash collateralization for the entire excess of loss, as agreed in contractual terms.

Judgements relating to the recognition criteria

The Company has assessed whether it has transferred substantially all risks and rewards, continuing to be exposed to the variable returns from its involvement in the factoring agreement as it is exposed to credit risk as, the conclusion is that the derecognition criteria is not applicable and thefore, the account receivables sold is presented in the balance as the cash received is presented as an obligation to be repaid as bank borrowings.

As of December 31, 2020, the Company exceeded the limit, the lender agreed a temporary increase of the limit.

Other Loans

Loans in respect of Receivables Funding Agreement

As a result of the consolidation of the SPE since September 5, 2019, that part of the purchase price of the accounts receivable sold into the receivables securitization program not received in cash is deferred in the form of loans, in senior and subordinated tranches, held by the Company.

During 2019, following certain termination events under the current accounts receivable program, ING’s senior loan commitments were reduced to $75,000 thousand and the Company and ING agreed the program would terminate during the fourth quarter of 2019, unless otherwise refinanced.

On December 10, 2019, the Company refinanced the program and amended and restated its terms. The SPE repaid the remaining senior loans to ING with the proceeds of new senior loans issued by an affiliate of Sound Point Capital Management LP. The new senior lender’s commitments under the amended and restated securitization program are $150,000 thousand, of which $104,130 was drawn at December 31, 2019. Finacity remained as intermediate subordinated lender and the Company’s European subsidiaries continue as senior subordinated and junior subordinated lenders as well as having a new interest in the senior and intermediate subordinated loan tranches. The reconstituted program has a two-year term until December 10, 2021.

On February 6, 2020, the Company entered an amended and restated accounts receivables securitization program. The senior lender’s commitments under the amended and restated securitization program are $150,000 thousand. Finacity remained as intermediate subordinated lender providing a cash consideration of $2,808 thousand, and the Company’s European subsidiaries continued as senior subordinated and junior subordinated lenders as well as, having interests in the senior and intermediate subordinated loan tranches.

During the year ended December 31, 2020, the Company has repaid $107,657 thousand in order to, prior to the termination of receivables funding agreement, optimize the level of borrowings of the SPE with the level of receivables in the securitization, and cancel all commitments in respect of loan tranches held by the Company.

Other Loans

Include loans held by The Company to finance their current activities in France, signed in July for an amount of USD 5,277 thousand. The loan is zero interest rate, guaranteed by French government, and the initial period is one year duration, with repayment of up to five years.

Foreign currency exposure of bank borrowings

The breakdown by currency of bank borrowings at December 31, is as follows:

	2020
	Non-Current	Current
	Principal	Principal
	Amount	Amount	Total
	US$'000	US$'000	US$'000
Borrowings in US Dollars	—	27,486	27,486
Borrowings in Euros	5,277	74,844	80,121
Total	5,277	102,330	107,607

2019
	Non-Current	Current
	Principal	Principal
	Amount	Amount	Total
	US$'000	US$'000	US$'000
Borrowings in US Dollars	144,388	14,611	158,999
Borrowings in other currencies	—	—	—
Total	144,388	14,611	158,999

Contractual maturity of non-current bank borrowings

The contractual maturity of non-current bank borrowings at December 31, 2020, was as follows:

	2020
	2021	2022	Total
	US$'000	US$'000	US$'000
Credit facilities	27,237	—	27,237
Borrowings from supplier factoring facility	74,844	—	74,844
Other loans	249	5,277	5,526
Total	102,330	5,277	107,607

17.  Leases

Lease obligations

Lease obligations as at December 31 are as follows:

	2020			2019
	Non-			Non-
	Current	Current	Total	Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Other leases	13,994	8,542	22,536	16,972	8,900	25,872
Total	13,994	8,542	22,536	16,972	8,900	25,872

The detail, by maturity, of the non-current payment obligations under leases as of December 31, 2020 is as follows:

	2022	2023	2024	2025	2026 and after	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Other leases	6,177	4,319	1,287	824	1,387	13,994
Total	6,177	4,319	1,287	824	1,387	13,994

Future net minimum lease payments are as follows:

	Undiscounted minimum lease payments		Present value of minimum lease payments
	2020	2019	2020	2019
	US$'000	US$'000	US$'000	US$'000
Within 1 year	8,836	10,161	8,542	8,900
Between 1 and 5 years	13,488	17,569	12,608	16,256
After 5 years	1,748	911	1,386	716
Total minimum lease payments	24,072	28,641	22,536	25,872
Less: amounts representing finance lease charges	1,536	2,769	—	—
Present value of minimum lease payments	22,536	25,872	22,536	25,872

IFRS 16 has had the following effect on components of the consolidated financial statements:

2020
US$'000
Balance at December 31, 2019	(25,872)
Additions	(5,471)
Disposals and other	102
Interest	(1,358)
Lease payments	11,673
Exchange differences	(1,610)
Balance at December 31, 2020	(22,536)

On January 1, 2020, lease liabilities were discounted at the incremental borrowing rate was 5.5% for the year ended December 31, 2020.

Leases are presented as follows in the Statement of financial position:

2020
US$'000
Non-current assets
Leased land and buildings	17,588
Leased plant and machinery	24,446
Accumulated depreciation	(22,498)

Non-current liabilities
Lease liabilities	(13,994)

Current liabilities
Lease liabilities	(8,542)

Leases are presented as follows in the Consolidated income statement:

2020
US$'000
Depreciation and amortization charges, operating allowances and write-downs
Depreciation of right of use assets	10,112

Finance costs
Interest expense on lease liabilities	1,358

Exchange differences
Currency translation gains on lease liabilities	(1,610)
Currency translation losses on right of use assets	2,138

Leases are presented as follows in the Statement of cash flows:

2020
US$'000
Payments for:
Principal	10,315
Interest	1,358

18.  Debt instruments

Debt instruments comprise the following at December 31:

	2020	2019
	US$'000	US$'000
Unsecured notes carried at amortised cost
Principal amount	350,000	350,000
Unamortised issuance costs	(3,380)	(5,986)
Accrued coupon interest	10,888	10,937
Total	357,508	354,951

Amount due for settlement within 12 months	10,888	10,937
Amount due for settlement after 12 months	346,620	344,014
Total	357,508	354,951

On February 15, 2017, Ferroglobe and Globe (together, the “Issuers”) issued $350,000 thousand aggregate principal amount of 9.375% senior unsecured notes due March 1, 2022 (the “Notes”). The proceeds were used primarily to repay existing indebtedness, including borrowings, certain credit facilities and other loans. Issuance costs of $12,116 thousand were incurred. The principal amounts of the senior Notes issued by each of Ferroglobe and Globe were $150,000 thousand and $200,000 thousand, respectively. Interest on the Notes is payable semi-annually on March 1 and September 1 of each year, commencing on September 1, 2017.

At any time prior to March 1, 2019, the Issuers might have redeemed all or a portion of the Notes at a redemption price based on a “make-whole” premium. At any time on or after March 1, 2019, the Issuers might redeem all or a portion of the Notes at redemption prices varying based on the period during which the redemption occurs. In addition, at any time prior to March 1, 2019, the Issuers might have redeemed up to 35% of the aggregate principal amount of the Notes with the net proceeds from certain equity offerings at a redemption price of 109.375% of the principal amount of the Notes, plus accrued and unpaid interest.

The Notes are senior unsecured obligations of the Issuers and are guaranteed on a senior basis by certain subsidiaries of Ferroglobe. The Notes are listed on the Irish Stock Exchange. The associated Indenture contains certain negative covenants. Additionally, if the Issuers experience a change of control the Indenture requires the Issuers to offer to redeem the Notes at 101% of their principal amount. Grupo Villar Mir S.A.U. owns 53.9% of the Company's outstanding shares and has pledged them to secure its obligations to certain banks. The Company would experience a change in control and would be required to offer redemption of bonds in accordance with the Indenture if Grupo Villar Mir S.A.U. defaults on the underlying loan. See Note 27 for further information.

The fair value of the Notes, determined by reference to the closing market price on the last trading day of the year, was $268,538 thousand as at December 31, 2020 (December 31, 2019: $219,118 thousand).

Agreement in Principle on the Terms of the financing proposal

As of the date of the consolidated financial statements, holders holding approximately 96% in aggregate principal amount of Notes have signed a lock-up agreement (the “Lock-Up Agreement”) with the Ad Hoc Group Noteholders, Grupo VM and affiliates of Tyrus Capital to support the proposed restructuring as set out in the Lock-Up Agreement and including an extension of the bond maturity, but there can be no assurance that such support will not be withdrawn prior to implementation of the proposed restructuring or that, if withdrawn, additional consents required to implement the proposed restructuring will be obtained. As a result of these uncertainties, we cannot assure you that the proposed restructuring will be implemented. See Note 30.

19.  Other financial liabilities

Other financial liabilities comprise the following at December 31:

	2020			2019
	Non-			Non-
	Current	Current	Total	Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Financial loans from government agencies	29,094	34,802	63,896	33,557	23,382	56,939
Derivative financial instruments	—	—	—	9,600	—	9,600
Total	29,094	34,802	63,896	43,157	23,382	66,539

Financial loans from government agencies

On September 8, 2016, FerroAtlántica, S.A.U, as borrower, and the Spanish Ministry of Industry, Tourism and Commerce (the “Ministry”), as lender, entered into two loan agreements under which the Ministry made available to the borrower loans in aggregate principal amount of €44,999 thousand and €26,909 thousand, respectively, in connection with industrial development projects relating to the Company’s solar grade silicon project. The loan is contractually due to be repaid in 7 installments over a 10-year period with the first three years as a grace period. The loan of €26,909 thousand was repaid in April 2018. Interest on outstanding amounts under each loan accrues at an annual rate of 3.55%. As of December 31, 2020, the amortized cost of the loan was €44,824 thousand (equivalent to $55,004 thousand) (2019: €44,765 thousand and $50,289 thousand). In November 2018, FAU agreed to transfer to OpCo certain assets which had been acquired with the proceeds of the REINDUS Loan and used exclusively by OpCo in connection with the joint venture in consideration of OpCo assuming liability for the REINDUS Loan. Reindus loan fair value as of December 31, 2020 amounting of $57,366 thousand.

The agreements governing the loans contain the following limitations on the use of the proceeds of the outstanding loan: (1) the investment of the proceeds must occur between January 1, 2016 and February 24, 2019; (2) the allocation of the proceeds must adhere to certain approved budget categories; (3) if the final investment cost is lower than the budgeted amount, the borrower must reimburse the Ministry proportionally; and (4) the borrower must comply with certain statutory restrictions regarding related party transactions and the procurement of goods and services. On May 24, 2019, a report on uses of the loan was presented to the Ministry. On January 26, 2021, the Company received a decision from the Administration under which it has been agreed to extend the grace period and the term of loan, and it will be completed by 2030 (see Note 30).

The remaining non-current and current balances are related to loans granted mainly by French and Spanish government agencies.

Derivative financial instruments

Derivative financial instruments comprise the following at December 31:

	2020	2019
	US$'000	US$'000
Derivatives designated as hedging instruments
Cross currency swap	—	7,481

Derivatives not designated as hedging instruments
Cross currency swap	—	2,119
	—	9,600

Cross currency swap

The Company's operations generate cash flows predominantly in Euros and US dollars. The Company is exposed to exchange rate fluctuations between these currencies as it expects to convert Euros into US dollars to settle a proportion of the interest and principal of the Notes (see Note 18). To manage this currency risk, the Parent Company entered a cross-currency swap (the “CCS”) on May 12, 2017 where on a semi-annual basis it will receive interest of 9.375% on a notional of $192,500 thousand and pay interest of 8.062% on a notional of €176,638 thousand and it will exchange these Euro and US dollar notional amounts at maturity of the Notes in 2022. The timing of payments of interest and principal under the CCS coincide exactly with those of the Notes.

In March, 2020, the Company closed out the cross currency swap resulting in the receipt of cash proceeds of $3,608 thousand.

The fair value of the CCS at December 31, 2020 was $ nil thousand (2019: $9,600 thousand) (see Note 28).

The Parent Company, which has an Euro functional currency, designated $150,000 thousand of the notional amount of the CCS as a cash flow hedge of the variability of the Euro functional currency equivalents of the future US dollar cash flows of $150,000 thousand of the principal amount of the Notes. In March, 2020, the CCS hedging foreign exchange risk of the Notes was close out resulting in a change in fair value of $11,161 thousand since the last year end closing. As 77% of the derivative was designated as hedging instrument in a cashflow hedge relationship, $3,168 thousand were recognized in finance income in the income statements for the non-designated portion (2019: $2,729 thousand) and $11,161 thousand were recognized through other comprehensive income in the valuation adjustments reserve (2019: $9,663 thousand gain). Considering that the hedged item remains as a highly probable transaction, the corresponding valuation adjustment reserve should be reclassified to the income statement as the hedged item affects profit or loss over the period to maturity of the Notes. In that sense, during the period of 2020 amounts transferred from the valuation adjustments reserve to the income statement comprise a gain of $5,090 thousand transferred to exchange differences (2019: $2,874 thousand) and a gain of $429 thousand transferred to finance costs (2019: $1,639 thousand). At December 31, 2020, a balance of $(2,226) thousand in respect of the cash flow hedge of the CCS remained in the valuation adjustment reserve.

The remaining $42,500 thousand of the notional amount of the CCS was not designated as a cash flow hedge before closed out and was accounted for at fair value through profit or loss, resulting in a gain of $3,164 thousand for the year ended December 31, 2020, which is recorded in financial derivative gain in the consolidated income statement (2019: $2,736 thousand).

Interest rate swaps

The Company previously entered into interest rate swaps to manage the risk of changes in interest rates on certain non-current and current obligations. Since June 30, 2015, the interest rate swaps have been considered as ineffective hedges and as a result the changes in fair value of these derivatives are recognized through profit or loss. During the year ended December, 31, 2019 the Company disposed of the swap relating to the lease of hydroelectrical installations as part of the sale of its 100% interest in subsidiary FerroAtlántica, S.A.U. (“FAU”) to investment vehicles affiliated with TPG Sixth Street Partners.

20.   Trade and other payables

Trade and other payables compose the following at December 31:

	2020	2019
	US$'000	US$'000
Payable to suppliers	147,512	189,092
Trade notes and bills payable	1,689	137
Total	149,201	189,229

21.   Other liabilities

Other liabilities comprise the following at December 31:

	2020			2019
	Non-			Non-
	Current	Current	Total	Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Payable to non-current asset suppliers	130	2,633	2,763	182	6,989	7,171
Guarantees and deposits	17	266	283	18	—	18
Remuneration payable	20	27,552	27,572	38	33,003	33,041
Tax payables	—	23,177	23,177	—	22,459	22,459
Contingent consideration	14,859	1,773	16,632	20,338	1,626	21,964
Other liabilities	1,741	10,592	12,333	5,330	32,352	37,682
Total	16,767	65,993	82,760	25,906	96,429	122,335

Tax payables

Tax payables comprise the following at December 31:

	2020		2019
	Current	Total	Current	Total
	US$'000	US$'000	US$'000	US$'000
VAT	4,061	4,061	8,234	8,234
Accrued social security taxes payable	13,266	13,266	7,781	7,781
Personal income tax withholding payable	1,111	1,111	1,351	1,351
Other	4,739	4,739	5,093	5,093
Total	23,177	23,177	22,459	22,459

Share-based compensation

a. Equity Incentive Plan

On May 29, 2016, the board of Ferroglobe PLC adopted the Ferroglobe PLC Equity Incentive Plan (the “Plan”) and on June 29, 2016 the Plan was approved by the shareholders of the Company. The Plan is a discretionary benefit offered by Ferroglobe PLC for the benefit of selected senior employees of Ferroglobe PLC and its subsidiaries. The Plan’s main purpose is to reward and foster performance through share ownership. Awards under the plan may be structured either as conditional share awards or options with a $nil exercise price (nil cost options). The awards are subject to a service condition of three years from the date of grant.

Details of the Plan awards during the current and prior years are as follows:

Number of awards
Outstanding as of December 31, 2018	1,025,042
Granted during the period	1,184,441
Expired/forfeited during the period	(33,630)
Outstanding as of December 31, 2019	2,175,853
Granted during the period	882,850
Exercised during the period	(150,494)
Outstanding as of December 31, 2020	2,908,209

Exercisable as of December 31, 2020	456,968

The awards outstanding under the Plan at December 31, 2020 and December 31, 2019 were as follows:

	Performance Period			Fair Value at
Grant Date	(three years ended)	Expiration Date	Exercise Price	Grant Date	2020	2019
December 16, 2020	December 31, 2024	December 16, 2030	nil	$1.23	882,850	—
March 13, 2019	December 31, 2022	March 13, 2029	nil	$2.69	1,184,441	1,184,441
June 14, 2018	N/A	June 13, 2028	nil	$9.34	78,694	129,930
March 21, 2018	December 31, 2021	March 20, 2028	nil	$22.56	287,080	287,080
June 20, 2017	December 31, 2020	June 20, 2027	nil	$15.90	17,342	17,342
June 1, 2017	N/A	June 1, 2027	nil	$10.96	834	19,463
June 1, 2017	December 31, 2020	June 1, 2027	nil	$16.77	346,215	382,002
November 24, 2016	December 31, 2019	November 24, 2026	nil	$16.66	110,753	155,595
					2,908,209	2,175,853

The awards outstanding as of December 31, 2020 had a weighted average remaining contractual life of 11.93 years (2019: 8.52 years).

At December 31, 2020, 2,828,681 of the outstanding awards were subject to performance conditions (2019: 2,026,460 awards). For those awards subject to performance conditions, upon completion of the three year service period, the recipient will receive a number of shares or nil cost options of between 0% and 200% of the above award numbers, depending on the financial performance of the Company during the performance period. The performance conditions can be summarized as follows:

Vesting Conditions
40% base on share price
30% base on Operating (Loss) profit plus depreciation and amortization charges
20% based on net cash flow

There were no performance obligations linked to 79,528 of the awards outstanding at December 31, 2020 (2019: 149,393 awards). These awards were issued as deferred bonus awards and vest subject to remaining in employment for three years.

Fair Value

The weighted average fair value of the awards granted during the year ended December 31, 2020 was $1.23 (2019: $2.69). The Company estimates the fair value of the awards using Stochastic and Black-Scholes option pricing models. Where relevant, the expected life used in the model has been adjusted for the remaining time from the date of valuation until options are expected to be received, exercise restrictions (including the probability of meeting market conditions attached to the option), and performance considerations. Expected volatility is calculated over the period commensurate with the remainder of the performance period immediately prior to the date of grant.

The following assumptions were used to estimate the fair value of the awards:

	Grant date
	December 16, 2020	March 13, 2019	March 21, 2018	June 20, 2017	June 01, 2017
Fair value at grant date	$1.23	$2.69	$22.56	$15.90	$16.77
Grant date share price	$1.61	$2.44	$15.19	$10.50	$10.96
Exercise price	Nil	Nil	Nil	Nil	Nil
Expected volatility	91.30%	53.54%	49.86%	43.15%	43.09%
Option life	4.00 years	3.00 years	3.00 years	3.00 years	3.00 years
Dividend yield	—	—%	—%	—%	—%
Risk-free interest rate	0.27%	2.40%	2.48%	1.52%	1.44%
Remaining performance period at grant date	4.04	2.81	2.78	2.53	2.58
Company TSR at grant date	NA	(48.1)%	2.1%	(0.3)%	4.0%
Median comparator group TSR at grant date	NA	(4.8)%	(6.2)%	(7.2)%	(3.7)%
Median index TSR at grant date	NA	10.9%	(8.4)%	0.6%	4.8%

At the date of grant for these awards, all of the opening averaging period and some of the performance period had elapsed. The Company’s TSR relative to the median comparator group TSR and median index TSR at grant date may impact the grant date fair value; starting from an advantaged position increases the fair value and starting from a disadvantaged position decreases the fair value.

To model the impact of the TSR performance conditions, we have calculated the volatility of the comparator group using the same method used to calculate the Company’s volatility, using historical data, where available, which matches the length of the remaining performance period grant date.

The Company’s correlation with its comparator group was assessed on the basis of all comparator group correlations, regardless of the degree of correlation, have been incorporated into the valuation model.

For the year ended December 31, 2020, share-based compensation expense related to this stock plan amounted to $2,017 thousand, which is recorded in staff costs (2019: $4,879 thousand).

Prior to the business combination, shares of Globe Specialty Metals common stock were registered pursuant to Section 12(b) of the Exchange Act and listed on NASDAQ. As a result of the business combination between Ferroglobe and Globe, each share of Globe common stock was converted into the right to receive one Ferroglobe ordinary share. The shares of Globe common stock were suspended from trading on NASDAQ effective as of the opening of trading on December 24, 2015. Ferroglobe ordinary shares were approved for listing on The NASDAQ Global Market. At the effective time of the business combination, GSM stock and stock-based awards were replaced with stock and stock-based awards of Ferroglobe in a one to one exchange.

There were not options that were exercised and 25,000 share options that expired during the year ended December 31, 2020 (2019: no options were exercised and 78,630 share options expired during the year).

A summary of options outstanding is as follows:

			Weighted-
			Average
		Weighted-	Remaining
		Average	Contractual	Aggregate
	Number of	Exercise	Term in	Intrinsic
	Options	Price	Years	Value
Outstanding as of December 31, 2018	103,630	$19.40	0.44	$1,774
Expired/forfeited during the period	(78,630)	20.25
Outstanding as of December 31, 2019	25,000	$16.70	0.16	$—
Expired/forfeited during the period	(25,000)	—
Outstanding as of December 31, 2020	—	$16.7	0.16	$—

Exercisable as of December 31, 2020	—	$16.7	0.16	$—

At December 31, 2020 there are total vested options of zero and no unvested options outstanding (2019: vested options of 25,000 and no unvested options).

For the year ended December 31, 2020, share based compensation income related to stock options under this plan was $ zero thousand (2019: $ zero thousand).  The expense is reported within staff costs in the consolidated income statement.

For the year ended December 31, 2020, the Company did settle options by an amount of $12 thousand.

b. Executive bonus plan assumed under business combination with Globe

Prior to the business combination, the Globe also issued restricted stock units under the Company’s Executive Bonus Plan. The fair value of restricted stock units is based on quoted market prices of the Company’s stock at the end of each reporting period. These restricted stock units proportionally vest over three years, but are not delivered until the end of the third year. The Company will settle these awards by cash transfer, based on the Company’s stock price on the date of transfer. For the year ended December 31, 2020, no restricted options were exercised and for the year ended December 31, 2019, no restricted options were exercised. As of December 31, 2020, and 2019, restricted stock units of 26,268 were outstanding.

For the year ended December 31, 2020, share based compensation expense for these restricted stock units was $18 thousand (2019: $17 thousand income before tax and $11 thousand income after tax). The income is reported within staff costs in the consolidated income statement. At December 31, 2020 and 2019, the liability associated with the restricted stock option was $43 thousand and $26 thousand, respectively included in other current liabilities.

c. Stock appreciation rights assumed under business combination with Globe

Globe issued cash-settled stock appreciation rights as an additional form of incentivized bonus. Stock appreciation rights vest and become exercisable in one-third increments over three years. The Company settles all awards by cash transfer, based on the difference between the Company’s stock price on the date of exercise and the date of grant. The Company estimates the fair value of stock appreciation rights using the Black-Scholes option pricing model. There were 443,511 stock appreciation rights cancelled and nil stock appreciation rights exercised during the year ended December 31, 2020 (2019: 150,000 stock appreciation rights cancelled and nil stock appreciation rights exercised).

As of December 31, 2020, and 2019, there were 16,510 and 460,021 stock appreciation rights outstanding, respectively.

For the year ended December 31, 2020 compensation income for these stock appreciation rights was $1 thousand before tax and $1 thousand after tax (2019:  $61 thousand income before tax and $39 thousand income after tax). As of December 31, 2020, the liability associated with the stock appreciation rights is $ zero thousand and is included in other current liabilities (2019: liability of $2 thousand included within other liabilities).

Contingent consideration

On February 1, 2018 the Company acquired 100% of the outstanding ordinary shares of Kintuck (France) SAS and Kintuck AS from a wholly-owned subsidiary of Glencore International AG (“Glencore”) and obtained control of both entities. The new subsidiaries were renamed as Ferroglobe Mangan Norge AS and Ferroglobe Manganèse France SAS. The Company completed the acquisition through its wholly-owned subsidiary Ferroatlántica., see Note 5. Consideration included both cash and contingent consideration.

The contingent consideration arrangement requires the Company to pay the former owners of Kintuck (France) SAS and Kintuck AS a sliding scale commission based on the silicomanganese and ferromanganese sales spreads of Ferroglobe Mangan Norge and Ferroglobe Manganèse France, up to a maximum amount of $60,000 thousand (undiscounted). The contingent consideration applies to sales made up to eight and a half years from the date of acquisition and if it applies, the payment is on annual basis.

The potential undiscounted amount of all future payments that the Company could be required to make under the contingent consideration arrangement is between $nil thousand and $60,000 thousand.

The fair value of the contingent consideration arrangement as at December, 31, 2020 of $16,632 thousand (2019: $21,965 thousand) was estimated by applying the income approach based on a Monte Carlo simulation considering various scenarios of fluctuation of future manganese alloy spreads as well at the cyclicality of manganese alloy pricing. The fair value measurement is based on significant inputs that are not observable in the market, which IFRS 13 Fair Value Measurement refers to as Level 3 inputs. Key assumptions include discount rates of 12.5 percent and 11.5 percent for Ferroglobe Mangan Norge and Ferroglobe Manganèse France respectively (2019: 11.5 percent and 11.0 percent), prices, spread and cost assumptions. Average simulated revenues in Ferroglobe Mangan Norge and Ferroglobe Manganèse France combined are between $135,868 thousand and $262,441 thousand per year (2019: between $157,276 thousand and $317,507 thousand). The liability has decreased primarily driven by a reduction in forecasted volumes as a result of the current market outlook, increased operational costs and the combined impact of FX and inflation forecasts, this was partially offset by a reduction in variable costs. Changes in the value of contingent consideration are presented in cost of sales.

22.	Tax matters

The components of current and deferred income tax expense (benefit) are as follows:

	2020	2019	2018
	US$'000	US$'000	US$'000
Consolidated income statement
Current income tax
Current income tax charge	4,307	2,133	22,795
Adjustments in current income tax in respect of prior years	901	4,753	(865)
Adjustments in current income tax due to discounted operations	—	—	(3,776)
Total	5,208	6,886	18,154

Deferred tax
Origination and reversal of temporary differences	(20,961)	(48,618)	2,500
Impact of tax rate changes	-	(46)	98
Impairment of deferred tax assets	37,660	—	—
Adjustments in deferred tax in respect of prior years	33	237	(293)
Total	16,732	(48,427)	2,305
Income tax expense (benefit)	21,939	(41,541)	20,459

As the Company has significant business operations in Spain, France, South Africa and the United States, a weighted effective tax rate is considered to be appropriate in estimating the Company’s expected tax rate. The following is a reconciliation of tax expense based on a weighted blended statutory income tax rate to our effective income tax expense for the years ended December 31, 2020, 2019, and 2018:

	2020	2019	2018
	US$'000	US$'000	US$'000
Accounting profit/(loss) before income tax	(222,420)	(411,818)	35,568
Adjustment for discontinued operations	(5,399)	(28,135)	—
Accounting profit/(loss) before income tax	(227,819)	(439,954)	—
At weighted effective tax rate of 24% (2019: 24% and 2018: 49%)	(54,294)	(105,369)	17,409
Non-taxable income/(expenses)	—	(17,020)	(14,856)
Non-deductible expenses	6,779	49,390	25,079
Movements in unprovided deferred tax	—	4,604	7,620
Differing territorial tax rates	3,064	(3,987)	(2,262)
Adjustments in respect of prior periods	(50)	2,160	(1,038)
Other items	70,123	20,407	(4,936)
Elimination of effect of interest in joint ventures	899	917	1,079
Other permanent differences	(389)	9,234	1,242
Incentives and deductions	(2,456)	(1,302)	(6,944)
US State taxes	(1,737)	(824)	1,235
Taxable capital gains	—	249	607
Adjustments in current income tax due to discontinued operations	—	—	(3,776)
Income tax (expense)/benefit	21,939	(41,541)	20,459

The Tax Cuts and Jobs Act (“TCJA”) was enacted into law on December 22, 2017. The material impact of the TCJA on the Company's 2017 position was a deferred tax credit of $31.2 million representing the remeasurement of the Company’s U.S. net deferred tax liability as a consequence of the reduction of the U.S. federal corporate statutory tax rate from 35% to 21% with effect from January 1, 2018. A one-off tax charge of $1.7 million representing the Company’s best estimate of its transition tax liability was recorded in 2017 and reversed in the prior period following a comprehensive review of the foreign historic earnings and profits subject to tax under the new law.

Current tax assets and liabilities

	2020	2019
	US$'000	US$'000
Current tax assets
Income tax receivable	12,072	27,930

Current tax liabilities
Income tax payable	2,538	3,048

Net tax assets	9,534	24,882

Deferred tax assets and liabilities

For the year ended December 31, 2020:

	Opening Balance	Prior Year Charge	Recognised in P&L	Impairment of Deferred Tax Assets	Reclassifications	Exchange Differences	Closing Balance
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Intangible assets	(414)	—	(44)		—	(0)	(458)
Biological assets	(1)	—	—		—	—	(1)
Provisions	15,928	—	2,757	(3,357)	(1,655)	562	14,235
Property, plant & equipment	(64,697)	—	16,094	(219)	434	125	(48,263)
Inventories	(2,542)	—	639		1,993	(26)	64
Hedging Instruments	—	—	—		—	0	0
Tax losses	41,728	—	(1,073)	(33,162)	(154)	2,187	9,525
Incentives & credits	2,139	—	—	(921)	169	40	1,426
Partnership interest	(9,890)	—	1,647		(740)	—	(8,983)
Other	3,243	—	909		533	(10)	4,674
Total	(14,506)	—	20,928	(37,660)	580	2,878	(27,781)

Ferroglobe has writen off the deferred tax assets in relation to Spanish $18,896 thousand, French $15,826 thousand, SouthAfrica $1,044 thousand and Argentinean $1,894 thousand, from the balance sheet. In these tax jurisdictions there is not sufficient taxable temporary differences that can be utilised against the unused tax losses.

Presented in the statement of financial position as follows:

	2020	2019
	US$'000	US$'000
Deferred tax assets	31,528	68,404
Deferred tax liabilities	(59,309)	(82,910)
Net Total Deferred Tax (Liability)	(27,781)	(14,506)

Unrecognised deductible temporary differences, unused tax losses and unused tax credits

	2020	2019
	US$'000	US$'000
Unused tax losses	513,189	428,665
Unused tax credits	8,685	7,949
Unrecognised deductible temporary differences	106,952	79,733
Total	628,826	516,347

Management of tax risks

The Company is committed to conducting its tax affairs consistent with the following objectives:

(i)	to comply with relevant laws, rules, regulations, and reporting and disclosure requirements in whichever jurisdiction it operates;

(ii)	to maintain mutual trust, transparency and respect in its dealings with all tax authorities; and

(iii)	to adhere with best practice and comply with the Company's internal corporate governance procedures, including but not limited to its Code of Conduct

For further details please refer to the group's tax strategy which can be found here: http://investor.ferroglobe.com/corporate-governance.

The Group's tax department maintains a tax risk register on a jurisdictional basis.

In the jurisdictions in which the Company operates, tax returns cannot be deemed final until they have been audited by the tax authorities or until the statute-of-limitations has expired. The number of open tax years subject to examination varies depending on the tax jurisdiction. In general, the Company has the last four years open to review. The criteria that the tax authorities might adopt in relation to the years open for review could give rise to tax liabilities which cannot be quantified.

23.	Related party transactions and balances

Continued operations

Balances with related parties at December 31 are as follows:

	2020
	Receivables		Payables
	Non-Current	Current	Non-Current	Current
	US$'000	US$'000	US$'000	US$'000
Inmobiliaria Espacio, S.A.	—	3,078	—	—
Villar Mir Energía, S.L.U.	2,454	—	—	2,458
Espacio Information Technology, S.A.U.	—	—	—	701
Other related parties	—	(2)	—	37
Total	2,454	3,076	—	3,196

	2019
	Receivables		Payables
	Non-Current	Current	Non-Current	Current
	US$'000	US$'000	US$'000	US$'000
Inmobiliaria Espacio, S.A.	—	2,953	—	—
Villar Mir Energía, S.L.U.	2,247	—	—	2,022
Espacio Information Technology, S.A.U.	—	—	—	2,651
Other related parties	—	2	—	157
Total	2,247	2,955	—	4,830

The loan granted to Inmobiliaria Espacio, S.A. accrues a market interest and has a maturity in the short-term that is renewed tacitly upon maturity, unless the parties agreed it’s repaid until maturity, extended it automatically for one year.

The balance with the other related parties arose as a result of the commercial transactions performed with them (see explanation of main transactions below).

Discontinued operations

At 31 December, 2020 and 2019, there were not discontinued operations considered with Related Parties.

Continuing operations

Transactions with related parties in 2020, 2019 and 2018 are as follows:

	2020
	Sales and		Other	Finance
	Operating		Operating	Income
	Income	Cost of Sales	Expenses	(Note 25.4)
	US$'000	US$'000	US$'000	US$'000
Inmobiliaria Espacio, S.A.	—	—	—	16
Villar Mir Energía, S.L.U.	—	39,900	647	—
Espacio Information Technology, S.A.U.	—	—	3,171	—
Enérgya VM Gestión, S.L	—	—	79	—
Aurinka	—	1	308	—
Other related parties	—	—	3	—
Total	—	39,901	4,208	16

	2019
	Sales and		Other	Finance
	Operating		Operating	Income
	Income	Cost of Sales	Expenses	(Note 25.4)
	US$'000	US$'000	US$'000	US$'000
Inmobiliaria Espacio, S.A.	—	—	1	68
Villar Mir Energía, S.L.U.	—	65,406	681	—
Espacio Information Technology, S.A.U.	—	—	3,566	—
Enérgya VM Generación, S.L	1	—	1	—
Enérgya VM Gestión, S.L	—	1	89	—
Aurinka	—	—	3,206	—
Other related parties	143	—	7	—
Total	144	65,407	7,551	68

	2018
	Sales and		Other	Finance
	Operating		Operating	Income
	Income	Cost of Sales	Expenses	(Note 25.4)
	US$'000	US$'000	US$'000	US$'000
Inmobiliaria Espacio, S.A.	—	—	6	72
Villar Mir Energía, S.L.U.	—	99,939	803	—
Espacio Information Technology, S.A.U.	—	—	4,226	—
Enérgya VM Generación, S.L	11,874	—	48	—
Enérgya VM Gestión, S.L	—	—	76	—
Other related parties	20	—	119	—
Total	11,894	99,939	5,278	72

“Cost of sales” of the related parties vis-à-vis Villar Mir Energía, S.L.U. relates to the purchase of energy from the latter by the Company’s Electrometallurgy – Europe segment. FerroAtlántica pays VM Energía a service charge in addition to paying for the cost of energy purchase from the market. Under contracts entered into with FAU on June 22, 2010 and December 29, 2010 (assigned to FerroAtlántica de Boo, S.L.U. (“FAU Boo”) and to FerroAtlántica de Sabon, S.L.U. (“FAU Sabon”) in August 2019 in anticipation of the FAU Disposal), and with Hidro Nitro Española on December 27, 2012 (assigned to FerroAtlántica del Cinca when Hidro Nitro Española was sold in December 2018), VM Energía supplies the energy needs of the Boo, Sabón and Monzón electrometallurgy facilities, as a broker for FAU (now FAU Boo or FAU Sabon, as appropriate) and Hidro Nitro Española (now FerroAtlántica del Cinca) in the wholesale power market. The contracts allow FAU (now FAU Boo or FAU Sabon, as appropriate) and Hidro Nitro Española (now FerroAtlántica del Cinca) to buy energy from the grid at market conditions without incurring costs normally associated with operating in the complex wholesale power market, as well as to apply for fixed price arrangements in advance from VM Energía, based on the energy markets for the power, period and profile applied for. For the fiscal year ended December 31, 2020, FAU Boo, FAU Sabon and FerroAtlantica del Cinca’s obligations to make payments to VM Energía under their respective agreements for the purchase of energy plus the service charge amounted to $16,923 thousand, $14,334 thousand and $8,643 thousand, respectively.

“Other operating expenses" corresponds to the payment to Torre Espacio Gestión for the provision of utility services. Additionally, in 2019 FerroAtlántica paid the amount of $2,800 thousand to Aurinka in satisfaction of any claims Aurinka PV may have in connection with the termination of the Solar JV.

“Sales and operating income” relates mainly to sales from Hidro Nitro Española to Enérgya VM for the sales made by its hydroelectric plant of $11,874 thousand, Hidro Nitro Española was sold out of the Company on December 31, 2018. FerroAtlántica sales to Enérgya VM for the sales made by its hydroelectric plant of $31,898 thousand for the fiscal years ended December 31, 2018.

During 2018, under the solar joint venture agreement FerroAtlántica and other subsidiaries have purchased property, plant and equipment of $4,252 thousand, from Aurinka and Blue Power Corporation, S.L. In July 2019, the Solar JV was unwound. See “Item 7.B.—Related Party Transactions—Aurinka and the Solar JV.”

Discontinued operations

At 31 December, 2020, there were not discontinued transactions considered with Related Parties. Transactions with related parties in 2019 and 2018 are as follows:

	2019
	Sales and		Other
	Operating		Operating
	Income	Cost of Sales	Expenses
	US$'000	US$'000	US$'000
Villar Mir Energía, S.L.U.	—	—	373
Enérgya VM Generación, S.L	12,635	—	117
Enérgya VM Gestión, S.L	—	66	—
Total	12,635	66	490

	2018
	Sales and		Other
	Operating		Operating
	Income	Cost of Sales	Expenses
	US$'000	US$'000	US$'000
Villar Mir Energía, S.L.U.	—	—	664
Enérgya VM Generación, S.L	31,898	—	224
Enérgya VM Gestión, S.L	—	42	43
Total	31,898	42	931

24.	Guarantee commitments to third parties and contingent liabilities

Guarantee commitments to third parties

As of December 31, 2020 and 2019, the Company has provided bank guarantees commitments to third parties amounting $19,969 thousand and $17,260 thousand, respectively. Management believes that any unforeseen liabilities at December 31, 2020 and 2019 that might arise from the guarantees given would not be material.

Contingent liabilities

In the ordinary course of its business, Ferroglobe is subject to lawsuits, investigations, claims and proceedings, including, but not limited to, contractual disputes and employment, environmental, health and safety matters. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations, claims and proceedings asserted against it, we do not believe any currently pending legal proceeding to which it is a party will have a material adverse effect on its business, prospects, financial condition, cash flows, results of operations or liquidity.

Cee-Dumbria hydroelectric plants

In November 2020, the Tribunal Superior de Justicia de Galicia dismissed the request of  separation of the Cee-Dumbria's hydroelectric plants and the ferroalloys plants. Grupo FerroAtlantica, S.A.U. has appealed the Sentencia to the Supreme Court and are awaiting the admission of the appeal As a consequence of the court´s ruling, the Company has reconsidered to estimate on the term of the tolling agreement with Cee-Dumbria ferroalloys plant. The Company, has registered a provision amounting to $31,815 thousand (EUR 25,927 thousand).

Stamp Tax litigation procedure

On February 2021 the Central Economic-Administrative Court ruled against the interest of Ferroglobe in a stamp duty litigation procedure initiated in 2015, where the taxpayer is Abanca, the financial institution through which a sale and lease back of the electric production plants in Galicia was conducted in 2012. Ferroglobe has agreed with Abanca that it continues the litigation at the judiciary level by filing an appeal before the Audiencia Nacional. This filing has been complete in April 2021. As a result of the continuation of this litigation process, with the appropriate granting of bank guarantee by the taxpayer (Abanca), neither payment of the tax reassessment (circa 1.4MM Euro plus delay interest) nor of the penalty proposed (circa 600K Euro) are due at this stage of the process. We anticipate this stage will take between two to four years to be resolved by the Audiencia Nacional. In case the Audiencia Nacional rules against the interests of Ferroglobe, the full amount of the tax reassessment and the penalty would be payable by Ferroglobe in applying a compensation agreement in place between Abanca and Ferroglobe.

Asbestos-related claims

Certain employees of FerroPem, SAS, then known as Pechiney Electrometallurgie, S.A. (“PEM”), may have been exposed to asbestos at its plants in France in the decades prior to FerroAtlántica Group’s purchase of that business in December 2004. During the period in question, PEM was wholly-owned by Pechiney Bâtiments, S.A., which had certain indemnification obligations to FerroAtlántica pursuant to the 2004 Share Sale and Purchase Agreement under which our FerroAtlántica acquired PEM. As of December 31, 2020, less than 100 such employees have “declared” asbestos-related injury to the French social security agencies. Approximately, three quarters of these cases now have been closed. Of the remaining cases, approximately half include assertions of “inexcusable negligence” (“faute inexcusable”) which, if upheld, may lead to material liability in the aggregate on the part of FerroPem. Other employees may declare further asbestos-related injuries in the future, and may likewise assert inexcusable negligence. Litigation against, and material liability on the part of, FerroPem will not necessarily arise in each case, and to date a majority of such declared injuries have been minor and have not led to significant liability on Ferropem’s part. Whether liability for “inexcusable negligence” will be found is determined case-by-case, often over a period of years, depending on the evolution of the claimant’s asbestos-related condition, the possibility that the claimant was exposed while working for other employers and, where asserted, the claimant’s ability to prove inexcusable negligence on PEM’s part. Because of these and other uncertainties, no reliable estimate can be made of FerroPem’s eventual liability in these matters, with exception of three grave cases that were litigated through the appeal process and in which claimants’ assertions of inexcusable negligence were upheld against FerroPem. Liabilities in respect to asbestos-related claims have been recorded at December 31, 2020 at an estimated amount of $1,080 thousand in Provisions for litigation in progress.

Environmental matters

On August 31, 2016, the U.S. Department of Justice (the “DOJ”) requested a meeting with GMI to discuss potential resolution of a July 1, 2015 NOV/FOV that GMI received from the U.S. Environmental Protection Agency (the “EPA”) alleging certain violations of the Prevention of Significant Deterioration (“PSD”) and New Source Performance Standards provisions of the Clean Air Act associated with a 2013 project performed at GMI’s Beverly facility. Specifically, the July 2015 NOV/FOV alleges violations of the facility’s existing operating and construction permits, including allegations related to opacity emissions, sulfur dioxide and particulate matter emissions, and failure to keep necessary records and properly monitor certain equipment. On January 4, 2017, GMI received a second NOV/FOV dated December 6, 2016, arising from the same facts as the July 2015 NOV/FOV and subsequent EPA inspections. The second NOV/FOV alleges opacity exceedances at certain units, failure to prevent the release of particulate emissions through the use of furnace hoods at a certain unit, and the failure to install Reasonably Available Control Measures (as defined) at certain emission units at the Beverly facility. Since that time, GMI and the authorities have exchanged information and engaged in negotiations regarding potential resolution of the NOV/FOVs, which negotiations are ongoing. To resolve the NOVs/FOVs, GMI may be required to install additional pollution control equipment or implement other measures to reduce emissions from the facility as well as a pay civil penalty. At this time, however, GMI is unable to determine the extent of potential injunctive relief or the amount of civil penalty a negotiated resolution of this matter may entail. Should the DOJ and GMI be unable to reach a negotiated resolution of the NOVs/FOVs, the authorities could institute formal legal proceedings for injunctive relief and civil penalties. The statutory maximum penalty is $93,750 per day per violation, from April 2013 to the present.

25.	Income and expenses

25.1 Sales

Sales by segment for the years ended December 31 are as follows:

	2020	2019	2018(*)
	US$'000	US$'000	US$'000
Electrometallurgy - North America	425,277	551,500	710,716
Electrometallurgy - Europe	661,624	1,049,576	1,447,973
Electrometallurgy - South Africa	80,572	136,292	208,543
Other segments	25,334	43,147	62,075
Eliminations	(48,373)	(165,293)	(187,305)
Total	1,144,434	1,615,222	2,242,002

Sales by geographical area for the years ended December 31 are as follows:

	2020	2019	2018(*)
	US$'000	US$'000	US$'000
Spain	133,370	183,969	242,733
Germany	191,107	249,911	359,737
Italy	42,067	99,796	138,796
Other EU Countries	167,934	329,988	487,340
USA	404,633	533,764	674,243
Rest of World	205,323	217,794	339,153
Total	1,144,434	1,615,222	2,242,002

(*)	Our Spanish hydroelectric operations were disposed in August 2019. Accordingly, the consolidated income statements for prior period 2018 has been restated to reclassify the results of the Spanish energy business within “Profit (loss) for the year from discontinued operations.”

25.2 Staff costs

The average monthly number of employees (including Executive Directors) was:

	2020	2019	2018
	US$'000	US$'000	US$'000
Directors	6	8	9
Senior Managers	291	345	315
Employees	3,020	3,383	4,156
Total	3,317	3,736	4,480

Staff costs are comprised of the following for the years ended December 31:

	2020	2019	2018(*)
	US$'000	US$'000	US$'000
Wages, salaries and similar expenses	161,957	208,317	263,794
Pension plan contributions	3,641	12,787	12,084
Employee benefit costs	49,184	63,925	62,984
Total	214,782	285,029	338,862

(*)	Our Spanish hydroelectric operations were disposed in August 2019. Accordingly, the consolidated income statements for prior period 2018 has been restated to reclassify the results of the Spanish energy business within “Profit (loss) for the year from discontinued operations.”

25.3 Depreciation and amortization charges, operating allowances and write-downs

Depreciation and amortization charges, operating allowances and write-downs are comprised of the following for the years ended December 31:

	2020	2019	2018(*)
	US$'000	US$'000	US$'000
Amortization of intangible assets (Note 8)	7,183	7,305	9,312
Depreciation of property, plant and equipment (Note 9)	101,006	112,824	104,532
Other write-downs and reversals	—	65	(7)
Total	108,189	120,194	113,837

(*)	Our Spanish hydroelectric operations were disposed in August 2019. Accordingly, the consolidated income statements for prior period 2018 has been restated to reclassify the results of the Spanish energy business within “Profit (loss) for the year from discontinued operations.”

25.4 Finance income and finance costs

Finance income is comprised of the following for the year ended December 31:

	2020	2019	2018(*)
	US$'000	US$'000	US$'000
Finance income of related parties (Note 23)	16	68	72
Other finance income	161	1,312	4,786
Total	177	1,380	4,858

(*)	Our Spanish hydroelectric operations were disposed in August 2019. Accordingly, the consolidated income statements for prior period 2018 has been restated to reclassify the results of the Spanish energy business within “Profit (loss) for the year from discontinued operations.”

Finance costs are comprised of the following for the year ended December 31:

	2020	2019	2018(*)
	US$'000	US$'000	US$'000
Interest on debt instruments	34,989	33,705	34,188
Interest on loans and credit facilities	8,404	15,533	8,249
Interest on note and bill discounting	363	373	205
Interest on leases	1,358	1,972	119
Trade receivables securitization expense (Note 10)	15,044	9,192	11,708
Other finance costs	6,810	2,450	2,597
Total	66,968	63,225	57,066

(*)	Our Spanish hydroelectric operations were disposed in August 2019. Accordingly, the consolidated income statements for prior period 2018 has been restated to reclassify the results of the Spanish energy business within “Profit (loss) for the year from discontinued operations.”

Due to the termination of he receivables funding agreement and cancelation of the securitization program at October 2, 2020, the Company registered a finance cost of $7,591 thousand.

25.5 Impairment losses and net loss (gain) due to changes in the value of assets

Impairment losses and net loss (gain) due to changes in the value of assets are comprised of the following for the years ended December 31:

	2020	2019	2018(*)
	US$'000	US$'000	US$'000
Impairment of goodwill (Note 7)	—	174,008	—
Impairment of intangible assets (Note 8)	—	211	16,073
Impairment of property, plant and equipment (Note 9)	71,929	1,224	42,846
Impairment of non-current financial assets	—	456	—
Impairment of other	1,415	—	—
Impairment losses	73,344	175,899	58,919

(Increase) decrease in fair value of biological assets (Note 28)	—	530	7,615
Other loss / (profit)	(158)	1,044	8
Net gain (loss) due to changes in the value of assets	(158)	1,574	7,623

(*)	Our Spanish hydroelectric operations were disposed in August 2019. Accordingly, the consolidated income statements for prior periods 2019 and 2018 have been restated to reclassify the results of the Spanish energy business within “Profit (loss) for the year from discontinued operations.”

25.6 Loss (gain) on disposal of non-current assets

Loss (gain) on disposal of non-current assets is comprised of the following for the years ended December 31:

	2020	2019	2018(*)
	US$'000	US$'000	US$'000
Gain on disposal of intangible assets	(1,692)	—	—
Gain on disposal of property, plant and equipment	(473)	(353)	(2,950)
Loss on disposal of property, plant and equipment	873	1,761	162
Gain on disposal of other non-current assets	—	(6)	(29)
Loss (gain) on disposal of subsidiary	—	821	(11,747)
Total	(1,292)	2,223	(14,564)

(*)	Our Spanish hydroelectric operations were disposed in August 2019. Accordingly, the consolidated income statements for prior period 2018 has been restated to reclassify the results of the Spanish energy business within “Profit (loss) for the year from discontinued operations.”

During 2020, Ferroglobe has sold CO2 emissions rights that have been derecognized from the balance sheet against the cash received, as the price per emission right was lower to the fair value per emission right at the time they were granted, an income of $1,692 thousand has been recognized on the disposal of intangible assets.

On September 19, 2019, Ferroglobe closed on the sale of its subsidiary Ultracore Polska ZOO, which manufactures cored wire in Poland, recognized a loss on disposal of $821 thousand. On December, 2018, the Company completed the sale of its majority interest in its Spanish subsidiary Hidro Nitro Española S.A. to an entity sponsored by a Sapnish renewable energies fund. The Company received net cash proceeds of $20,533 thousand and recognized a gain on disposal of $11,747 thousand.

26.   Remuneration of key management personnel

The remuneration of the key management personnel, which comprises the Company’s management committee, during the years ended December 31 is as follows:

	2020	2019	2018
	US$'000	US$'000	US$'000
Fixed remuneration	5,086	5,404	6,068
Variable remuneration	756	254	—
Contributions to pension plans and insurance policies	319	350	379
Share-based compensation	2,017	4,882	1,777
Termination benefits	1,886	1,147	2,284
Other remuneration	9	7	23
Total	10,073	12,044	10,531

During 2020, 2019 and 2018, no loans and advances have been granted to key management personnel.

27.   Financial risk management

Ferroglobe operates in an international and cyclical industry which exposes it to a variety of financial risks such as currency risk, liquidity risk, interest rate risk, credit risk and risks relating to the price of finished goods, raw materials and power.

The Company’s management model aims to minimize the potential adverse impact of such risks upon the Company’s financial performance. Risk is managed by the Company’s executive management, supported by the Risk Management, Treasury and Finance functions. The risk management process includes identifying and evaluating financial risks in conjunction with the Company’s operations and quantifying them by project, region and subsidiary. Management provides written policies for global risk management, as well as for specific areas such as foreign currency risk, credit risk, interest rate risk, liquidity risk, the use of hedging instruments and derivatives, and investment of surplus liquidity.

The financial risks to which the Company is exposed in carrying out its business activities are as follows:

a) Market risk

Market risk is the risk that the Company’s future cash flows or the fair value of its financial instruments will fluctuate because of changes in market prices. The primary market risks to which the Company is exposed comprise foreign currency risk, interest rate risk and risks related to prices of finished goods, raw materials and power.

Foreign currency risk

Ferroglobe generates sales revenue and incurs operating costs in various currencies. The prices of finished goods are to a large extent determined in international markets, primarily in US dollars and Euros. Foreign currency risk is partly mitigated by the generation of sales revenue, the purchase of raw materials and other operating costs being denominated in the same currencies. Although it has done so on occasions in the past, and may decide to do so in the future, the Company does not generally enter into foreign currency derivatives in relation to its operating cash flows. At December 31, 2020, and December 31, 2019, the Company was not party to any foreign currency forward contracts.

In February 2017, the Company completed a restructuring of its finances which included the issue of $350,000 thousand of senior unsecured Notes due 2022 (see Note 18) and the repayment of certain existing indebtedness denominated in a number of currencies across its subsidiaries. The Company is exposed to foreign exchange risk as the interest and principal of the Notes is payable in US dollars, whereas its operations principally generate a combination of US dollar and Euro cash flows. Following approval by the Board, the Company entered into a cross currency interest rate swap to exchange 55% of the principal and interest payments in US dollars for principal and interest payments in Euros (see Note 19). The Company has designated a proportion of the cross currency swap as a cash flow hedge (see Note 19), with the remainder accounted for at fair value through profit or loss.

In March, 2020, the Company closed out the cross currency swap resulting in the receipt of cash proceeds of $3,608 thousand (see Note 19).

Interest rate risk

Ferroglobe is exposed to interest rate risk in respect of its financial liabilities that bear interest at floating rates. These primarily comprise credit facilities (see Note 16).

During the year ended December 31, 2020 and 2019, the Company did not enter into any interest rate derivatives in relation to its interest bearing credit facilities. At December 31, 2020, the Company had drawn down $28,168 thousand under its credit facilities (2019: $62,835).

b) Credit risk

Credit risk refers to the risk that a customer or counterparty will default on its contractual obligations resulting in financial loss. The Company’s main credit risk exposure related to financial assets is set out in Note 10 and includes trade receivables, other receivables and other financial assets.

Trade receivables consist of a large number of customers, spread across diverse industries and geographical areas. The Company has established policies, procedures and controls relating to customer credit risk management. Ongoing credit evaluation is performed on the financial condition of accounts receivable and, where appropriate, the Company insures its trade receivables with reputable credit insurance companies.

Since August 2017, the Company has operated an accounts receivable securitization program (see Note 10).

On October 2, the Company ended the receivables funding agreement and cancelled the securitization structure, signing a new factoring agreement with “Leasing and Factoring Agent”, for anticipating the collection of receivables of the Company’s European entities (see Note 16)

c) Liquidity risk

The purpose of the Company’s liquidity and financing policy is to ensure that the Company keeps sufficient funds available to meet its financial obligations as they fall due. The Company’s main sources of financing are as follows:

•	$350,000 thousand aggregate principal amount of 9.375% senior unsecured notes due March 1, 2022 (the “Notes”). The proceeds from the Notes, issued by Ferroglobe and Globe (together, the “Issuers”) on February 15, 2017, were primarily used to repay certain existing indebtedness of the Parent Company and its subsidiaries. Interest is payable semi-annually on March 1 and September 1 of each year. If Ferroglobe experiences a change of control, the Company is required to offer to redeem the Notes at 101% of their principal amount (further information below).

•	$100,000 thousand North-American asset-based, revolving credit facility. Loans under the ABL Revolver may be borrowed, repaid and reborrowed at any time until the facility’s expiration date. The legal final maturity date of the ABL Revolver is October 11, 2024. The terms of the facility provide a spring forward provision which requires the ABL Revolver to be repaid on the date which is three months prior to the maturity date of the senior unsecured Notes (March 1, 2022), which would currently imply a facility repayment date of December 1, 2021. At December 31, 2020 $31,155 thousand was utilized. The ABL Revolver was fully repaid in March 2021, see Note 30.

•	On September 8, 2016, FerroAtlántica, S.A.U, as borrower, and the Spanish Ministry of Industry, Tourism and Commerce (the “Ministry”), as lender, entered into two loan agreements under which the Ministry made available to the borrower loans in aggregate principal amount of €44,999 thousand and €26,909 thousand, respectively, in connection with industrial development projects relating to the Company’s solar grade silicon project. The loan is contractually due to be repaid in 7 instalments over a 10-year period with the first three years as a grace period. The loan of €26,909 thousand was repaid in April 2018. Interest on outstanding amounts under each loan accrues at an annual rate of 3.55%. As of December 31, 2020, the amortized cost of the loan was €44,824 thousand (equivalent to $55,004 thousand) (2019: €44,765 thousand and $50,289 thousand), see Note 19.

•	On October 2, 2020, the Company ended the receivables funding agreement and cancelled the securitization program, signing a new factoring agreement with a Leasing and Factoring Agent, for anticipating the collection of receivables of the Company’s European entities (Grupo FerroAtlántica, S.A. and FerroPem S.AS). As a result of the agreement, the Leasing and Factoring Agent provided a cash consideration of circa $48.8 million, repurchased the receivables portfolio sold to the SPE on September 28, and consequently assumed the loan tranche of the senior borrower to the SPE. Also, the Senior loan and intermediate subordinate loan tranches were paid with internal sources of funds, at closing, there was cash release of $18 million from restricted cash relating to a special purpose vehicle under prior securitization program (see Note 10).

The Indenture governing the Notes includes change of control provisions that would require the Company to offer to redeem the outstanding Notes at a purchase price in cash equal to 101% of the principal amount of the Notes, plus any accrued and unpaid interest in the event of a change of control. A change in control is defined in the indenture as the occurrence of any of the following:

1.	If the Company becomes aware, that any person or group, other than one of the Permitted Holders (which is defined as Grupo Villar Mir (GVM), Alan Kestenbaum or members of senior management) or affiliates of those Permitted Holders, directly or indirectly controls 35% or more of the Company’s voting stock and the aggregate voting stock of the Permitted Holders is the same or a lesser percentage;

2.	If the Company sells or otherwise disposes of all or substantially all of its assets;

3.	If the Company ceases to hold directly or indirectly 100% of the capital stock of Globe; or

4.	If the shareholders or the Company or the U.S. subsidiary approve the liquidation or dissolution of either the Company or Globe.

GVM currently owns approximately 54% of the Company’s voting stock, and a significant majority of GVM’s shares in the Company are pledged as collateral for GVM’s obligations to certain of its lenders. A change of control may occur if a person other than a Permitted Holder were to acquire 35% or more of the Company’s outstanding shares at a time when the Permitted Holders held an equal or lesser percentage. While GVM maintains its current shareholding, a change of control cannot occur. Based on the provisions cited above, a change of control as defined in the Indenture is unlikely to occur but the matter it is beyond the Company’s control. If a change of control were to occur, the company may not have sufficient financial resources available to satisfy all of its obligations.

Management considers it likely that the exchange of the Notes and additional capital will be completed, that will allow the Group to continue in operational existence for the foreseeable future, see Note 3.1

Quantitative information

i.	Interest rate risk:

At December 31, the Company’s interest-bearing financial liabilities were as follows:

	2020
	Fixed rate	Floating rate	Total
	US$'000	US$'000	US$'000
Bank borrowings	—	107,607	107,607
Obligations under finance leases	—	22,537	22,537
Debt instruments	357,508	—	357,508
Other financial liabilities (*)	63,896	—	63,896
	421,404	130,144	551,548

(*)    Other financial liabilities comprise loans from government agencies and exclude derivative financial instruments (see Note 19).

	2019
	Fixed rate	Floating rate	Total
	US$'000	US$'000	US$'000
Bank borrowings	—	158,999	158,999
Obligations under finance leases	—	25,872	25,872
Debt instruments	354,951	—	354,951
Other financial liabilities (*)	56,939	—	56,939
	411,890	184,871	596,761

(*)    Other financial liabilities comprise loans from government agencies and exclude derivative financial instruments (see Note 19).

Analysis of sensitivity to interest rates

At December 31, 2020, an increase of 1% in interest rates would have given rise to additional borrowing costs of $1,064 thousand (2019: $2,232 thousand).

ii.	Foreign currency risk:

Notes and cross currency swap

The Parent Company is exposed to exchange rate fluctuations as it has a Euro functional currency and future commitments to pay interest and principal in US dollars in respect of its outstanding debt instruments of $150,000 thousand (see Note 18). To manage this foreign currency risk, the Parent Company has entered into a cross currency swap and designated a portion of this as an effective cash flow hedge of the future interest and principal amounts due on its debt instruments. As discussed in Note 19, the notional amount of the cross currency swap exceeds the principal amount of the Parent Company’s debt instruments by $42,500 thousand and therefore a portion of the cross currency swap is not designated as a hedge and is accounted for at fair value through profit or loss.

In March, 2020, the Company closed out the cross currency swap (see Note 19).

Foreign currency swaps in relation to trade receivables and trade payables

At December 31, 2020 and 2019, the Company has no foreign currency swaps in place in respect of foreign currency accounts receivable and accounts payable.

iii.	Liquidity risk:

The table below summarizes the maturity profile of the Company’s financial liabilities at December 31, 2020, based on contractual undiscounted payments. The table includes both interest and principal cash flows. The cash flows for debt instruments assume that principal of the Notes is repaid at maturity in March 2022 (see Note 18).

	2020
	Less than 1 year	Between 1-2 years	Between 2-5 years	After 5 years	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
Bank borrowings	108,613	5,277	—	—	113,890
Leases	8,796	6,350	7,130	1,748	24,024
Debt instruments	32,813	366,406	—	—	399,219
Financial loans from government agencies	36,672	7,209	18,274	6,501	68,656
Derivative financial instruments	—	—	—	—	—
Payables to related parties	3,196	—	—	—	3,196
Payable to non-current asset suppliers	130	2,633	—	—	2,763
Contingent consideration	1,772	4,175	15,892	3,277	25,116
Trade and other payables	149,201	—	—	—	149,201
	341,193	392,050	41,296	11,526	786,065

	2019
	Less than 1 year	Between 1-2 years	Between 2-5 years	After 5 years	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
Bank borrowings	23,743	163,154	—	—	186,897
Finance leases	10,161	7,356	10,213	911	28,641
Debt instruments	32,813	32,813	366,406	—	432,032
Financial loans from government agencies	27,311	10,527	15,992	9,513	63,343
Derivative financial instruments	2,049	2,049	(4,911)	—	(813)
Payables to related parties	4,830	—	—	—	4,830
Payable to non-current asset suppliers	7,283	182	—	—	7,465
Contingent consideration	1,626	5,006	18,170	8,916	33,718
Trade and other payables	189,229	—	—	—	189,229
	299,045	221,087	405,870	19,340	945,342

The amounts disclosed in the table above for derivative financial instruments are the net undiscounted cash flows. The following table shows the gross inflows and outflows and the corresponding reconciliation of those amounts to the net carrying value of the derivatives.

	2019
	Less than 1 year	Between 1-2 years	Between 2-5 years	After 5 years	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
Inflows	18,047	18,047	201,523	—	237,617
Outflows	(15,998)	(15,998)	(206,434)	—	(238,430)
Net cash flow	2,049	2,049	(4,911)	—	(813)

Discounted at the applicable interbank rates	1,859	1,437	(12,896)	—	(9,600)

Changes in liabilities arising from financing activities

The changes in liabilities arising from financing activities during the year ended December 31, 2020 and 2019 were as follows:

	January 1, 2020	Changes from financing cash flows	Effect of changes in foreign exchange rates	Changes in fair values	Change in scope of consolidation	Other changes	December 31, 2020
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Bank borrowings	158,998	(67,343)	10,295	—	—	5,657	107,607
Obligations under finance leases	25,873	(10,315)	1,608	—	—	5,370	22,536
Debt instruments	354,952	(32,812)		—	—	35,368	357,508
Financial loans from government agencies (Note 19)	56,939	—	4,865	—	—	2,092	63,896
Derivative financial instruments (Note 19)	9,600	3,608	(86)	(14,329)	—	1,207	—
Total liabilities from financing activities	606,362	(106,862)	16,682	(14,329)	—	49,694	551,547
Dividends paid		—
Proceeds from stock option exercises		—
Other amounts paid due to financing activities		(6,471)
Payments to acquire or redeem own shares		—
Net cash (used) by financing activities		(113,333)

	January 1, 2019	Changes from financing cash flows	Effect of changes in foreign exchange rates	Changes in fair values	Change in scope of consolidation	Other changes	December 31, 2019
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Bank borrowings	141,012	(107,718)	(1,485)	—	112,226	14,963	158,998
Obligations under finance leases	66,471	(55,352)	(1,895)	—	—	16,649	25,873
Debt instruments	352,594	(34,304)	—	—	—	36,662	354,952
Financial loans from government agencies (Note 19)	61,849	—	(1,147)	—	—	(3,763)	56,939
Derivative financial instruments (Note 19)	23,463	—	(532)	(12,770)	—	(561)	9,600
Total liabilities from financing activities	645,389	(197,374)	(5,059)	(12,770)	112,226	63,950	606,362
Dividends paid		—
Proceeds from stock option exercises		—
Other amounts paid due to financing activities		(26,631)
Payments to acquire or redeem own shares		—
Net cash provided by financing activities		(224,005)

28.  Fair value measurement

Fair value of assets and liabilities that are measured at fair value on a recurring basis

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities that are carried at fair value in the statement of financial position:

	December 31, 2020
		Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Total	(Level 1)	(Level 2)	(Level 3)
	US$'000	US$'000	US$'000	US$'000
Other financial assets (Note 10):
Listed equity securities	2,609	2,609	—	—
Other liabilities (Note 21)
Contingent consideration in a business combinations	(16,632)	—	—	(16,632)

	December 31, 2019
		Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Total	(Level 1)	(Level 2)	(Level 3)
	US$'000	US$'000	US$'000	US$'000
Other financial assets (Note 10):
Listed equity securities	5,544	5,544	—	—
Other financial liabilities (Note 19):
Derivative financial instruments - cross currency swap	(9,600)	—	(9,600)	—
Derivative financial instruments - interest rate swaps	—	—	—	—
Other liabilities (Note 21)
Contingent consideration in a business combinations	(21,965)	—	—	(21,965)

Cross currency swap

The cross currency swap is valued using a discounted cash flow technique. The valuation model incorporates foreign exchange spot and forward rates, yield curves of the respective currencies, currency basis spreads between the respective currencies and forward interest rates. The valuation also incorporates a credit risk adjustment, calculated based on credit spreads derived from current credit default swap prices (see Note 19).

In March, 2020, the Company closed out the cross currency swap resulting in the receipt of cash proceeds of $3,608 thousand. The fair value of the swap at December 31, 2020 was $ nil.

The fair value of the swap at December 31, 2019 was a liability of $9,600 thousand, which is categorized as a level 2 measurement in the fair value hierarchy as it is based on valuation techniques for which the inputs are directly or indirectly observable. The fair value is calculated as the present value of the estimated future cash flows and is subject to a credit risk adjustment that reflect the credit risk of the Company; this is calculated based on credit spreads derived from current credit default swap prices.

Interest rate swaps

Interest rate swaps are valued using a discounted cash flow technique. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of the reporting period) and contract interest rates, discounted at a rate that reflects the credit risk of various counterparties.

Biological assets

Biological assets comprise timber farms in South Africa, which are a source of raw materials used for the production of silicon metal. The timber farms plantations are measured at fair value less the incremental costs to be incurred until the related products are at the point of sale. The changes in the fair value of this asset are recognized in the income statement in the line “net gain (loss) due to changes in the value of assets” (see Note 25.5).

As of December 31, 2019, the Company divested of certain timber farm plantations and associated property, plant and equipment, which resulted in proceeds of $8,668 thousand.

The fair value of the remaining timber farm plantations at December 31, 2019 was based on indicative offers received.

The changes in fair value of biological assets classified at level 3 in the hierarchy were as follows:

Level 3
US$'000
January 1, 2019	7,790
Loss recognised in profit or loss (Note 25.5)	(530)
Disposal of biological assets	(7,365)
Translation differences	105
December 31, 2019	—
Loss recognised in profit or loss (Note 25.5)	—
Disposal of biological assets	—
Translation differences	—
December 31, 2020	—

29.   Non-current assets held for sale and discontinued operations

Discontinued operations

For the year ended 31 December, 2020, the Company has recorded $5,399 thousand related to price adjustment on the sale of Group’s hydro-electric assets in 2019. The amount was recognized in Discontinued operations in Consolidated Income Statement.

On June 2, 2019 the Company entered into an agreement with Kehlen Industries Management, S.L., a wholly-owned subsidiary of TSSP Adjacent Opportunities Partners, L.P., for the sale of the entire share capital of FerroAtlántica, S.A.U ("FAU"), the owner and operator of the Group's hydro-electric assets in Galicia (the “Spanish Hydroelectric Business”) and its smelting facility at Cee-Dumbria. The Spanish Hydroelectric Business was classified as disposal group held for sale in the second quarter of 2019 and has been accounted for as a discontinued operation. Prior to completion of the sale, all other assets of FAU unrelated to the Spanish Hydroelectric Business and the Cee-Dumbria smelting facility were transferred to other Group entities.

Following the satisfaction of conditions precedent, the sale of FAU completed on August 30, 2019, resulting in gross cash proceeds of $177,627 thousand and a profit on disposal of $85,102 thousand. Under the terms of the transaction, the Group will become exclusive off-taker of finished products produced at the smelting plant at Cee-Dumbria and supplier of key raw materials to that facility pursuant to a tolling agreement expiring in 2060.

Analysis of the result for the period from the discontinued operations

The results of the discontinued operations included in the (loss) profit after taxes from discontinued operations are set out below. The comparative results of the Spanish Hydroelectric Business at December 31, 2020, 2019 and 2018 have been represented them as profit (loss) from discontinued operations.

The profit and loss statement from discontinued operations is as follows:

	2020	2019	2018
	US$'000	US$'000	US$'000
Sales	—	13,164	32,035
Cost of sales	—	(271)	(677)
Other operating income	—	365	193
Staff costs	—	(1,450)	(2,201)
Other operating expense	—	(1,995)	(6,370)
Depreciation and amortization charges, operating allowances and write-downs	—	(2,830)	(5,300)
Impairment losses	—	—	—
Operating Profit (loss)	—	6,983	17,680
Net finance expense	—	(6,433)	(4,440)
(LOSS) PROFIT BEFORE TAXES FROM DISCONTINUED OPERATIONS	—	550	13,240
Income tax expense	—	(1,015)	(3,776)
Gain on sale of discontinued operation	(5,399)	85,102	—
(LOSS) PROFIT AFTER TAXES FROM DISCONTINUED OPERATIONS	(5,399)	84,637	9,464

Basic earnings (loss) per ordinary share are calculated by dividing the consolidated profit (loss) for the year attributable to the Discontinued Operations by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares held in the year, if any. Dilutive earnings (loss) per share assumes the exercise of stock options, provided that the effect is dilutive. The Earnings per share is showed as follows:

	2020	2019	2018
Basic earnings (loss) per ordinary share computation
Numerator:
Profit (loss) attributable to Discontinued Operations (US$'000)	(5,399)	84,637	9,464
Denominator:
Weighted average basic shares outstanding	169,269,281	169,152,905	171,406,272
Basic earnings (loss) per ordinary share (US$)	(0.03)	0.50	0.05

Diluted earnings (loss) per ordinary share computation
Numerator:
Profit (loss) attributable to Discontinued Operations (US$'000)	(5,399)	84,637	9,464
Denominator:
Weighted average basic shares outstanding	169,269,281	169,152,905	171,406,272
Effect of dilutive securities	—	—	123,340
Weighted average dilutive shares outstanding	169,269,281	169,152,905	171,529,612
Diluted earnings (loss) per ordinary share (US$)	(0.03)	0.50	0.05

The statement of cash flows from discontinued operations is showed as follows:

	2020	2019
	US$'000	US$'000
Cash flows from operating activities:
Profit for the period	(5,399)	84,637
Adjustments to reconcile net (loss) profit to net cash provided by operating activities:
Income tax expense (benefit)	—	1,015
Depreciation and amortization charges, operating allowances and write-downs	—	2,830
Net Finance expense	—	6,433
Gains on disposals of non-current and financial assets	5,399	(85,102)
Changes in working capital
Decrease / (increase) in accounts receivable	—	(10,341)
Decrease / (increase) in inventories	—	2
Increase / (Decrease) in accounts payable	—	89
Other changes in operating assets and liabilities
Other, net	(24)	69,243
Income tax paid	—	—
Interest paid	—	(2,307)
Total cash flow from operating activities	(24)	66,499
Cash flows from investing activities:
Payments due to investments:
Property, plant and equipment	—	(126)
Disposals:
Disposal of business, net of cash	—	—
Total cash flow from investing activities	—	(126)
Cash flows from financing activities:
Other financing activities	—	(66,457)
Total cash flow from financing activities	—	(66,457)
INCREASE / (DECREASE) IN CASH	(24)	(84)
CASH AT BEGINNING OF PERIOD	24	108
CASH AT END OF PERIOD	—	24

30.   Events after the reporting period

Modification of contractual terms in REINDUS loan

On January 26, 2021 the Company received a decision from the Administration under which it has been agreed to extend the grace period and the term of the loan. New terms agreed contractually implies main loan will start to be repaid by 2023 and it will be completed by 2030, and interest rate will increase from 2.29% to 3.55%.

Repayment of North-American asset-based loan (ABL)

On March 16, 2021, the Company has repaid in its entirety the remaining balance at the date for an amount equal to $39,476 thousand, cancelling its obligations derived from the contract.

Agreement in Principle on the Terms of the financing proposal

Capital Raising and Extension of the Maturity of the Notes

Beginning in 2020, we engaged in discussions with the Ad Hoc Group Noteholders to put forward a plan to refinance the Notes and restructure our balance sheet. On March 27, 2021, Ferroglobe and Globe and certain other members of our group entered into the Lock-Up Agreement with the Ad Hoc Group Noteholders, Grupo VM and affiliates of Tyrus Capital that set forth a plan to implement the restructuring. The principal elements of the restructuring, as set forth below, are inter-conditional and must be completed by September 28, 2021, unless extended by agreement.

Issuance of $60 million of new senior secured notes

We intend to issue $60 million of new senior secured notes (the “Super Senior Notes”) maturing on June 30, 2025, in two tranches: (i) $40 million as soon as reasonably practicable prior to the completion date of the proposed restructuring (the “Transaction Effective Date”) and (ii) $20 million on the Transaction Effective Date. The Super Senior Notes will bear an interest rate of 9.0% per annum and will benefit from first-ranking security over substantially all of the assets of Ferroglobe and its subsidiaries. The holders of the Super Senior Notes will have super senior priority rights with respect to the proceeds from the enforcement of the collateral securing the Super Senior Notes pursuant to the provisions of an intercreditor agreement together with all amounts received or recovered by the security agent within the meaning of the intercreditor agreement and will have priority over the holders of the Amended Senior Notes (defined below).

In the event that any part or all of an expected initial tranche consisting of $40 million of the Super Senior Notes are redeemed prior to certain termination events under the Lock-Up Agreement, following any notice of redemption or acceleration, a make-whole premium of $17.5 million is payable (reduced pro rata if only a part of the $40 million in Super Senior Notes is redeemed). We will be able to redeem the Super Senior Notes (i) at par in the 15-month period commencing on the Transaction Effective Date, (ii) subject to a make-whole premium in the subsequent 9-month period, (iii) at 104.5% in the further subsequent one-year period and (iv) at par thereafter.

The first tranche of $40 million of Super Senior Notes has been issued in May 2021 to the Ad Hoc Group Noteholders. We intend to offer the holders of the Notes the right to subscribe for the Super Senior Notes. The Ad Hoc Group Noteholders have agreed to backstop any shortfall in the subscription for the Super Senior Notes subject to satisfaction of certain conditions set out in the new debt backstop letter filed as Exhibit 4.10 to this annual report.

Issuance of $40 million in new equity of Ferroglobe

We expect to issue at least $40 million of equity by launching an equity offering prior to the Transaction Effective Date. We will determine the specific choice of instrument and method of issuing this equity, taking into account the best interests of all of our shareholders. While we currently expect to conduct a pre-emptive rights issue or an offering of ordinary shares available to all shareholders, we will consider all available options, taking into account the best interests of all of our shareholders.

An affiliate of Tyrus Capital has agreed, subject to certain terms and conditions contained in the new equity backstop letter filed as Exhibit 4.11 to this annual report, to backstop a shortfall of up to $40 million in the subscription for our ordinary shares at an issue price in an amount equal to the lower of (i) a 40% discount to the volume weighted average closing price of the ordinary shares over a number of trading days close to the Transaction Effective Date (adjusted to address any unusual trading activity), and (ii) the price per share offered in the equity raise by Ferroglobe, provided that the total number of shares issued (after giving effect to any shares issued in the equity raise) does not exceed the number of shares currently issuable without triggering pre-emption rights and that are not reserved for specific purposes.

Extension of the maturity date of the Notes from March 31, 2022 to December 31, 2025 and amendment of certain other terms

We intend to extend the maturity date of the Notes from March 31, 2022 to December 31, 2025 and amend certain other terms of the Notes. The extension of maturity and amendments will be implemented through an offer to exchange the Notes at par for new senior secured notes that will mature on December 31, 2025 (the “Amended Senior Notes”). As of the date of this annual report, holders holding approximately 96% in aggregate principal amount of Notes have signed the Lock-Up Agreement to support the maturity extension and amendment of the Notes. To the extent the holders of the Notes do not participate in the offer to exchange, the Notes will remain outstanding and will be due on March 31, 2022.

The Amended Senior Notes will have an interest rate per annum of 9.375% and will benefit from the same security as the Super Senior Notes, subject to the provisions of an intercreditor agreement pursuant to which the holders of the Amended Senior Notes will receive the proceeds from the enforcement of the collateral securing the Amended Senior Notes after the holders of the Super Senior Notes have been repaid in full. The covenants for the Amended Senior Notes will be more restrictive than the covenants in the indenture governing the Notes.

We will be able to redeem the Amended Senior Notes (i) subject to a make-whole premium in the one-year period commencing on the Transaction Effective Date, (ii) at 104.6875% in the first subsequent one-year period, (iii) at 102.3437% in the second subsequent one-year period, (iv) at 101% in the third subsequent one-year period and (v) at par thereafter.

Changes to the board of directors

On April 30, 2021, Mr. José María Alapont resigned from the Board of Directors.

The Board is currently in the process of seeking and selecting potential candidates for appointment and nomination.

PARENT COMPANY BALANCE SHEET

AS OF DECEMBER 31, 2020 AND 2019
Thousands of U.S. Dollars

		2020	2019
	Notes	US$'000	US$'000
ASSETS
Non-current assets
Investment in subsidiaries	3	631,274	610,534
Property, plant and equipment	10	2	2
Trade and other receivables	4	221,878	207,576
Total non-current assets		853,154	818,112

Current assets
Trade and other receivables	4	88,385	88,396
Other current assets		5,619	708
Cash and cash equivalents		1,065	1,199
Total current assets		95,069	90,303
Total assets		948,223	908,415
EQUITY AND LIABILITIES
Equity
Share capital		1,784	1,784
Other reserves		(280,036)	(282,025)
Translation differences		47,296	39,236
Valuation adjustments		922	(3,417)
Retained earnings		797,875	793,729
Total equity	7	567,841	549,307

Net current (liabilities) assets		(136,736)	(111,318)
Total assets less current liabilities		716,418	706,794

Non-current liabilities
Debt instruments	8	148,551	147,435
Bank borrowings	6	(1)	—
Lease liabilities	11	27	452
Other financial liabilities	9	—	9,600
Total non-current liabilities		148,577	157,487

Current liabilities
Debt instruments	8	4,605	4,687
Bank borrowings	6	—	—
Lease liabilities	11	492	800
Trade and other payables	5	225,440	190,856
Current Income tax liabilities		519	---
Other current liabilities		749	5,278
Total current liabilities		231,805	201,621
Total equity and liabilities		948,223	908,415

Notes 1 to 12 are an integral part of these financial statements.

The Company reported a profit for the financial year ended December 31, 2020 of $4,146 thousand (2019: loss of $481,124 thousand).

The financial statements of Ferroglobe PLC with registration number 9425113 were approved by the Board and authorized for issue on June 4, 2021.

Signed on behalf of the Board.

Dr. Marco Levi

Director

PARENT COMPANY STATEMENT OF CHANGES IN EQUITY FOR 2020 AND 2019
Thousands of U.S. Dollars

	Equity attributable to equity holders of the Company
	Share capital	Other reserves	Translation differences	Valuation adjustments	Retained earnings	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at December 31, 2018	1,784	(286,906)	59,023	(8,567)	1,274,853	1,040,187
Comprehensive (loss) income for the year	—	—	(19,787)	5,150	(481,124)	(495,761)
Share-based compensation	—	4,881	—	—	—	4,881
Balance at December 31, 2019	1,784	(282,025)	39,236	(3,417)	793,729	549,307
Comprehensive (loss) income for the year			8,060	4,339	4,146	16,545
Share-based compensation	—	1,989	—	—	—	1,989
Balance at December 31, 2020	1,784	(280,036)	47,296	922	797,875	567,841

1.	Significant accounting policies

The separate financial statements of the Company are presented as required by the Companies Act 2006.  The Company meets the definition of a qualifying entity under FRS 100 (Financial Reporting Standard 100) issued by the Financial Reporting Council (the “FRC”). In the year ended December 31, 2020 the Company has continued to adopt FRS 101 as issued by the FRC. Accordingly, the financial statements have therefore been prepared in accordance with FRS 101 (Financial Reporting Standard 101) Reduced Disclosure Framework as issued by the FRC incorporating the Amendments to FRS 101 issued by the FRC in July 2015 and July 2016.

As permitted by FRS 101, the Company has taken advantage of the disclosure exemptions available under that standard in relation to share-based payment, financial instruments, capital management, presentation of comparative information in respect of certain assets, presentation of a cash flow statement, certain related party transactions and the requirements of paragraphs 30 and 31 of IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’ in relation to standards not yet effective. Where required, equivalent disclosures are given in the consolidated financial statements.

The financial statements have been prepared on the historical cost basis except for the re-measurement of certain financial instruments to fair value. The principal accounting policies adopted are the same as those set out in Notes 3 and 4 to the consolidated financial statements except as noted below.

The directors acknowledge that there are events and conditions relating to the completion of the restructuring of the Notes, the potential repayment of the outstanding balance of the Notes should a change of control occur, and difficulties in forecasting net cash flows in the current economic conditions because of the Covid-19 pandemic, which together in aggregate give rise to a material uncertainty that may cast substantial doubt on the ability of the Company to continue as a going concern for a period of twelve months following the date our financial statements are issued. Notwithstanding the material uncertainty described above, management believes that the Group and Company has adequate resources and considers it likely that the exchange of the Notes and additional capital will be completed, that will allow the Company to continue in operational existence for the foreseeable future. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as going concern. There is more information on the material uncertainties and the basis of this assessment in Note 3.1 to the consolidated financial statements.

Investment in subsidiaries and impairment

Investments in subsidiaries are stated at cost less, where appropriate, provisions for impairment. At each balance sheet date, the Company reviews the carrying amount of its investments to determine whether there is any indication that those assets have suffered an impairment loss if any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any).

Recoverable amount is the higher of the fair value less costs to sell and the value in use. In assessing value in use, the estimated future cash flows are discounted to the present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years a reversal of an impairment loss is recognized immediately in profit or loss.

Impact of new International Financial Reporting Standards

There are no new or amended standards or interpretations adopted during the year that have a significant impact on the financial statements.

IFRS 16 ‘Leases’

IFRS 16 Leases replaces the existing standard on accounting for leases, IAS 17, and the related interpretations. The Company applied the standard from its mandatory adoption date of January 1, 2019 and transitioned to the standard in accordance with the modified retrospective approach; the prior year figures were not adjusted. The Company elected the practical expedient in paragraph IFRS 16:C3 that permits an entity not to reassess whether a contract is, or contains, a lease at the date of initial application. See Note 10, Property, plant and equipment and Note 11, Leases for the impact of the adoption of IFRS 16 Leases on the components of the financial statements.

1.1 Critical accounting judgements and key sources of estimation uncertainty

In the application of the Company's accounting policies, the directors are required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgements in applying the Company's accounting policies

The following are the critical judgements, apart from those involving estimations (which are dealt with separately below), that the directors have made in the process of applying the Company's accounting policies and that have the most significant effect on the amounts recognized in financial statements.

Impairment of assets

The Company reviews the carrying value of assets on a periodic basis, and whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable.

Such circumstances or events could include: a pattern of losses involving the asset; a decline in the market value for the asset; and an adverse change in the business or market in which the asset is involved. Determining whether an impairment has occurred typically requires various estimates and assumptions, including determining which cash flows are directly related to the potentially impaired asset, the useful life over which cash flows will occur, their amount and the asset’s residual value, if any. Estimates of future cash flows and the selection of appropriate discount rates relating to particular assets or groups of assets involve the exercise of a significant amount of judgement.

Cash flow projections are based on the Company’s five year internal forecasts, the results of which are reviewed by the Board. Estimates of selling prices and direct costs are based on past experience, expectations of future changes in the market and historic trends.

Key sources of estimation of uncertainty

The key assumptions concerning the future, and other key sources of estimating uncertainty at the reporting period that may have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year, are discussed below.

Allowances against the carrying value of investment in subsidiaries

Investments in subsidiaries and associates are stated at cost less, where appropriate, provisions for impairment. The recoverable amounts of individual investments in subsidiaries are determined from value in use calculations with a discounted cash flow model being used to calculate this amount. The key assumptions for the value in use calculation are those regarding the discount rate, growth rate, and cash flows.

Cash flow projections are based on the Company’s five year internal forecasts, the results of which are reviewed by the Board. Estimates of selling prices and direct costs are based on past experience, expectations of future changes in the market and historic trends. Sensitivities are disclosed in Note 7 of the Consolidated Financial Statements.

2.    Profit (loss) for the year

As permitted by s408 of the Companies Act 2006 the Company has elected not to present its own profit and loss account or statement of other comprehensive income for the year. The profit (loss) attributable to the Company is disclosed directly beneath the Company’s balance sheet.

The company has unrecognised tax losses of € 54.6 million (2019: €24.5 million) that will not expire and can be carried forward indefinitely.

The auditor’s remuneration for audit and other services is disclosed in note 16C to the consolidated financial statements.

3.    Investment in subsidiaries

The Company’s investments at the balance sheet date in the share capital of its subsidiaries include the following:

Company	Country	Ownership	Currency	Purpose
Grupo FerroAtlántica, S.A.U.	Spain	100%	EUR	Electrometallurgy
Globe Specialty Metals, Inc.	United States of America	100%	USD	Electrometallurgy

Investments in subsidiaries are stated at cost less provision for impairments and the Directors believe that the carrying value of the investments is supported by their underlying net assets or expected cash generation.

The change in carrying value of investments is as follows:

	2020	2019
	US$'000	US$'000
Cost:
At January 1	610,534	1,068,283
Translation differences	20,740	(20,153)
At December 31	631,274	1,048,130

Provision for impairment:
At January 1	—	—
Impairment	—	437,596
At December 31	—	437,596

Net book value:
At December 31	631,274	610,534

During the year ended December 31, 2020, the Company did not recognize any impairment. During the year ended December 2019 $437,596 thousand related to the partial impairment of its investment in Globe Specialty Metals, Inc., resulting from a decline in future estimated sales prices and a decrease in the estimated long-term growth rate which caused the Company to revise its expected future cash flows from its North American business operations.

The following are the principal subsidiaries of the Company:

Name	Country of incorporation	Nature of the business
Grupo FerroAtlántica, S.A.U.	Spain (1)	Electrometallurgy
FerroPem, S.A.S.	France (2)	Electrometallurgy
Silicon Smelters (Pty.), Ltd.	South Africa (3)	Electrometallurgy
Globe Specialty Metals, Inc	United States of America (4)	Electrometallurgy
Globe Metallurgical, Inc.	United States of America (4)	Electrometallurgy
WVA Manufacturing, LLC	United States of America (5)	Electrometallurgy
Quebec Silicon LP	Canada (6)	Electrometallurgy
Globe Metales, S.A.	Argentina (7)	Electrometallurgy
Ferroglobe Mangan Norge AS	Norway (8)	Electrometallurgy
Ferroglobe Manganese France SAS	France (9)	Electrometallurgy
FerroAtlántica del Cinca, S.L.	Spain (1)	Electrometallurgy
FerroAtlántica de Boo, S.L.U.	Spain (1)	Electrometallurgy
FerroAtlántica de Sabón, S.L.U.	Spain (1)	Electrometallurgy
Ferrous Receivables DAC	Ireland (10)	Receivables Securitization

Registered Offices:

1.	Pº Castellana, Nº 259-D Planta 49ª, 28046, Madrid, Spain

2.	517, Av. de la Boisse., Chambery, France

3.	Beyersnek Road Po Box 657, Polokwane, 0700 ZA, South Africa

4.	1595 Sparling Road, Waterford OH 45786, United States

5.	Route 60 East, Alloy WV 25002, United States

6.	6500 Rue Yvon-Trudeau, Becancour Québec G9H 2V8, Canada

7.	Pico 1641 - Floor 8th - Rooms A and C, Buenos Aires, Argentina

8.	Mo Industripark, 8624 Mo-i-Rana, Norway

9.	Route De L’Ecluse , de Mardyck, 59792, Grande Synthe, France

10.	32 Molesworth Street, Dublin 2, Ireland

The following subsidiaries were dormant and subsequently have been dissolved during 2021:

•	Ferroatlantica International Ltd was subsequently dissolved on 23 March 2021; and

•	Ferroglobe Services (UK) Ltd was subsequently dissolved on 4 May 2021.

Further information about subsidiaries, including disclosures about non-controlling interests, is provided in Note 2 to the consolidated financial statements.

4.    Trade and other receivables

	2020			2019
	Non-current	Current	Total	Non-current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amounts receivable from subsidiaries	221,878	88,033	309,911	207,576	87,781	295,357
VAT recoverable	—	294	294	—	615	615
Other receivables	—	58	58	—	—	—
Total	221,878	88,385	310,263	207,576	88,396	295,972

Current amounts due from subsidiaries are repayable on demand and are non interest bearing.

Non-current amounts receivable from related parties comprise loans receivable from subsidiaries. The loans bear interest at a rate of 6 month EURIBOR + 3.41% per annum and mature on March 1, 2022.

5.    Trade and other payables

	2020	2019
	US$'000	US$'000
Amounts payable to related parties	217,803	187,009
Trade payables	7,637	3,847
Total	225,440	190,856

Amounts payable to related parties comprise $217,803 thousand payable to subsidiaries (2019: $187,009 thousand) and $41thousand payable to entities under common control (2019: $41 thousand). Amounts payable to subsidiaries include variable rate interest bearing loans of $186,968 thousand (2019: $186,968 thousand).

The Company guarantees the debts and liabilities of certain of its UK subsidiaries at the balance sheet date in accordance with section 479C of the Companies Act 2006. The Company has assessed the probability of loss under these guarantees as remote.

6.    Shareholders’ funds

The change in other reserves is as follows:

	Other reserves
	Merger reserve	Share premium	Share-based payment	Own shares	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at December 31, 2018	(280,023)	420	4,629	(11,932)	(286,906)
Share-based compensation	—	—	4,881	—	4,881
Balance at December 31, 2019	(280,023)	420	9,510	(11,932)	(282,025)
Share-based compensation	—	—	1,988	—	1,988
Balance at December 31, 2020	(280,023)	420	11,498	(11,932)	(280,037)

7.    Debt instruments

Debt instruments comprise the following at December 31:

	2020	2019
	US$'000	US$'000
Unsecured notes carried at amortised cost
Principal amount	150,000	150,000
Unamortised issuance costs	(1,531)	(2,565)
Accrued coupon interest	4,687	4,687
Total	153,156	152,122

Amount due for settlement within 12 months	4,605	4,687
Amount due for settlement after 12 months	148,551	147,435
Total	153,156	152,122

On February 15, 2017, Ferroglobe issued $150,000 thousand aggregate principal amount of 9.375% Senior Notes due March 1, 2022 (the "Notes"). Issuance costs of $5,193 thousand were incurred. Interest on the Notes is payable semi-annually on March 1 and September 1 of each year, commencing on September 1, 2017.

At any time prior to March 1, 2019, the Company may redeem all or a portion of the Notes at a redemption price based on a "make-whole" premium. At any time on or after March 1, 2019, the Company may redeem all or a portion of the Notes at redemption prices varying based on the period during which the redemption occurs.

The Notes are senior unsecured obligations of the Issuers and are guaranteed on a senior basis by certain subsidiaries of Ferroglobe. The Notes are listed on the Irish Global Exchange Market. The associated indenture of the Notes contains certain negative covenants. Additionally, if the Issuers experience a change of control the indenture requires the Issuers to offer to redeem the Notes at 101% of their principal amount. At December 31, 2020, Grupo VM owned 53.9% of the Company's issued and outstanding shares and has pledged them to secure its obligations to certain banks (2019: 53.9%). The Company would experience a change in control and would be required to offer redemption of bonds in accordance with the indenture if Grupo VM defaults on the underlying loan.

The fair value of the Notes, determined by reference to the closing market price on the last trading day of the year was $268,538 thousand as at December 31, 2020 (2019: $219,118). The fair value as at 30 April 2021 is $344,715.

8.    Other financial liabilities

Other financial liabilities comprise a derivative financial liability in respect of the Company’s cross currency swap, for further details, refer to Notes 19, 27 and 28 in the consolidated financial statements. This derivative was cancelled during 2020.

9.    Property, plant and equipment

The detail of property, plant and equipment, net of the related accumulated depreciation and impairment in 2020 and 2019 is as follows:

	Leased Land	Leased Plant
	and Buildings	and Machinery	Accumulated Depreciation	Impairment	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at December 31, 2019	2,007	4	(791)	(1,218)	2
Adoption of IFRS 16	—	—	—	—	—
Depreciation charge for the year	—	—	(3)	—	(3)
Impairment	—	—	—	—	—
Exchange differences	186	—	(71)	(112)	3
Balance at December 31, 2020	2,193	4	(865)	(1,330)	2

On January 1, 2019 the Company adopted IFRS 16 ‘Leases’ resulting in an increase in property, plant and equipment of $2,050 thousand and an increase to lease obligations of $2,050 thousand (see Note 11).

During 2019 the Company recognised an impairment of $1,223 thousand in relation to the lease for the London office. No impairment was recognised during 2020.

10.   Leases

Lease obligations comprise the following at December 31:

	2020	2019
	US$'000	US$'000
Operating lease obligations at December 31, 2018	—	2,184
Minimum lease payments on finance lease liabilities at December 31, 2018	—	—
Gross lease liabilities at January 1, 2019	—	2,184
Discounting	—	134
Lease liabilities at January 1, 2019	—	2,050
Present value of finance lease liabilities at December 31, 2018	—	—
Additional lease liabilities as a result of the initial application of IFRS 16 as at January 1, 2019	—	2,050

Balance as at January, 1	1,252	—
Adoption of IFRS 16	—	2,050
Interest	41	80
Lease payments	(840)	(815)
Exchange differences	66	(63)
Balance as at December, 31	519	1,252
Analysed as:
Current	492	800
Non-current	27	452

At December 31, 2019, future net minimum lease payments together with the future finance charges are as follows:

	Undiscounted minimum lease payments	Present value of minimum lease payments
	US$'000	US$'000
Within one year	842	800
Between 1 and 5 years	458	452
After 5 years	—	—
Total minimum lease payments	1,300	1,252
Less: amounts representing finance lease charges	48	—
Present value of minimum lease payments	1,252	1,252

11. Events after the reporting period

Modification of contractual terms in REINDUS loan

On January 26, 2021 the Company received a decision from the Administration under which it has been agreed to extend the grace period and the term of the loan. New terms agreed contractually implies main loan will start to be repaid by 2023 and it will be completed by 2030, and interest rate will increase from 2.29% to 3.55%.

Repayment of North-American asset-based loan (ABL)

On March 16, 2021, the Company has repaid in its entirety the remaining balance at the date for an amount equal to $39,476 thousand, cancelling its obligations derived from the contract.

Note purchase agreement

In May 12, 2021 Ferroglobe Finance Company, PLC (a new, indirect subsidiary of the Company) entered into a Note Purchase Agreement with the members of the “Ad Hoc Group” relating to the issuance of an initial $40 million of aggregate $60 million new senior secured notes (the “New $60 million Notes”).

Finally, on May 12, 2021, the Company entered into a Note Purchase Agreement with the members of the “Ad Hoc Group” relating to the issuance of an initial $40 million of aggregate $60 million new senior secured notes. The conditions precedent to the Note Purchase Agreement have been satisfied and the initial $40 million is in the process of being settled.

In accordance with the terms of the transaction set out in the Lock-Up Agreement, all holders of the existing 9.375% Senior Notes due 2022 (the “2022 Senior Notes”) will have the right to subscribe for a pro rata share of the New $60 million Notes.

Changes to the board of directors

On April 30, 2021, Mr. José María Alapont resigned from the Board of Directors.

On May 13, 2021, Belén Villalonga, Silvia Villar-Mir de Fuentes, Nicolas De Santis and Rafael Barrilero Yarnos were appointed to the Board

Appendix 1 - Non-IFRS financial metrics (unaudited)

Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit, Working Capital, Free Cash Flow, Net Debt, Net Debt to total assets and Net Debt to Capital are non-IFRS financial metrics that Ferroglobe utilizes to measure its success. The Company has included these financial metrics to provide supplemental measures of its performance. We believe these metrics are important because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures.

Adjusted EBITDA

	2020	2019
	US$'000	US$'000
(Loss) profit attributable to the parent	(246,339)	(281,718)
Loss from discontinued operations	5,399	(84,637)
Loss attributable to non-controlling interest	(3,419)	(5,039)
Income tax (benefit) expense	21,939	(40,424)
Net finance expense	66,791	61,845
Financial derivatives gain	(3,168)	(2,729)
Exchange differences	(25,553)	(2,884)
Depreciation and amortization charges, operating allowances and write-downs	108,189	120,194
EBITDA	(76,161)	(235,392)
Impairment loss	73,344	174,464
Revaluation of biological assets	—	530
Contract termination costs	—	9,260
Restructuring and termination costs	3,773	5,894
Energy: France	70	9,682
Energy: South Africa	156	3,645
Staff costs: South Africa	—	327
Other idling costs	2,887	1,532
Gain on sale of hydro plant assets	—	822
Bargain purchase gain	—	—
Tolling agreement	28,441	—
Adjusted EBITDA	32,510	(29,236)

Adjusted EBITDA Margin

	2020	2019
	US$'000	US$'000
Adjusted EBITDA	(32,510)	(29,236)
Sales	1,144,434	1,615,222
Adjusted EBITDA Margin	2.8%	(1.8)%

Adjusted Net Profit

	2020	2019
	US$'000	US$'000
(Loss) profit attributable to the parent	(246,339)	(280,601)
Tax rate adjustment	93,113	90,241
Impairment loss	49,874	118,636
Revaluation of biological assets		360
Contract termination costs		6,297
Restructuring and termination costs	2,566	4,008
Energy: France	48	6,584
Energy: South Africa	106	2,479
Staff costs: South Africa	—	222
Other idling costs	1,963	1,042
Bargain purchase gain		—
Tolling agreement	19,340	—
Gain on sale of hydro plant assets		(55,079)
Adjusted (loss)/profit attributable to the parent	(79,329)	(105,811)

Working Capital

	2020	2019
	US$'000	US$'000
Inventories	246,549	354,121
Trade and other receivables	242,262	309,064
Trade and other payables	(149,201)	(189,229)
Working Capital	339,610	473,956

Free Cash Flow

	2020	2019
	US$'000	US$'000
Net cash provided by operating activities	154,268	(31,194)
Payments for property, plant and equipment	(30,257)	(32,445)
Free Cash Flow	121,698	(98,222)

Net Debt

	2020	2019
	US$'000	US$'000
Bank borrowings	107,607	158,999
Debt instruments	357,508	354,951
Lease obligations	39,866	25,872
Other financial liabilities	63,896	66,539
Cash and cash equivalents	(102,714)	(94,852)
Non-current restricted cash and cash equivalents	(28,843)	(28,323)
Net Debt	437,320	483,186

Capital

	2020	2019
	US$'000	US$'000
Net Debt	437,320	483,186
Equity	365,719	602,297
Capital	803,039	1,085,483